

OCTOBER 2019

Board Reconstitution is Necessary to Save Progenics Pharmaceuticals, Inc.

Disclosure & Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN ANY FUND, ACCOUNT OR INVESTMENT VEHICLE MANAGED BY VELAN CAPITAL, L.P. (TOGETHER WITH THE OTHER PARTICIPANTS IN ITS SOLICITATION, "VELAN") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF VELAN, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO PROGENICS PHARMACEUTICALS, INC. ("PROGENICS" OR THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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Table of Contents

Executive Summary

Introduction to Velan Capital

- **Velan Capital, L.P. ("Velan Capital") is a private investment partnership that strives to optimize long-term value creation**

  — All of its capital comes from its principals (not passive investors)

  — We are truly long-term owners and not agents

- **Focus on undervalued healthcare companies with a particular expertise in the specialty pharmaceutical industry**

- **Velan's team members have extensive experience and stellar track records**

  — Founded, operated and successfully exited multiple specialty pharmaceutical companies / divisions since 2010, which sum to several billions of dollars in returns for investors

- **A history of actively working with management teams and boards to support growth and build successful businesses**

> **Velan brings credibility towards accomplishing its overarching objective:**
>
> **CREATING AND MAXIMIZING SHAREHOLDER VALUE**

Situation Overview

Velan Capital, including the other participants in its call for change ("Velan", "Velan Group", or "we"), collectively own 11.7% of the outstanding shares of Progenics Pharmaceuticals, Inc. ("PGNX", "Progenics", or the "Company"), representing an <u>increased</u> position since the Company's 2019 Annual Meeting of Stockholders (the "Annual Meeting"), making us its second largest stockholder

Stockholders spoke clearly at the Company's 2019 Annual Meeting with nearly two-thirds of the votes cast supporting Velan's call for change	▪ Stockholders overwhelmingly voted against the re-election of Peter J. Crowley, then Chairman of the Progenics Board of Directors (the "Board"), and Michael D. Kishbauch, then Chairman of the Nominating and Corporate Governance Committee ▪ Stockholders also expressed dissatisfaction with the performance of CEO Mark Baker; ~36% of votes cast were against his re-election, <u>despite the fact that votes were not even solicited against Mr. Baker</u>

Given the Company's recent actions and its continued underperformance, we were forced to act again and are calling on stockholders to support our efforts to reconstitute the Board	▪ **CONSENT** to the removal of CEO Mark Baker, Dr. David Scheinberg and Ms. Nicole Williams from the Board due to <u>decade-long tenures presiding over poor performance while receiving millions in compensation</u>
	
	▪ **CONSENT** to the addition of five <u>new</u>, <u>highly-qualified</u>, <u>fully-independent</u> directors to:
	    ▪ (i) replace the three targeted directors
	    ▪ (ii) fill the two vacancies for belatedly outgoing Directors Peter Crowley and Michael Kishbauch

We felt we could not sit idly by because of the Company's concerning performance, flawed corporate governance and poor leadership issues that have plagued Progenics	▪ The valuable assets of PGNX have been hampered by years of missteps under the incumbent Board. <u>Most importantly, cancer patients have been unable to receive timely access to vital treatments</u> ▪ The Company's stock price is down on a relative and absolute basis over nearly every relevant period ▪ CEO Mark Baker is, in our view, underqualified, underperforming, and has made questionable decisions – including misleading and withholding key information from stockholders and analysts ▪ The Board seems determined to avoid accountability at all costs and neglect the views of its stockholders

Velan strongly believes the Board must be reconstituted for all stockholders to realize the significant value potential of the Company

Source: Company filings and FactSet.

Velan's Rationale for Change

PERFORMANCE, STOCKHOLDER & GOVERNANCE ISSUES	OPERATIONAL CONCERNS
 **DISMAL SHARE PRICE PERFORMANCE**	 **BOTCHED COMMERCIAL EXECUTION**
 **ENTRENCHMENT TACTICS & EGREGIOUS GOVERNANCE PRACTICES**	 **MANUFACTURING & SUPPLY CHAIN ISSUES**
 **INEFFECTIVE OVERSIGHT OF UNDERQUALIFIED & OVERPAID MANAGEMENT**	 **QUESTIONABLE CLINICAL PROGRAM DECISION MAKING**
 **LACK OF TRANSPARENCY & MISLEADING STATEMENTS**	 **INEFFICIENT FINANCIAL MANAGEMENT**

Dismal Company Stock Performance



Stock Price (as of 10/1/2019)	$4.95
Market Cap ($M)	~$430M
PGNX TSR over CEO tenure	-18.85%
Peer[1] TSR over CEO tenure	33.89%

(1 YR) Total Shareholder Return

- Progenics: (19.51%)
- Nasdaq Composite: (1.60%)
- Nasdaq Biotech Index: (19.12%)

(3 YR) Total Shareholder Return

- Progenics: (21.80%)
- Nasdaq Composite: 48.88%
- Nasdaq Biotech Index: 1.63%

(5 YR) Total Shareholder Return

- Progenics: (0.80%)
- Nasdaq Composite: 78.85%
- Nasdaq Biotech Index: 9.10%

Source: Bloomberg and Company filings. Note: Stock prices through October 1, 2019, the date before the Lantheus Medical Imaging, Inc. ("Lantheus") transaction announcement.
(1) Represents publicly-traded peers from page 9 of the amended 10-K filed on 4/30/19.

A Board in Need of Refreshment

- **Board in need of fresh perspectives, more relevant experience, better track records and stockholder alignment**
  - Targeted Directors Baker (CEO), Scheinberg and Williams all have tenures of 10+ years
  - Dr. Scheinberg has been a member of the Board <u>since 1996</u>
- **Our 2019 Annual Meeting campaign was supported by nearly two-thirds of the votes cast by stockholders**
- **CEO Mark Baker received 36% of the votes cast against his re-election at the 2019 Annual Meeting despite Velan not targeting him in that proxy contest (Mr. Baker also received a 23% vote against his re-election in 2018)**
- **Despite a strong stockholder message, the Board continues to provide ineffective oversight of, in our view, an underqualified, underperforming and overpaid management team**

"Most importantly, the board has failed to hold the management accountable for multiple strategic and operational missteps...in a best case scenario, the board waited too long to add executives with the required expertise."

- ISS, June 28, 2019

OVERVIEW OF 2019 ANNUAL MEETING VOTING RESULTS

	FOR	AGAINST	ABSTAIN	% AGAINST	% AGAINST + ABSTAIN
Peter J. Crowley	22,840,259	42,226,653	675,192	64.9%	65.3%
Mark R. Baker	36,974,667	20,865,674	7,901,763	36.1%	43.8%
Bradley L. Campbell	49,788,644	1,628,563	14,324,897	3.2%	24.3%
Karen J. Ferrante	49,841,525	5,765,245	10,135,334	10.4%	24.2%
Michael D. Kishbauch	22,847,869	42,164,606	729,629	64.9%	65.2%
David A. Scheinberg	49,847,264	5,869,998	10,024,842	10.5%	24.2%
Nicole S. Williams	49,664,498	5,963,635	10,113,971	10.7%	24.5%

The Board, including CEO Baker received a significant vote of no-confidence despite only two directors targeted in our prior campaign. Stockholders demand necessary change

Source: Company filings and ISS Proxy Analysis and Benchmark Policy Voting Recommendations – Progenics 2019 Annual Meeting.

Missed Opportunities

1095

- **1095 is a radiopharmaceutical that binds to prostate cancer cells to deliver highly targeted radiation**

- **1095 was acquired in January 2013 with strong clinical data already in hand**

  — 1095 laid dormant and remained undeveloped by Progenics until the license of a competing product (PSMA-617) by competitor Endocyte, Inc. in 2017 and its successful monetization in 2018

  — Endocyte, Inc., in contrast, created substantial value in the platform within a year of licensing PSMA-617, culminating in its sale to Novartis Pharmaceuticals Corporation for approximately $2.1 billion

- **The Board squandered its strong position and the opportunity to be first to market by sitting idly by and not recognizing or advancing the value of its pipeline**

AZEDRA

- **AZEDRA is a radiopharmaceutical targeting rare neuroendocrine tumors that is the first FDA-approved product for its orphan indication**

- **Progenics received approval for AZEDRA in July 2018 and took TEN MONTHS to dose a patient**

- **We could not find ONE other launch that took that long to dose a patient**

  — When the first patient was dosed, Progenics elected to pay its milestone in stock (vs. option to pay cash)

- **Management has little to no experience in the manufacturing and commercialization of complex pharmaceuticals – in contrast to our Nominees**

Source: SEC filings and press releases.

Potential Alarming Issues

POTENTIAL SUPPLY CHAIN CONCERNS(1)

- Upcoming IRE transition period may require plant shutdown (sole iodine-131 supplier, which is the radioactive payload for AZEDRA and 1095) – need for additional backup suppliers
- Centre for Probe Development & Commercialization ("CPDC") import ban in August 2018
- Capacity and production limitations for 1095 (at CPDC) and AZEDRA (in Somerset)
- Uncertain PyL supply chain (critical given product's two-hour half-life)
- The need to implement manufacturing "tweaks" for AZEDRA that could not be done before Progenics acquired the Somerset suite in February 2019

POTENTIAL DISCLOSURE ISSUES & MISLEADING STATEMENTS(1,2)

- Not disclosing CPDC's import ban in August 2018 mere days before raising $75 million in a follow-on offering (if known at the time) and not disclosing IRE's potential plant shutdown or supply chain constraints for AZEDRA, PyL and 1095
- Potentially misleading press release in June 2019 stated a patient was dosed with 1095 when Velan heard this was not true; to complicate matters, the patient was subsequently enrolled in the trial despite two physicians stating the subject was not a candidate

Under CEO Baker, Progenics appears to face supply chain challenges and may have made questionable, and in Velan's view, fraudulent disclosure decisions

(1) Source: Company filings, press releases, conference calls, conversations with Progenics management in July and August 2019, https://www.accessdata.fda.gov/CMS_IA/importalert_189.html and https://www.itnonline.com/article/medical-isotope-industry-opposes-export-highly-enriched-uranium-ire.
(2) Source: Conversations with industry expert who spoke with employees of both Progenics and the Company's suppliers in September 2019.

Lack of Concessions in Prior Campaign

Velan Clarifies Interactions with Progenics Pharmaceuticals' Board of Directors

Highlights how the Board Continues to Distort the Truth and Mislead Stockholders in an Attempt to Preserve the Troubling Status Quo and Avoid Accountability at All Costs

Calls out the Board for Falsely and Recklessly Alleging that Velan's Settlement Proposals Have Sought Control of the Board

Urges Stockholders to Demand Accountability by Voting AGAINST the Re-election of Peter Crowley and Michael Kishbauch on the GREEN Proxy Card TODAY

There is NOTHING in Velan's proposal that even remotely exemplifies control or the desire for control. Indeed, Progenics refuses to grant Velan shareholder representation – not even a SINGLE director seat – yet it fraudulently claims we seek "Board Control". Further exacerbating the Board's deception is the convenient exclusion of the FACT that Board observers are NON-VOTING and have nothing to do with control.

We seek stockholder representation and accountability EVEN IN A NON-VOTING MANNER. This is a critical component of our campaign and our fight for rights for all stockholders.

	Velan's Initial Settlement Offer	Velan's Latest Settlement Offer
Addition of Board Director(s)	Add 3 Directors from Velan	**Accepted Company's Offer** to Add 2 Directors with No ESG Concerns and No Ties to Velan Requested Two Non-Voting Board Observer Seats
Removal of Board Director(s)	Remove 3 Directors	**Accepted Company's Offer** to Remove One Director (Not Named) by 2020 Annual Meeting Proxy Materials

Board's Lack of Movement

In contrast, the Board has shown an inability to engage in a meaningful manner. Other than reducing its initial unreasonably long standstill requirement for Velan, the Board's ONLY material movement in its negotiations with respect to Board composition is the removal of one director (not named) within a year. Not specifying this director or the timeline of his or her resignation illustrates the Board's continued reluctancy to instill accountability in the boardroom.

	Board's Initial Settlement Offer	Board's Latest Settlement Offer
Addition of Board Director(s)	Add 2 Directors	Add 2 Directors
Removal of Board Director(s)	None	Remove One Director (Not Named) by 2020 Annual Meeting Proxy Materials

Velan has shown a willingness to negotiate by initiating the outreach to the Board in its settlement discussions on numerous occasions and by materially improving its settlement offers. In contrast, the Board has decided to engage in a game of deception with stockholders by mischaracterizing its interactions.

	Velan's Initial Settlement Offer	Velan's Latest Settlement Offer (as of June 28, 2019)
Velan's Latest Settlement Offer	Add 3 Directors from Velan	**Accepted Company's Offer** to Add 2 Directors with No ESG Concerns and No Ties to Velan Requested Two Non-Voting Board Observer Seats
Removal of Board Director(s)	Remove 3 Directors	**Accepted Company's Offer** to Remove One Director (Not Named) by 2020 Annual Meeting Proxy Materials

	Board's Initial Settlement Offer	Board's Latest Settlement Offer (as of June 28, 2019)
Addition of Board Director(s)	Add 2 Directors	Add 2 Directors
Removal of Board Director(s)	None	Remove One Director (Not Named) by 2020 Annual Meeting Proxy Materials

We question why the Board refused to allow Velan representatives in a Non-Voting Observer capacity – to us this signals that the Board is afraid of strong voices that are willing to challenge the status quo and ask important questions (indeed the Company has continually ducked Velan's pressing questions)

Source: Press release from Velan on June 28, 2019.

Lack of Concessions in Prior Campaign (Cont'd)



Progenics to Mail Letter to Shareholders
Highlights Velan's Faulty Assertions and Ongoing Efforts to Mislead Progenics Shareholders
Urges Shareholders to Vote "For" All of Company's Directors on the WHITE Proxy Card

Despite Progenics' good faith effort and repeated concessions, Velan insists on seeking control

First Offer:

We proposed, and continue to propose, constructive compromises to avoid this disruptive and expensive proxy contest. Velan, however, has repeatedly rebuffed our efforts to reach a mutually agreeable settlement. Our latest offer, for example, would have allowed Velan to designate to the Board, two new, mutually agreeable independent directors with radiopharmaceutical commercialization and supply chain management experience so long as they did not have any past associations with price-gouging or other activities that would raise serious environmental, social and governance ("ESG") concerns. Our latest offer also included that these new directors would each be eligible to serve on one committee, either Nominating and Corporate Governance or Compensation, and would also be re-nominated at the 2020 Annual Meeting. In return for these reasonable settlement terms, we only

Press Release, June 19, 2019

Second Offer:

- ✓ The 2 new directors identified by Velan each get immediate appointment to a Board committee
- ✓ 1 incumbent director will not stand for re-election at the 2020 AGM

Press Release, June 27, 2019

Velan made substantially more concessions than the Board in its negotiations leading up to the 2019 Annual Meeting

Source: Press releases.

Engagement Since 2019 Annual Meeting

Date	Key Events Leading up to Consent Solicitation
July 11, 2019 *(Annual Meeting)*	Velan publicly stated its desire to negotiate with Progenics and move to a settlement. Velan team members even stayed in New York City after the Annual Meeting and sought to meet with the Board
July 15, 2019	Messrs. Baker and Campbell held a call with Velan and indicated no willingness to compromise on the Company's prior offer despite the nearly two-thirds stockholder vote in support of Velan's campaign
July 26, 2019	Velan again reached out to the Board and provided a revised proposal which removed Velan's prior request for non-voting observer seats and requested a third director be mutually appointed between the parties. All other terms remained consistent with Velan's prior offers
September 6, 2019	The Board provided a counterproposal – **over a month later**. The terms included: ▪ (i) expiration of the standstill through the 2020 Annual Meeting; ▪ (ii) the addition of three new directors for a Board size of eight directors – one designated by Velan (but no one affiliated with Velan), one identified by the Company to be selected by Velan and one selected by the newly reconstituted Board of seven directors, which could include candidates proposed by Velan for consideration; ▪ (iii) new Board Chair must be agreed upon by six members of the reconstituted Board; and ▪ (iv) relevant committee appointments for new directors
September 8, 2019	Velan agreed to be subject to a longer standstill but only if CEO Mark Baker stepped down due to questionable decisions made under his guidance and the Company's continued underperformance as well as stockholder outreach indicating that the CEO must be removed
September 11, 2019	Progenics provided a counterproposal which would allow Velan to appoint two of the three new nominees and would provide Velan with expense reimbursement (other terms, including longer standstill, remained)
September 16, 2019	**Velan reiterated its intention to hold CEO Mark Baker accountable**

Given recent learnings and stockholder demands, Velan could not accept any proposal that did not hold CEO Mark Baker accountable and thus, was ultimately left with no choice but to launch this Consent Solicitation

Poor Governance Continues Despite Stockholder Vote at 2019 Annual Meeting

- **Continued Failure to Listen to Stockholder Voices**
  - Despite the overwhelming vote against the re-election of Messrs. Crowley and Kishbauch at the July 11, 2019 Annual Meeting, the Company chose to delay their resignations until October 17, 2019 (more than three months later) and permitted these directors to vote on the future of the Company

- **Continued Misleading Disclosure**
  - Progenics touted a number of "governance enhancements" following the 2019 Annual Meeting, including accepting the resignations of Messrs. Crowley and Kishbauch, reconstituting Board committees and its commitment to appoint a new Chairman
  - We find it extremely disingenuous for the Board to take credit and tout these changes as enhancements in "response to shareholder feedback" when they were inevitable given the forced resignations of Messrs. Crowley and Kishbauch that were caused by stockholders' having to make their voices heard
  - Indeed, the Board vehemently opposed and vigorously defended its governance, and Messrs. Crowley and Kishbauch at the 2019 Annual Meeting

- **Continued Attempts to Avoid Accountability**
  - In the midst of this consent solicitation, Progenics announced the Lantheus transaction
  - Rather than allowing stockholders to decide on the future of the Company by electing directors who they believe are best equipped to determine the strategic direction of the Company, the Board unilaterally entered into a transaction to sell the Company at a massive discount

We believe the Board has largely ignored stockholders (the Lantheus transaction proves its recent stockholder outreach and governance enhancements moot) and continues to try to avoid accountability at all costs

Source: Company filings and press releases.

A Suspect Transaction

On October 2, 2019, Lantheus Holdings, Inc. (NASDAQ: LNTH) announced an all-stock merger with Progenics





Lantheus to Acquire Progenics to Form a Leading Precision Diagnostics Imaging and Therapeutics Company

Highly Complementary Portfolio of Ultrasound and Radiopharmaceutical Diagnostics and Oncology Therapeutics

Lantheus' Proven Commercial, Manufacturing and Operational Excellence Well Positioned to Optimize the Combined Company's Innovative Diagnostic and Radiopharmaceutical Portfolio

Progenics Shareholders to Receive 0.2502 Shares of Lantheus Common Stock for Each Share of Progenics Stock in All-Stock Transaction

Exchange Ratio Represents ~35% Aggregate Ownership Stake in the Combined Company and Implies Premium of 21.5% to Progenics' 30-Day VWAP[1]

Diversifies Revenue Streams, Enhances Cash Flow Generation and Positions Combined Company for Sustainable, Long-Term, Profitable Growth

NORTH BILLERICA, Mass. & NEW YORK--(BUSINESS WIRE)--Lantheus Holdings, Inc. (NASDAQ: LNTH) ("Lantheus"), parent company of Lantheus Medical Imaging, Inc. ("LMI"), a leader in the development, manufacture and commercialization of innovative diagnostic imaging agents and products, and Progenics Pharmaceuticals, Inc. (NASDAQ: PGNX) ("Progenics"), an oncology company developing innovative medicines and artificial intelligence to find, fight and follow cancer, today announced a definitive agreement for Lantheus to acquire Progenics in an all-stock transaction. The transaction has been unanimously approved by the Boards of Directors of both companies.

Progenics Shareholders to Receive 0.2502 Shares of Lantheus Common Stock for Each Share of Progenics Stock in All-Stock Transaction

Exchange Ratio Represents ~35% Aggregate Ownership Stake in the Combined Company and Implies Premium of 21.5% to Progenics' 30-Day VWAP[1]

In Velan's view, the Board abandoned its fiduciary duties by choosing to sell Progenics at a <u>massive discount</u> in an attempt to prevent the voices of stockholders from being heard and avoid accountability at all costs

Progenics Sends Letter to Shareholders

Highlights Clear and Compelling Value of Lantheus Transaction to All Shareholders

Urges Shareholders to Prevent Velan and its Nominees from Seizing Control of the Board and Company without a Premium to All Shareholders

Urges Shareholders to Sign and Return Progenics' WHITE Consent Revocation Card

NEW YORK, Oct. 09, 2019 (GLOBE NEWSWIRE) -- Progenics Pharmaceuticals, Inc. (NASDAQ: PGNX), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today issued the following letter that it intends to mail to shareholders, highlighting its belief in the value that will be created by its recently announced transaction with Lantheus Holdings, Inc. ("Lantheus"), and the uncertainty surrounding Velan Capital L.P.'s ("Velan") promised, but unproven, strategic plan.

October 9, 2019

- *Lantheus' offer and closing stock price on October 2, 2019 implied an offer price of $4.76 per share, representing a significant discount to Progenics' follow-on financing last year at $8.25 per share and the 52-week high price of $6.25 per share as of October 2, 2019*

agents and products. Your Board negotiated this compelling strategic transaction that delivers a premium and a 35% ownership stake in

Is "delivering a premium" the standard that Progenics stockholders deserve?

Source: Company filings and press releases.

SEE SLIDES 50-57 FOR ADDITIONAL DETAILS
16

A Suspect Transaction (Cont'd)

After the transaction was announced, we pressed CEO Baker on the timing of the deal and whether a process was run

- *CEO Baker stated that Progenics* **"had a transaction that was doable"** *and argued for the transaction by saying its* **"not like [Progenics stockholders] are giving up anything"**

IN CONTRAST, WE BELIEVE A TRANSACTION SHOULD BE IN THE COMPANY'S AND STOCKHOLDERS' BEST INTERESTS

Furthermore, the Board decided to unanimously support the transaction during the middle of this Consent Solicitation and with two directors – Messrs. Crowley and Kishbauch – who were not re-elected by stockholders but nevertheless remain on the Board

WE DO NOT BELIEVE THAT LANTHEUS CAN SOLVE PROGENICS' ISSUES AND THAT TAKING ALL-STOCK AT CURRENT VALUES OPENS PROGENICS STOCKHOLDERS TO UNDUE RISKS AS LANTHEUS HAS MANY OF THE SAME ISSUES AS PROGENICS (AS WELL AS OTHERS)

We believe the current transaction does <u>NOT</u> benefit Progenics stockholders – though our nominees would evaluate further and consider all improved / superior offers that are presented to the Board

Source: Company filings and press releases.

Opinion of Governance Experts



CORP GOV *Leading Corporate Governance News and Intelligence* ANALYSIS EDIT

EDITOR PICKS

Progenics Pharmaceuticals Needs a Treatment for Sickly Corporate Governance

1 Hour Ago · 27 · 6 Minutes Read

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- *Progenics Pharmaceuticals, Inc. Pushed Through Questionable Merger with Votes from Directors Who Had Resigned*
- *Progenics Agreed to Large Termination Fee in Possible Move to Trap Shareholders in Deal*
- *Corporate Governance Expert Finds Termination Fee, Lame Duck Director Votes "Troubling"*
- *Stock Trading Above Offer Price, Suggesting Shareholders Want A Kiss or Deal Scrapped*

By John Jannarone

Progenics Pharmaceuticals, Inc. is in the business of helping cancer patients get better. But recently, it has taken actions that made some shareholders feel downright ill.

"*One corporate governance expert said the decision for two outgoing directors to vote on such a serious matter is concerning. "It was legal but that doesn't make it the correct approach. I would* ***consider it bad form****," said Professor Charles Elson, Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. "Usually directors will leave immediately when they resign. You shouldn't have them making big decisions for the same reason* ***lame duck politicians*** *leave those to their incoming replacements."*"

"*"The outgoing directors were told to leave by shareholders, then approved a deal with a significant termination fee,* ***effectively locking it in****," Mr. Elson said. "It's troubling."*"

- *If the transaction "will deliver clear and compelling value to all shareholders" per the Board's letter to stockholders on October 9, Velan questions why the Board would not allow new directors (who should have already replaced outgoing the two directors) to weigh in and vote on the transaction*

Progenics' proposed deal with Lantheus troubles corporate governance experts

Source: CorpGov.com and press releases.

Lantheus Proposal Does Not Add Up

- **Lantheus is getting Progenics' entire product portfolio for FREE at the current implied offer price of $4.78 per share as of October 15, 2019 (based on Lantheus stock price of $19.11 multiplied by 0.2502 exchange ratio)**
  - The value of RELISTOR royalties are $170mm per Velan estimates (see slide 140 for further details)
  - $20 million in annual cost savings per year and the $700+ million in NOLs from Progenics (subject to annual limitation), together equate to an NPV of $250+ million (assuming 25% tax rate)
    - Assumes a 10% discount rate – Lantheus will have a lower discount rate due to its company size



	Value of RELISTOR Royalties		Value from Cost Savings		Value from NOLs		Implied Value of PGNX's Entire Radiopharma Product Portfolio		Implied Offer Price As of 10/15/19
Rounded NPV	$170	+	$150	+	$115	+	($65)	=	$370
Memo: Est. Annual Savings:			$20		$15				

In the last year alone, Blue Earth was purchased for $475mm (PyL comparable) and Endocyte was purchased for $2.1 billion (1095 comparable)

In our view, the current proposal appears to attribute ZERO value to AZEDRA, PyL and 1095

Source: SEC filings, press releases and conference calls.
Note: Rounded to nearest $5 million. Based on Velan assumptions and estimates. Synergies and NOL assumptions may vary and illustrates value to the acquiror, not a stand-alone view.

Company's Perspectives in June

- **The images below are from the Company's June 2019 investor presentation – $300+ million peak net sales from AZEDRA and RELISTOR alone with material upside when PyL launches in $500 million market (1095 is excluded from this analysis but, in Velan's view, represents a significant opportunity)**
- **What changed in just over three months for the Company to agree to sell itself for ~$370 million?**



Management has successfully positioned its commercial products to drive shareholder value
Estimated Sales
Analysts estimated annual peak sales ranging from
$130m to $230m
First FDA approved therapy treatment for two rare cancers(1)
AZEDRA
Ultra-orphan Radiotherapeutic
Q3 2018
FDA approval
Q2 2019
First commercial sale
Analysts estimated annual peak royalty revenue ranging from
$59m to $79m
RELISTOR
BAUSCH Health
OIC
Q3 2014
OIC cancer / non-cancer pain SC formulation approval
Q2 2016
OIC cancer / non-cancer pain oral OIC approval
Current
Successful launch continues to provide shareholder value

PyL is a $500m worldwide opportunity
U.S. PET prostate market is valued at $500m with a peak of 125,000 scans per annum.(1)

Source: Company filings.

Company's Perspectives in June (Cont'd)

- **The image below is excerpted from the Company's presentation to proxy advisory firms in June 2019**
  - Progenics referenced analyst price targets and ratings as justification for why change was not necessary
  - Days before this presentation, the Company also stated it "successfully mastered [AZEDRA's] extremely complex commercialization process"

- **Instead, just over three months later, the Board decided to sell Progenics for all-stock consideration in a deal valuing the Company's common stock at ~$4.75 per share as of October 2, 2019, the date of announcement**

Rating: BUY | **BTIG** | Target Price: $14
- ✓ "We believe recently presented **long-term follow-up data for AZEDRA...point to sustained efficacy**. In our view, these results further support our positive stance on AZEDRA." – June 2019
- ✓ "We remain positive on PGNX shares, and believe the Co. is **making steady progress** with the commercialization of AZEDRA." – May 2019
- ✓ "In sum, we think **PGNX shares could outperform in 2019** as a result of the Co. having a **good mix of novel pipeline opportunities** and **commercial assets**." – March 2019

Rating: BUY | **Brookline Capital Markets** | Target Price: $12
- ✓ "Bringing the manufacturing under its control should **enable Progenics to be more efficient and ensure timely generation** of products/trial candidate molecules." – March 2019

Rating: BUY | **Needham** | Target Price: $10
- ✓ "PGNX reported 22 treatment requests for AZEDRA from 12 activated centers. This is up from 14 requests and 8 centers in March. We continue to believe peak US sales potential is ~$200M annually." – May 2019

Rating: BUY | **Jefferies** | Target Price: $9
- ✓ "Mgmt. guided to dosing and revenue from these pts in Q2. So far, **payors and providers have been receptive** to the [AZEDRA] launch, with **no payors or sites rejecting the drug due to price**." – May 2019

Rating: BUY | **National Research** | Target Price: $8
- ✓ "We also view the **acquisition of a manufacturing facility** for AZEDRA (and for 1095) for only $8M, and the securing of a long-term supply of iodine, to be **prudent moves** ahead of commercial dosing." – May 2019

Rating: BUY | **Credit Suisse** | Target Price: $7
- ✓ "Our recent discussion with a treating physician helped to **further confirm the demand for the drug**. Our expert cited the superior efficacy compared to MIBG, and, most importantly, drug access." – March 2019
- ✓ "Practitioners are well aware of AZEDRA and have been **anticipating its launch for the past several years** – the center treated a trial patient; **Several patients are currently in line** to receive AZEDRA." – March 2019
- ✓ "**Better clinical results** seen with AZEDRA compared to MIBG." – March 2019

Progenics Pharmaceuticals
Find Fight and Follow

Source: Research analyst reports, media.

Source: Company filings.

Lantheus Lacks the Skills to Save Progenics

- Progenics is facing three key operational issues – we don't believe Lantheus can solve these issues given their own similar problems, as outlined below, and their lack of experience with radiotherapeutics

PGNX Issue	Lantheus' Own Issues	Relevant Velan Nominee Skills / Experience
Commercial Execution	- DEFINITY represents approximately two-thirds of revenue and is facing current competition and potential generics and its call point is not even for nuclear medicine physicians - Quadramet is Lantheus' only therapeutic product, acquired from Jazz Pharma in Dec. 2013, and has floundered under Lantheus – net sales are de minimis per SEC filings	- Nominees Dr. Ber and Mr. Mäusli successfully launched multiple radiopharmaceuticals - Nominee Mims successfully launched multiple products while at Aptalis and grew the U.S. business to $475+ million in annual net sales
Uncertainty of Supply / Product Availability	- Three main Moly suppliers: NTP, IRE and ANSTO. NTP had facility outages in 2017, 2018 and 2019; ANSTO had multiple outages in 2019 (including one outage as a result of radiating two of its own employees); IRE has an upcoming plant transition = may be unable to fulfill demand in 2019 - SHINE estimated to be online in 2019 (per 2016 filing) but now isn't expected to be online until 2022 (3+ year delay)	Nominees Dr. Ber and Mr. Mäusli successfully acquired / built and operated 20 radiopharmaceutical manufacturing facilities at AAA
Lack of Clinical Advancement	- Minimal recent clinical progress / approvals - Submitted an IND for Flurpiridaz ("F-18") in 2006 and received 301 trial results in 2013 then conducted a "re-read" of the results in 2015, and in 2017 out-licensed the product to GE for further development (i.e., a second Phase 3 trial) - LMI-1195: Phase 3 ready for years; NDA filing delayed	- Drs. Ber and Ende have the medical and clinical backgrounds necessary to ensure Progenics' pipeline is progressed - Dr. Ende recently joined the Avadel Pharma board and turned around the timing / enrollment of its key pipeline asset within one year of joining

We believe our Nominees have the necessary skillsets to save Progenics including the expertise that Progenics touted as a rationale for the transaction

Source: SEC filings, conference calls and press releases.

WE BELIEVE WE HAVE A BETTER PLAN AND CAN SAVE PROGENICS WITH NEW DIRECTORS AND LEADERSHIP

Let's Explore ...

A Reconstituted Board

- **Our Nominees would bring complementary skill sets to the remaining directors – Mr. Campbell and Dr. Ferrante – and would more than replace the skillsets of the three targeted directors**
  - Replacing CEO Mark Baker with three Nominees with ~75 years in collective pharma experience (including radiopharmaceuticals) and two Nominees with legal experience (Mr. Baker was previously General Counsel)
    - Further, Mr. Mims would serve as interim CEO – well qualified given his multi-decade tenure in pharmaceuticals and success in leading Aptalis' U.S. commercial business
    - <u>Velan has also contacted multiple search firms (and even engaged one) to ensure minimal transition period</u>
  - Replacing David A. Scheinberg with Drs. Ber and Ende
  - Replacing Nicole S. Williams with three Nominees who we believe can qualify as financial experts
- **Adding new, much-needed expertise to the Board**
  - Successful radiopharmaceutical expertise (commercial, operations, R&D and finance functions) and pharmaceutical commercial expertise
  - Perspectives of a prior equity research analyst – instrumental to appropriate stockholder communication
  - Governance and compensation expertise to ensure Board has incentivized and rewarded management appropriately
  - Financial rigor to ensure appropriate cost-cutting and all financing alternatives are evaluated
- **Our proposal keeps two non-executive directors for continuity, including directors that chair the Nominating and Corporate Governance Committee and Compensation Committee, and together serve as sole members of the Nominating and Corporate Governance Committee**
- **Following the Consent Solicitation, if successful, our Nominees intend to consider any candidates that have been identified or appointed by the Nominating and Corporate Governance Committee to fill the resignations of Messrs. Crowley and Kishbauch as potential additions to the Board**
  - In this instance, our Nominees would constitute five of nine directors

Highly-Qualified, Independent Nominees



Dr. Gérard Ber

- Previously Co-Founder and COO of Advanced Accelerator Applications ("AAA"), building the business from scratch and selling to Novartis for $3.9 billion
- Commercial, operations & R&D radiopharmaceutical experience



Heinz Mäusli

- Previously CFO and General Counsel of AAA, and led the diligence and negotiations in its sale to Novartis for $3.9 billion
- Commercial, operations & finance radiopharmaceutical experience



Dr. Eric Ende

- President, Ende BioMedical Consulting
- Previously senior biotech analyst at multiple bulge bracket banks
- Current director at Avadel Pharmaceuticals (AVDL) and Matinas BioPharma (MTNB)



David Mims

- Previously President, U.S. Specialty Pharmaceuticals of Aptalis Pharma
- Mr. Mims successfully led multiple commercial organizations, including growing Aptalis to $475+ million in annual net sales in the U.S. during his tenure



Ann MacDougall

- CEO & Co-Founder, Dunollie Fund
- Previously a Fellow at Harvard Advanced Leadership Institute
- Previously General Counsel (GC) and member of Management Committee (U.S.), and Global Deputy GC for PwC

- Nominees bring pharmaceutical and radiopharmaceutical commercialization and supply chain expertise, investor relations and shareholder engagement, sophisticated financial analysis and judgment, and appropriate corporate governance and compensation oversight
- David Mims could serve as interim CEO

All Nominees have pharmaceutical public company board experience and are independent of Velan

Our Nominees Bring Diverse Skill Sets

- **Our Nominees would bring a wide array of skillsets to the Progenics Board from radiopharmaceutical experience to governance expertise and are fully independent of Velan and Progenics**

- **Our Nominees would not just replace the targeted directors – we believe they will enhance the Progenics Board**

						Dr. Scheinberg (20+ Year Board Tenure)	Ms. Williams (10+ Year Board Tenure)	CEO Baker (10+ Year Board Tenure)
Pharma Operating Experience Excl. Progenics	☑			☑	☑		☑	
Radiopharma Operating Experience Excl. Progenics	☑			☑				
Medical / Clinical Background	☑	☑				☑		
Financial Expertise		☑		☑	☑		☑	
Wall Street Analyst		☑						
Governance & Compensation Expertise	☑	☑	☑			☑	☑	
Whistleblower Lawsuit / Potential Conflicts						☑		☑
Pharma Public Co. Board Experience Excl. Progenics	☑	☑	☑	☑	☑	☑	☑	

Source: SEC filings, The New York Times, https://www.documentcloud.org/documents/5794701-New-and-Enhanced-Conflict-of-Interest-Principles.html, and http://www.americanlawyer-digital.com/americanlawyeripauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Approach to Improving Progenics

Note to Readers, a Green Border Means Page Contains Plan / Actions for Nominees

PAGE CONTAINS NOMINEE PLAN / ACTIONS

ACTIONS WITHIN FIRST 100 DAYS

REFINE & IDENTIFY ROADMAP

- **Commence search for top-tier CEO**
- **Further assess, develop, validate and quantify financial items**
  - Supply chain improvements
  - Expenses / financing options
- **Assess organizational team**
- **Develop roadmap for each operational category**
  - Confirm timing and order of operations
- **Create employee and stockholder communication plan**

EXECUTE & PLAN FOR LONG-TERM

- **Prioritize opportunities and action items**
- **Develop milestones and targets to measure progress**
- **Ensure appropriate resources for plan implementation**
- **Measure and report results**
- **Refine long-term plan and opportunity analysis**
- **Update stockholders on progress and consider investor day**

PLAN BEYOND 100 DAYS

- **Ensure successful transition from interim to full-time CEO**
- **Board to remain hands-on – oversee and track objectives**
  - Reassess and potentially adjust progress and objectives
- **Improve Company culture**
- **Engage new stockholders and expand analyst coverage**
- **Establish long-term strategic plan with aspirational goals**
- **Issue guidance to stockholders to measure ongoing progress**

If elected, our Nominees' top priority will be to work with Progenics to create a unified team while completing the full-time CEO search as soon as possible

Full-time CEO and Board will ensure buy-in on long-term strategic plan

Implementation of 100-Day Plan

- Our Nominees will immediately engage a search firm to select a new top-tier CEO, ideally within the first two months, while simultaneously evaluating the broader leadership team and assessing internal opportunities

- Ensuring the appropriate management and employees are in place at Progenics is critical; need to establish a <u>patient-centric culture led by accountability and transparency and supported by key employee retention plan</u>



Functional Area	Day 1 ●————————————————————————● Day 100+
CEO / Executive Team	Full-time top-tier CEO within 60 days; will evaluate Board's assessment of broader team
Commercial	Ensure reliable supply before full commercial efforts are re-initiated
Supply Chain / Manufacturing	Critical to implement quickly – impacts commercial and clinical efforts
Clinical Development	FDA meeting feedback is gating item
Financials & Financing	Lender discussions indicate up to $200 million in non-dilutive, non-recourse financing available
Governance & Incentives	Provide management oversight and align incentives tied directly to specific goals
	Assess & Develop Plan Implementation

PAGE CONTAINS NOMINEE PLAN / ACTIONS

SEE SLIDES 131-135 FOR ADDITIONAL DETAILS

Summary of 100-Day Plan & Action Items

- **Our Nominees are well-versed in the current issues facing Progenics and have a concrete plan to save Progenics**

Functional Area	Current Issues	Where Our Nominees Would Focus	Select Key Action Items
CEO / Executive Team	CEO has no pharmaceutical experience pre-Progenics; need to assess broader team given Company's missteps	▪ Identification of new top-tier CEO ▪ Evaluate broader management team ▪ Establish improved culture	▪ Nominee David Mims: interim CEO ▪ Hands-on approach by Nominees ▪ Improve culture / implement key employee retention plan
Commercial	Minimal dosings likely driven by patients and key centers unable to access AZEDRA	▪ Patient access ▪ New patient identification	▪ Reinvigorate the launch ▪ Engage / educate physicians ▪ Patient advocacy awareness ▪ Partner PyL
Supply Chain / Manufacturing	Limited capacity in-house and at external suppliers with no backup suppliers identified	▪ Ensure reliable supply through secondary manufacturing ▪ Increase capacity and set up multiple suppliers	▪ I-131 backup supplier(s) ▪ New AZEDRA lines / facilities ▪ New 1095 facility in U.S. to circumvent import ban
Clinical Development	Trials will be too lengthy to enroll / conduct given capacity constraints and trial design not conducted with commercial assessment in mind	▪ PyL NDA readiness ▪ 1095 clinical trial design ▪ AZEDRA basket trial design	▪ 1095 pivotal trial design to incorporate commercial feedback ▪ Identify AZEDRA expansion indications, endpoints & dosing
Financials & Financing	Progenics is burning ~$25mm per quarter with limited runway before another dilutive financing	▪ Cut unnecessary expenses ▪ Evaluate non-dilutive financing alternatives	▪ Reduce personnel / consultants ▪ Relocate HQ out of NYC ▪ Engage with royalty lenders ▪ Shutdown side projects / AI
Governance & Incentives	Misaligned incentives and need for proper oversight by the Board	▪ Reduce excessive compensation ▪ Align incentives with stockholders ▪ Create long-term incentives	▪ Reduce exec / Board compensation ▪ Create objective, quantifiable goals ▪ Tie incentives to goal achievement / stock price appreciation

Source: SEC filings, press releases and conference calls.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

SEE SLIDES 30-37 FOR ADDITIONAL DETAILS

Identification of Full-Time CEO

- **In the first 60 days, the Board's focus would be selecting a new CEO and evaluating the other members of the current leadership team while assessing internal candidates**
  - Progenics management and employees are vital and the reconstituted Board intends to work collaboratively to build a highly capable team to improve the culture, drive and ability to treat cancer patients

- **To-date, Velan has had discussions with leading search firms Spencer Stuart, Russell Reynolds and Heidrick & Struggles (Progenics has a relationship with Korn Ferry as well) who could engage directly with the Board**
  - Velan even engaged a healthcare-only search firm that would be ready to step in to help minimize the transition period

- **Nominees' experience in pharmaceuticals and public company director roles would provide valuable insight and input into CEO selection and existing relationships could lead to identification of potential candidates**

IDEAL QUALIFICATIONS FOR PROGENICS CEO

PUBLIC COMPANY EXECUTIVE EXPERIENCE	COLLABORATIVE APPROACH WITH BOARD & EMPLOYEES
RARE, ORPHAN OR RADIOPHARMACEUTICAL EXPERIENCE	FOCUS ON PHYSICIAN & PATIENT NEEDS
HUMBLE & OPEN TO NEW APPROACHES & IDEAS	STRATEGIC VISION FOR COMPANY & PRODUCT PORTFOLIO
ABILITY TO INSTILL CONFIDENCE & BUILD COHESIVE CULTURE	ABILITY TO IDENTIFY VALUE AMONG MULTIPLE R&D PROJECTS

PROVEN TRACK RECORD AND ABILITY TO EFFECTIVELY COMMUNICATE GOALS, OBJECTIVES & PROGRESS

Key Employee Retention Plan

- **A key component of working collaboratively and ensuring continuity is a key employee retention plan**

  — Progenics management and employees are vital and our Nominees plan on working collaboratively to build a highly capable team to improve the culture and drive / ability to treat cancer patients

  — Progenics is located in NYC and highly-skilled employees will have multiple options (and may even be spooked by the announced Lantheus merger)

- **We've heard from former and current employees at Progenics who were unhappy with how the Company was run under CEO Mark Baker**

- **Our Nominees intend to engage with employees at all levels and implement a retention plan to minimize disruption as well as other actions with the goal of making everyone feel empowered**

  — Evaluate compensation and benefits vs. competitors (doesn't appear to be a problem)

  — Provide options to employees at multiple levels – make everyone feel like an owner

  — Establish clear expectations and goals – make sure everyone is rowing in the same direction

  — Start with small "wins" and move up to bigger objectives – not being able to provide access to products or quickly develop clinical assets can be frustrating for employees as well (not just physicians and patients)

  — Create a culture of open communication

  — Ensure employees have a say in how Progenics is run – bottoms-up approach, not top-down direction

  — Invest in employees' professional development – allow employees to participate above their paygrade and, if interested, learn multiple areas of the Company

Our Nominees would ensure key employees are valued and retained

Plan: Accountability & Incentives

- **Our Nominees intend to make the following improvements at Progenics, if elected, to enhance governance, adjust compensation (to align with stockholders and tie directly to goals) and provide management oversight**

- **CEO and management team**
  — Board to engage search firm to identify CEO candidate (<u>Velan has already engaged a search firm</u> that would be ready to assist if requested by the Board)
  — In interim period, Nominee David Mims to serve as interim CEO; all Nominees to be hands-on with (and to ensure proper evaluation of) management team to assess capabilities and ensure smooth CEO transition
  — Important for Progenics to have a capable and successful bench of executives behind the CEO

- **Board and executive compensation**
  — Adjust compensation (for both Board and executives) and tie executive compensation directly to goals
  — Remove chairman of compensation committee's ability to control compensation (i.e., tie breaking vote in two member committee)

- **Management incentives**
  — Augment incentives to create (i) short-term objective and quantifiable goals, and (ii) long-term performance-based incentives with stock appreciation requirements
    - Review and implement 2020 budget; create operational objectives to ensure focus on supply and capacity
    - Remove year-end cash balance goal and other goals that create misalignment with stockholders
  — Review (or re-create) five-year plan to guide long-term strategic goals and objectives

Our Nominees would take the necessary steps to tie compensation directly to Company objectives, align incentives with stockholders, and ensure buy-in from Progenics management by working in a collaborative, hands-on manner

PAGE CONTAINS NOMINEE PLAN / ACTIONS

SEE SLIDES 120-129 FOR ADDITIONAL DETAILS

Plan: Reinvigorating AZEDRA's Launch

- **For AZEDRA's commercial success, two critical components need to be assessed**

1 **Ensuring Patient access for identified patients (including those waiting to be scheduled and those to be scheduled in the future) – <u>the key to reinvigorating AZEDRA's launch</u>**

- Our Nominees intend to evaluate why product access has been difficult through implementation of corrective and preventative action ("CAPA"). We believe this is due to multiple issues:

  - Not having the right team in place (Mr. Tenbarge's prior company did not receive approval or launch a new product during his tenure)

  - Lack of sophistication and experience (orphan and rare diseases require a different approach)

  - Ensuring operational and supply chain / manufacturing logistics (ability to make product at Somerset facility, CPDC and other facilities)

2 **In order to grow AZEDRA, Progenics needs to improve patient identification**

- Detailing by sales reps is less important for an orphan indication

- Key is assisting physicians with identifying patients and ensuring they are educated on dosing requirements

  - Physicians can serve to expand the patient population by being educated on patient eligibility

- Also critical to engage with patients through advocacy groups

Source: SEC filings and FDA.

SEE SLIDES 91-102 FOR ADDITIONAL DETAILS

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan: Partnering PyL

- **PyL is an attractive diagnostic imaging radiopharmaceutical that is currently in a Phase 3 clinical trial**

- **PyL's half life is two hours meaning that logistics and supply chain coordination are critical**

- **Our Nominees believe Progenics should partner or co-promote PyL with a commercial or distribution organization to ensure product access and appropriate sales rep detailing**

  — Need for a broader organization that has multiple manufacturing / distribution centers located within a short distance of hospitals and ordering centers given PyL's short half-life

  — Non-exclusive partnerships with multiple partners key to drive value and diversify risk

    - Our Nominees have the network and connections to evaluate these partnerships

- **Our Nominees would like to learn more from management and have access to all relevant information before making final assessment**

- **Based on discussions with physicians, PyL is an exciting opportunity that we believe could generate several hundred million in annual net sales but logistics are key in order to realize this potential**

Source: Discussions with physicians and industry experts, including our Nominees.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan: Operations Success / Product Access

- **Perform root cause analysis and implement CAPA to define the supply chain issues (and order of magnitude) and the timeline for resolution as well as any regulatory requirements**
  - Increase reliability and trust between patients and physicians

- **How much product can Progenics manufacture?**
  - Based on our assessment to-date, AZEDRA's capacity is $45 million in gross sales, 1095 is limited to one manufacturing partner under an import ban with limited dedicated manufacturing time, and PyL's supply chain is not yet established despite its need for expansive manufacturing and distribution network

- **What can we do to ensure we have supply to meet growing needs from commercial and clinical standpoint?**
  - Establish backup supplier for I-131 (our Nominees know of multiple I-131 suppliers, e.g., Curium, NTP Radioisotopes and Polatom that can be evaluated in 2-4 months given use already in marketed products)
  - Ability to bring another U.S. manufacturing site online for AZEDRA (need multiple lines) and 1095 (need more than one production run per month to permit patient scheduling and U.S. patients need access)

- **Need to perform gap analysis to determine incremental investment required to resolve supply chain issues**
  - Our Nominees intend to evaluate greenfield manufacturing sites for AZEDRA and 1095 (how AAA built capacity)
    - Often takes $3-4 million per line and less than one year depending on permits / equipment in place

- **Our Nominees stress the need to establish PyL supply chain – likely takes 6-12 months which doesn't leave much time before 2020 filing of its application to FDA to seek approval (i.e., an NDA filing)**
  - All sites that plan to manufacture PyL need three validation batches and regulatory review
  - Need 30+ sites to cover U.S. given two-hour half-life; need to assess viability of multiple partners
    - Our Nominees have strong radiopharmaceutical relationships and would identify potential partners

- **Develop risk mitigation plan to account for manufacturing constraints, potential outages, and projected product availability**
  - Ensure transparent and open communication to employees, patients, physicians and stockholders

Source: Press releases, conversations with Progenics management and industry experts, including our Nominees, between July 2019 and October 2019.

SEE SLIDES 103-109 FOR ADDITIONAL DETAILS

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan: Clinical Development Progress

- **Our Nominees intend to engage with Progenics' clinical team and the FDA to understand regulatory feedback and potential path forward in order to shorten time to market and maximize commercial potential while meeting unmet needs of cancer patients**
  - Need to review FDA minutes and feedback
  - Ensure appropriate clinical team is in place and is empowered to make decisions
  - Manufacturing capacity is critical for all products to ensure clinical and commercial success

AZEDRA BASKET TRIAL	1095	PYL & OTHER PARTNERSHIPS

- **Determine chosen indications / endpoints and FDA feedback**
 	
- **Basket trial beneficial for broad label but causes concerns; neuroblastoma and gastro-enteropancreatic neuro-endocrine tumors are attractive**
  - MIBG (Curie score) is marker for neuroblastoma response and diagnosis
  - Potential for faster read-out and pediatric review voucher (worth $100+ million)
  - Unsure FDA would accept new indication for pediatric patients without a properly controlled trial
	- **Follow-up with patients from 1095 German data**
	  - Present updated data to FDA to add to patient count in order to expedite time to NDA filing (and potentially limit data needed in pivotal study)
	
	- **Evaluate monotherapy arm in clinical trial (and FDA feedback)**
	
	- **Need for quicker path to market; pre-chemo is attractive but endpoints require long read-out and already behind Endocyte**
	
	- **Outpatient dosing is critical to ensure on par with Lutetium**
		- **Understand FDA feedback for PyL NDA filing requirements**
		  - Need to review clinical submission plan to ensure steps are taken if submission could be expedited
		
		- **Ensure partners (e.g., Curium for PyL in ex-U.S.) have joint-steering committee in place and all parties have access to necessary data and Board understands timing for milestone events**
		  - Nominees to evaluate other ex-U.S. partnership opportunities

Source: Company filings and conversations with physicians in September and October 2019.

SEE SLIDES 110-113 FOR ADDITIONAL DETAILS

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan: Improving Financial Picture

- **Evaluate current Progenics employees and organizational structure**

    — Determine whether best to have functions in-house vs. outsourced (e.g., clinical / R&D functions done by clinical research organization)

    — Reduce administrative burden

    — Reduce number of consultants and high-salaried unnecessary experts

- **Relocate headquarters to pharmaceutical-heavy area such as New Jersey**

    — Will significantly reduce unnecessary rent expense in a very costly zip code

- **Rationalize compensation for executives and Board members to align with peers and reflect stock price performance**

- **Better allocation of capital for supply chain initiatives**

    — Ensure supply chain is established well in advance of Phase 3 clinical trials

    — Evaluate practicality (and financing need) of greenfield vs. third-party manufacture for each product

- **Monetize additional RELISTOR royalties and evaluate other non-dilutive financing alternatives**

- **Shutdown AI and side projects that are not centric to key value creating events / products**

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Our View on Progenics' Potential Value



NPV of CF ($mm)	$168	$168	$197	$203	$85	($53)	$7	$774
Term. Value ($mm)	0	25	75	47	35	0	N/A	182

Chart categories: Relistor Royalties ($1.90), AZEDRA ($2.15), AZEDRA - Label Exp. ($3.05), PyL ($2.80), MIP-1095 ($1.35), Taxes, Capex & Other Items (($0.60)), Net Cash ($0.10), Equity Value ($10.75)

Unaffected Price: $4.95

Includes 50% of NOLs prior to 2018; includes D&A and $65 million in CapEx

Represents estimate as of YE2019 ($25mm quarterly cash burn, RELISTOR milestone payment and debt paydown)

Source: SEC filings.
Note: Assumes 12% discount rate and rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates. This is Velan's stand-alone view on value under appropriate management and is not intended to be a view on the value appropriate for a transaction.

SEE SLIDES 137-146 FOR ADDITIONAL DETAILS

Vote the <u>GREEN</u> Consent Card

- **To Fight…**
  - Dismal stock price performance
  - Unnecessary dilution without stockholder representation
  - Lack of proper Board oversight, including the appointment and tolerance of an underqualified management team
  - Operational blunders + minimal progress
  - Lack of transparency / disclosure and misleading statements
  - Entrenchment-minded governance actions designed to disenfranchise stockholders
  - Lack of confidence in the true value of Progenics

- **To Support…**
  - Our highly-qualified, fully-independent Nominees
  - Much-needed and long-overdue leadership change
  - A newly-engaged Board who will look out for stockholders first – both in the Company's operations and in ensuring any strategic transaction truly benefits stockholders
  - Instilling operational experts in the boardroom to ensure patients have reliable product access
  - Re-hauling the Board's approach to governance and compensation to ensure stockholders have transparent information and management is fully aligned with stockholders
  - Evaluation of all financing alternatives to ensure Progenics' pipeline can come to fruition

Performance, Stockholder & Governance Issues

Dismal Share Price Performance

Stock Price Reflects Poor Execution

- **PGNX has underperformed on both an absolute and relative basis over almost any time period**
  - Since 1996: Dr. Scheinberg joined the Board
  - Since 2007: Ms. Williams joined the Board
  - Since 2009: Mr. Baker joined the Board
  - In more recent years while AZEDRA approval and launch were delayed and 1095 sat neglected since 2013

STOCK PRICE SINCE IPO (MOST OF DR. SCHEINBERG'S TENURE)	STOCK PERFORMANCE OVER LAST FIVE YEARS



Stock Price Performance During Board Tenure

	Date Joined	Price	% Decline
CEO Mark Baker	Sep-09	$5.47	(10%)
Dr. David Scheinberg	1996	8.00	(38%)
Ms. Nicole Williams	Jan-07	26.93	(82%)



Unaffected Price: $4.95

Vast majority of its historical stock prices (including its unaffected price) is higher than the implied $4.76 per share as of the date of transaction announcement

Over the long term, the market's voting <u>and</u> weighing machines have spoken

Source: FactSet as of October 1, 2019 (the date prior to announcement of the Lantheus transaction). Note: Price for Dr. Scheinberg represents the 1997 IPO price.

Exodus of Investors and Analysts

- **Over the past five years, Progenics has had numerous notable healthcare investors exit their position**
  - 2015: Lord Abbett and Tiger Management
  - 2016: Highbridge Capital
  - 2017: Broadfin Capital and Wellington Management
  - 2018: Baker Brothers, Fidelity Management & Research and Tudor Investment
  - 2019: Armistice Capital and Federated Global Investment Management

- **Equity analyst turnover has also been an issue:**

Broker	Analyst	Rating Date
Mean		24 Sep '19
Brookline Capital Markets	Kumaraguru Raja	04 Sep '19
BTIG	Timothy Chiang	21 Aug '19
Needham	Chad Messer	09 Aug '19
Credit Suisse	Martin D. Auster	-
⊟ Excluded		
National Securities Corp	Jonathan Aschoff	09 May '19
Jefferies	Biren Amin	09 May '19
Opus National Capital Markets	Jonathan Aschoff	08 Nov '18
Cantor Fitzgerald	William Tanner	10 Jul '18
Aegis Capital Corp		09 Nov '17
Brean Capital, LLC		18 Oct '16
Stifel Nicolaus		22 Jun '15

Several analysts and investors have ceased involvement with Progenics, perhaps having grown tired with persistent underperformance and lack of transparency

Source: NASDAQ, FactSet as of September 24, 2019.

Performance, Stockholder & Governance Issues

Entrenchment-Minded Tactics & Egregious Governance Practices

Board Stock Ownership

- **The Progenics Board has minimal ownership and alignment with stockholders**
  - Collectively, all directors own 284,322 shares of common stock, excluding shares underlying exercisable options
    - Represents 0.3% of shares outstanding
  - Collectively, all non-executive directors own 123,182 shares of common stock, excluding shares underlying exercisable options
    - Represents 0.1% of shares outstanding
  - Furthermore, of the share ownership by non-executive directors, 72,000 shares were purchased only after Velan's involvement, indicating a lack of willingness to align interests with stockholders until publicly pressured
- **This lack of true stock ownership insulates insiders from the pain felt by stockholders owning common shares given the Company's lackluster performance over the years**
- **Furthermore, we believe the Board continues to be tone-deaf to the needs and wants of stockholders**
  - After the 2019 Annual Meeting, the Company issued additional options to departing directors Crowley and Kishbauch that vest on a monthly basis
  - By not accepting their resignations until October, the Board elected to permit these directors to have three more months of vested stock options – unnecessary dilution and parting gifts for directors voted out of office

	Share Ownership <u>Incl.</u> Options		Share Ownership <u>Excl.</u> Options
Non-Executive Directors	1,265,516	~90% OPTIONS	123,182
CEO Mark R. Baker	1,554,930	~90% OPTIONS	161,140
Velan Group	10,161,733	TRUE ALIGNMENT	10,161,733

Source: Company Consent Revocation Statement filed on October 8, 2019.

Scheinberg's Conflicts & Prior Board Roles

- **Dr. Scheinberg was compensated $237,159 in 2018 for his service as a Progenics director**
  - Memorial Sloan Kettering has had recent issues regarding its employees and outside financial interests

- **Sloan Kettering has identified a potential conflict as "serving on corporate boards…that, in some cases, had paid them hundreds of thousands of dollars a year"**
  - Not only was Dr. Scheinberg paid handsomely in 2018 but he has been a director for 23 YEARS
  - Dr. Scheinberg appears to be a "Covered Person" given his clinical involvement yet has no disclosure relating to Progenics despite Sloan Kettering's call for transparency

- **Potential conflicts aside, Dr. Scheinberg has performed poorly during his other public company directorships**
  - ContraFect Corporation: Dr. Scheinberg served on the board from 2010-2016, pricing its 2014 IPO at $6 per share. Since its IPO, ContraFect has declined in value and now trades for $0.33 per share as of Oct. 15, 2019
  - SELLAS Life Sciences Group: Stock price was $7+ per share in January 2018 when Dr. Scheinberg joined the Board and is currently trading at $0.13 per share as of Oct. 15, 2019

SLOAN KETTERING'S CRISIS

Memorial Sloan Kettering Curbs Executives' Ties to Industry After Conflict-of-Interest Scandals

- **Disclosure of Personal Financial Interests:** All Covered Persons must continue to report outside activities and financial interests to MSK fully and promptly. MSK will expand the definition of Covered Persons to include associate members of the medical staff, trainees, employees of certain administrative departments, employees with a management level of Vice President or above, and members of MSK committees with responsibility for oversight of clinical research, formulary, or other purchasing decisions. For clarity, MSK COI and COC policies will apply to all Covered Persons, including MSK's Senior Executive Officers — the Chief Executive Officer, Physician-in-Chief, Director of the Sloan Kettering Institute, Chief Financial Officer, and Chief Operating Officer.

- **Public Transparency:** In the interests of full and open disclosure, MSK will make publicly available, via its website, information about outside financial interests and activities of Covered Persons meeting certain criteria, including financial interests related to entities in the healthcare, biomedical, scientific, life sciences, and technology industries. This also includes financial interests in companies that make products used in patient care. The criteria for determining

scheinberg "progenics" site:https://www.mskcc.org

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The Advent of Immunotherapy October 2013 - Memorial Sloan ...
https://www.mskcc.org › sites › default › files › node › documents › adven...
Oct 18, 2013 - David A. **Scheinberg**, MD, PhD. Department of Medicine. 8:10 am Jeff J. ... am William Olsen, PhD. **Progenics** Pharmaceuticals,. Tarrytown, NY.

Dr. Scheinberg's medical expertise does not make up for potential conflicts and presiding on multiple public boards that have destroyed stockholder value

Source: Company filings, FactSet, The New York Times, Google and https://www.documentcloud.org/documents/5794701-New-and-Enhanced-Conflict-of-Interest-Principles.html.

Board Has Its Own Blemishes

- **The Board has frequently commented on Velan's prior price increases but has failed to look in the mirror at its own ESG issues**
  - Previously disclosed issues with Mr. Crowley (SEC order and a subsequent fine) and Mr. Kishbauch (OraPharma securities fraud settlement)
  - Mr. Baker's whistleblower lawsuit (and inappropriate statements / behavior in the courtroom)

- **In addition, Ms. Williams was previously involved in some questionable pricing actions during her tenure as CFO of American Pharmaceutical Partners, Inc. ("APP")**
  - Abraxane was priced at 25x that of a generic version of the same active ingredient, and with similar side effects, Abraxane is "old wine in a new wine bottle"

- **The Company and the Board, under the direction of Mr. Baker, are more focused on disparaging Velan than they are on explaining why the Company has performed so poorly**
  - This poor defensive tactic is also misleading as our Nominees are all independent and highly-respected professionals

- **Velan is purely an agent for change and is solely focused on getting the right directors in the boardroom to help save Progenics**

Hope, at $4,200 a Dose

By ALEX BERENSON   OCT. 1, 2006

CHARGING $4,200 a dose for a new version of an old cancer drug has helped make Dr. Patrick Soon-Shiong a billionaire.

The drug, Abraxane, does not help patients live longer than the older treatment, though it does shrink tumors in more patients, according to clinical trials. And the old and new medicines have similar side effects. An independent review of Abraxane published in December in a cancer research journal concluded that the drug was "old wine in a new bottle."

Still, Dr. Soon-Shiong's company, **Abraxis BioScience**, has promoted Abraxane as a major advance in treating late-stage breast cancer — that is, for patients who have not responded to other treatments and are now close to death — and is seeking approval for patients to use it earlier in their treatment. And, in at least one way, Abraxane is a breakthrough: it costs about 25 times as much as a generic version of the older medicine, which is best known by its brand name, Taxol.

Because of the odd economics of the cancer drug market, though, Abraxane's price does not seem to be hurting its popularity.

About 20,000 people have now been treated with the drug, and Dr. Soon-Shiong expects its sales to approach $200 million this year. By 2010, Abraxane's annual sales could reach $1 billion, analysts say.

Source: SEC filings, The New York Times, https://www.courtlistener.com/docket/6146026/orapharma-inc-ipo-v-orapharma-inc/ and http://www.americanlawyer-digital.com/americanlawyeripauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Velan's Outreach to Progenics Repeatedly Dismissed

- **In 2018 and early 2019, Velan reached out to Progenics management on multiple occasions**
  - After a telephonic meeting in November 2018 and an in-person meeting in January 2019, the Company went silent despite Velan's continued outreach

- **In February and March 2019, Velan sent multiple letters to the Company**
  - Progenics acknowledged receipt but did not comment on Velan's cited issues or attempt to resolve these issues

- **Only after Velan requested information to nominate directors did Messrs. Crowley and Baker agree to meet**
  - This meeting was met with minimal engagement and zero follow-up from the Board

AFTER VELAN'S NOMINATION, THE BOARD, IN OUR VIEW, CONTINUED TO BE EVASIVE AND PLAY GAMES

- **Did not actively or substantively engage with Velan, and neglected multiple requests to set a record date for the Annual Meeting**

- **Invalidated nomination on a By-Law technicality given Velan's share ownership in "street" rather than "record" name, even though the Board knew Velan was a large stockholder through prior communications and correspondences, <u>which we believe serves to frustrate the shareholder franchise, preserve the status quo and entrench the Board</u>**

- **Failed to engage in good faith negotiations in connection with the 2019 Annual Meeting**
  - Despite our efforts to reach a solution, including our repeated extensions for the Board to respond to our proposals and our willingness to keep our dialogue private during this time, we found the Board's responses to our proposals to be wholly inadequate and not reflective of what we view as engaging in good faith given the Board showed virtually no movement in its counter-proposals, particularly as it relates to Board composition

We believe the Board has displayed a brazen unwillingness to engage constructively or in good faith and instead has attempted to silence stockholders

Engagement Since 2019 Annual Meeting

Date	Key Events Leading up to Consent Solicitation
July 11, 2019 (Annual Meeting)	Velan publicly stated its desire to negotiate with Progenics and move to a settlement. Velan team members even stayed in New York City after the Annual Meeting and sought to meet with the Board
July 15, 2019	Messrs. Baker and Campbell held a call with Velan and indicated no willingness to compromise on the Company's prior offer despite the nearly two-thirds stockholder vote in support of Velan's campaign
July 26, 2019	Velan again reached out to the Board and provided a revised proposal which removed Velan's prior request for non-voting observer seats and requested a third director be mutually appointed between the parties. All other terms remained consistent with Velan's prior offers
September 6, 2019	The Board provided a counterproposal – **over a month later**. The terms included: ▪ (i) expiration of the standstill through the 2020 Annual Meeting; ▪ (ii) the addition of three new directors for a Board size of eight directors – one designated by Velan (but no one affiliated with Velan), one identified by the Company to be selected by Velan and one selected by the newly reconstituted Board of seven directors, which could include candidates proposed by Velan for consideration; ▪ (iii) new Board Chair must be agreed upon by six members of the reconstituted Board; and ▪ (iv) relevant committee appointments for new directors
September 8, 2019	Velan agreed to be subject to a longer standstill but only if CEO Mark Baker stepped down due to questionable decisions made under his guidance and the Company's continued underperformance as well as stockholder outreach indicating that the CEO must be removed
September 11, 2019	Progenics provided a counterproposal which would allow Velan to appoint two of the three new nominees and would provide Velan with expense reimbursement (other terms, including longer standstill, remained)
September 16, 2019	**Velan reiterated its intention to hold CEO Mark Baker accountable**

Given recent learnings and stockholder demands, Velan could not accept any proposal that did not hold CEO Mark Baker accountable and thus, was ultimately left with no choice but to launch this Consent Solicitation

Poor Governance Continues Despite Stockholder Vote at 2019 Annual Meeting

- **Continued Failure to Listen to Stockholder Voices**
  - Despite the overwhelming vote against the re-election of Messrs. Crowley and Kishbauch at the July 11, 2019 Annual Meeting, the Company chose to delay their resignations until October 17, 2019 (more than three months later) and permitted these directors to vote on the future of the Company

- **Continued Misleading Disclosure**
  - Progenics touted a number of "governance enhancements" following the 2019 Annual Meeting, including accepting the resignations of Messrs. Crowley and Kishbauch, reconstituting Board committees and its commitment to appoint a new Chairman
  - We find it extremely disingenuous for the Board to take credit and tout these changes as enhancements in "response to shareholder feedback" when they were inevitable given the forced resignations of Messrs. Crowley and Kishbauch that were caused by stockholders' having to make their voices heard
  - Indeed, the Board vehemently opposed and vigorously defended its governance, and Messrs. Crowley and Kishbauch at the 2019 Annual Meeting

- **Continued Attempts to Avoid Accountability**
  - In the midst of this consent solicitation, Progenics announced the Lantheus transaction
  - Rather than allowing stockholders to decide on the future of the Company by electing directors who they believe are best equipped to determine the strategic direction of the Company, the Board unilaterally entered into a transaction to sell the Company at a massive discount

> **We believe the Board has largely ignored stockholders (the Lantheus transaction proves its recent stockholder outreach and governance enhancements moot) and continues to try to avoid accountability at all costs**

Source: Company filings and press releases.

Performance, Stockholder & Governance Issues

Attempt to Avoid Accountability – Agreeing to a Poor Deal with Lantheus

Current Transaction Not in Best Interests

1 **Price is not reflective of Progenics' potential and subjects stockholders to new risks via Lantheus' stock**

— The closing stock prices on the day of the transaction implied a $4.76 per share value for Progenics

  ▪ Progenics' stock closed at $5.50, implying stockholders believe there are better alternatives

— The value of the NOLs (with annual limitations) and expected synergies is north of $250 million

  ▪ Compare this to implied transaction enterprise value of ~$370 million based on October 2, 2019 closing stock prices – minimal value is attributed to Progenics' valuable product portfolio

2 **Timing of the transaction**

— The Board is attempting to push through a transaction during the Consent Solicitation and with two directors having voted on the deal that already lost the support of stockholders at the 2019 Annual Meeting

— We believe the Board is trying to game the system by setting a record date for the Consent Solicitation of October 7, 2019 to ensure it captures stockholder turnover after the deal announcement on October 2, 2019 – which we view as an attempt to disregard the opinions of long-term stockholders

— Transacting near the Board's touted stockholder outreach (Velan was ignored) proves it moot, in our view

— Finally, only one of 11 board seats (9% representation) is misaligned with pro forma ownership

— $18 million termination fee – which we believe is a threat to stockholders that want to vote for alternatives

— Management will keep stock options in a transaction that would otherwise be worthless if removed

3 **Execution**

— Lantheus has its own operational concerns and doesn't appear positioned to improve Progenics

Our Nominees would evaluate all improved / superior offers and act in a fiduciary manner, and while the current offer (both in value and consideration mix) appears inadequate, our Nominees will review further once seated in the boardroom

Source: Company filings, FactSet and Velan assumptions. See slide 19 for additional assumptions.

Transaction Valuation & Consideration

- **There are multiple ways to evaluate this transaction and safely determine that Progenics was undervalued**

A **Stock price reactions**

	Pre-Ann. 10/01/19	Post-Ann. 10/02/19	As of 10/15/19
LNTH Stock Price	$24.03	$19.04	$19.11
Implied PGNX Txn Price	$6.01	$4.76	$4.78
Actual PGNX Stock Price	$4.95	$5.50	$5.07
Implied Downside from Txn	N/A	(13.4%)	(5.7%)
Txn Discount to 52wk High - $6.25	N/A	(23.8%)	(23.5%)
Txn Discount to 2018 Follow-on - $8.25	N/A	(42.3%)	(42.1%)

Progenics has traded above the implied price of the deal signaling dislike of the current deal

Transaction price is at a significant discount to relevant metrics

B **Value of Progenics' financial benefits to Lantheus**

— The value of the NOLs (we estimate a $15 million annual limitation) and expected synergies of $20 million are north of $250 million (assuming a 25% tax rate and 10% discount rate – we could argue for lower discount rate given the minimal risk inherent in each and the reduction in size premia for pro forma company)

- Compare this to implied transaction enterprise value of ~$370 million as of October 2, 2019 (without even counting any product contribution from Progenics – which we believe to be substantial)

C **Relevant comparable transactions**

— Bracco purchased Blue Earth for $475 million in 2019; like PyL but less attractive per discussions with physicians

— Novartis purchased Endocyte (similar product to 1095) for $2.1 billion in 2018

— Novartis purchased AAA for $3.9 billion in 2018

The current offer not only undervalues Progenics, but is less than the nearly $475 million raised publicly by Progenics

Source: Company filings, press releases, FactSet and Bloomberg. Note: See slide 38 for Velan's analysis of Progenics' potential value.

Lantheus Stock May Be Overvalued

1

- **We see the benefits for why Lantheus would like to utilize its stock and preserve cash (and debt capacity)**
- **Unfortunately, this means that Progenics' stockholders need to assess the value and risk of Lantheus**
- **One quick sanity check is to see how management treats its own stock ownership**
  - Lantheus management and board of directors have sold 67,969 shares in the last three months
  - Lantheus' CEO accounts for more than 60% of these shares sold
- **In Velan's view, this implies that Lantheus management and board of directors believes its own stock is overvalued (or perhaps sold shares in advance of the dilution they knew was coming) and is issuing relatively expensive stock to Progenics stockholders at levels that are either fairly valued or overvalued**

1. Name and Address of Reporting Person*
Heino Mary Anne
(Last) (First) (Middle)
C/O LANTHEUS HOLDINGS, INC.
331 TREBLE COVE ROAD
(Street)
NORTH BILLERICA MA 01862
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lantheus Holdings, Inc. [LNTH]

3. Date of Earliest Transaction (Month/Day/Year)
09/03/2019

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relatio (Check a
X
X

6. Individ
X

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		
			Code	V	Amount	(A) or (D)	Price
Common Stock	09/03/2019		5[1]		25,538	D	$21.2107[2]

1. Name and Address of Reporting Person*
Heino Mary Anne
(Last) (First) (Middle)
C/O LANTHEUS HOLDINGS, INC.
331 TREBLE COVE ROAD
(Street)
NORTH BILLERICA MA 01862
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
Lantheus Holdings, Inc. [LNTH]

3. Date of Earliest Transaction (Month/Day/Year)
09/20/2019

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relation (Check all
X
X

6. Individu
X

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		
			Code	V	Amount	(A) or (D)	Price
Common Stock	09/20/2019		5[1]		15,590	D	$25.8145[2]

Source: SEC filings.

Transaction Timing & Fiduciary Duties

- **The timing of this transaction is suspect in Velan's view**

  — On October 4, 2019, we spoke with CEO Baker regarding his thoughts on the transaction

    - CEO Baker stated that Progenics "had a transaction that was doable" and argued for the transaction by saying its "not like [Progenics stockholders] are giving up anything"

    - In contrast, we believe a transaction should be in the Company's and stockholders' best interests

  — Announced during the Consent Solicitation and voted on with two lame duck directors who failed to be re-elected by stockholders at the 2019 Annual Meeting

- **The Board set a record date for the Consent Solicitation of October 7, a few days following the announced deal**

    - More than 10% of the stock traded on the day of the announced transaction

    - We believe the Board set this record date to capture event-driven stockholder turnover in an attempt to disregard the opinions of long-term stockholders and avoid accountability at all costs

- **Entering into this transaction so close to Progenics' touted stockholder outreach (where Velan was not called) and purported governance enhancements, in our view, proves it moot**

- **Under the proposed deal, Progenics receives one of 11 board seats (9% representation) which we believe is misaligned with ownership (35%)**

- **CEO Baker is better off in this transaction as his options (mostly underwater) would remain intact**

> ### In Velan's view, the timing of the transaction and comments from CEO Baker imply that it was rushed and may have been done in response to the 2019 stockholder vote and this Consent Solicitation

Source: Company filings and FactSet. Permission to quote CEO Baker was neither sought nor obtained.

Termination Fee: A Parting Gift

- **The Board agreed to an $18 million termination fee with Lantheus – which we view as a thinly veiled threat to stockholders that if they vote out the current Board, the Company could be negatively impacted**
  - Rather than allowing stockholders to decide on the future of the Company through this Consent Solicitation by electing directors who they believe are best equipped to determine the strategic direction of the Company, the Board unilaterally entered into a transaction to sell the Company at a massive discount

> Either Progenics or Lantheus Holdings may terminate the Merger Agreement in certain circumstances, including if (1) the Merger is not completed by July 1, 2020, (2) Progenics' stockholders fail to adopt the Merger Agreement, (3) Lantheus Holdings' stockholders fail to approve the share issuance in connection with the Merger, (4) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Merger, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Merger, subject to the right of the breaching party to cure the breach, (6) the other party's board of directors has changed its recommendation in favor of the Merger or (7) the other party willfully and materially breaches certain covenants contained in the Merger Agreement. In the event of a termination of the Merger Agreement under certain specified circumstances, including a termination by Lantheus Holdings following a change in recommendation by Progenics' board of directors or a willful and material breach of the no-solicitation provision applicable to Progenics, Progenics may be required to pay Lantheus Holdings a termination fee equal to $18,340,000 (the "Company Termination Fee"). In the event of a termination of the Merger Agreement under certain specified circumstances, including a termination by Progenics following a change in recommendation by Lantheus Holdings' board of directors or a willful and material breach of the no-solicitation provision applicable to Lantheus Holdings, Lantheus Holdings may be required to pay Progenics a termination fee equal to $18,340,000. In the event of a termination of the Merger Agreement as a result of Progenics stockholders failing to adopt the Merger Agreement, Progenics may be required to reimburse the reasonable and documented out-of-pocket expenses incurred by Parent and its subsidiaries in connection with the Merger Agreement not to exceed $5,240,000.

We believe the Board has taken multiple stockholder unfriendly actions in connection with this transaction

Source: Company filings.

Board Further Avoiding Accountability

- **The Board amended the Progenics' By-laws (the "Bylaw Amendment") on October 1, 2019, the same day it entered into the Lantheus transaction, to add an exclusive venue provision, which is widely viewed as stockholder-unfriendly**

  — We believe the Board adopted the Bylaw Amendment to limit the forum for certain lawsuits in order to protect themselves from potential lawsuits arising out of the transaction, <u>perhaps because they likewise believe the transaction is not in the best interests of stockholders</u>

  — The Bylaw Amendment provides that, among other things, unless Progenics consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for

    - (1) any derivative action or proceeding brought on behalf of the Progenics,

    - (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of Progenics to Progenics or Progenics' stockholders,

    - (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or

    - (4) any action asserting a claim arising out of or relating to Progenics' the internal affairs.

- **In its 2019 Proxy Paper Guidelines, Glass Lewis stated that "charter or bylaw provisions limiting a shareholder's choice of legal venue are not in the best interests of shareholders" and "may effectively discourage the use of shareholder claims by increasing their associated costs and making them more difficult to pursue."**

> ## We believe the Board has taken multiple stockholder unfriendly actions in connection with this transaction

Source: Company filings and Glass Lewis.

Lantheus Lacks the Skills to Save Progenics

- Progenics is facing three key operational issues – we don't believe Lantheus can solve these issues given their own similar problems, as outlined below, and their lack of experience with radiotherapeutics

PGNX Issue	Lantheus' Own Issues	Relevant Velan Nominee Skills / Experience
Commercial Execution	- DEFINITY represents approximately two-thirds of revenue and is facing current competition and potential generics and **its call point is not even for nuclear medicine physicians** - Quadramet is Lantheus' only therapeutic product, acquired from Jazz Pharma in Dec. 2013, and has floundered under Lantheus – net sales are de minimis per SEC filings	- Nominees Dr. Ber and Mr. Mäusli successfully launched multiple radiopharmaceuticals - Nominee Mims successfully launched multiple products while at Aptalis and grew the U.S. business to $475+ million in annual net sales
Uncertainty of Supply / Product Availability	- Three main Moly suppliers: NTP, IRE and ANSTO. NTP had facility outages in 2017, 2018 and 2019; ANSTO had multiple outages in 2019 (including one outage as a result of radiating two of its own employees); IRE has an upcoming plant transition = may be unable to fulfill demand in 2019 - SHINE estimated to be online in 2019 (per 2016 filing) but now isn't expected to be online until 2022 (3+ year delay)	- Nominees Dr. Ber and Mr. Mäusli successfully acquired / built and operated 20 radiopharmaceutical manufacturing facilities at AAA
Lack of Clinical Advancement	- Minimal recent clinical progress / approvals - Submitted an IND for Flurpiridaz ("F-18") in 2006 and received 301 trial results in 2013 then conducted a "re-read" of the results in 2015, and in 2017 out-licensed the product to GE for further development (i.e., a second Phase 3 trial) - LMI-1195: Phase 3 ready for years; NDA filing delayed	- Drs. Ber and Ende have the medical and clinical backgrounds necessary to ensure Progenics' pipeline is progressed - Dr. Ende recently joined the Avadel Pharma board and turned around the timing / enrollment of its key pipeline asset within one year of joining

We believe our Nominees have the necessary skillsets to save Progenics including the expertise that Progenics touted as a rationale for the transaction

Source: SEC filings, conference calls and press releases.

Performance, Stockholder & Governance Issues

Ineffective Oversight of Underqualified & Overpaid Management

Ineffective Oversight of Unqualified Team

- **Mark Baker's biography**

  — "Mr. Baker, 64, Chief Executive Officer ("CEO"), joined us in 2005 as Senior Vice President & General Counsel and Secretary. In 2008, he was appointed Executive Vice President, Corporate, in 2009 became President and a director, and has been CEO since March 2011. From 2003 to 2005, Mr. Baker was Chief Business Officer, Secretary and a director of New York Trans Harbor LLC, a privately-held ferry operation in New York City. From 1997 to 2001, he was Executive Vice President, Chief Legal Officer and Secretary of Continental Grain Company, a privately-held international agri-business and financial concern. Prior thereto, he was a partner and Co-Chairman of the Capital Markets Group of the New York law firm, Dewey Ballantine LLP. Mr. Baker also serves as Chairman of the Board of Directors of the Brooklyn Bridge Park Conservatory. He has an A.B. degree from Columbia College and a J.D. from the Columbia University School of Law"

- **Mr. Baker's bio has a notable absence of medical, product commercialization, or scientific background**

  — We believe Mr. Baker lacks relevant industry experience to support his ability to prioritize appropriate programs, advance clinical products or successfully commercialize products and he has not demonstrated otherwise during his time at Progenics

- **Insufficient commercialization experience continues below Mr. Baker**

  — Outside of Bryce Tenbarge (SVP Commercial), no other members of the management team have commercial launch experience or have held a commercial senior leadership role in the pharmaceutical industry prior to joining Progenics

  — Mr. Tenbarge previously worked at Celldex Therapeutics, a development-stage company

> **The Board has failed at one of its most critical responsibilities – to hire senior executives with the experience and skill sets necessary to run a specialty pharmaceutical company**

Source: Company filings.

Rewarding Perpetual Underperformance

Performance Metric	Recent Events	Board's Assessment of Performance Goals in 2017 & 2018	Velan's Commentary
Commercial	▪ AZEDRA PDUFA extended and subsequently approved in July 2018 ▪ First patient dosed in June 2019 despite being "commercialization ready" in 2017 ▪ Minimal disclosure regarding launch delay	133% / 80%	▪ AZEDRA is a highly valuable asset with potential to fill an unmet need for cancer patients ▪ We cannot identify a similar launch where it <u>took more than TEN MONTHS from approval to patient dosing</u> ▪ <u>Each day before launch is a day of exclusivity lost</u>
Clinical Advancement	▪ 1404 Phase 3 failure ▪ 1095 clinical advancement to Phase 2 only after watching Endocyte's success	100% / 100%	▪ <u>Starting development on an asset only after another one fails is not acceptable</u> ▪ <u>Board should allocate resources to proper clinical assets from the outset</u>
Business Development	▪ Licensed European PyL collaboration for no upfront payment	50% / 75%	▪ Divestitures for no upfront payment shows, in our view, a lack of commercial savvy or judgment
Financing & Expenses	▪ Exceeded 2018 SG&A budget ▪ Raised costly equity capital and subsequently filed shelf after share price declines	150% / 125%	▪ Raising capital to cover cost overruns is only good for management paychecks ▪ We believe such actions, <u>including setting a cash balance goal,</u> are <u>fundamentally contradictory to stockholder interests</u> in these circumstances

The Board should not be assessing management based on flawed goals and metrics – their achievements to date are thoroughly unsatisfactory

Source: Company filings and press releases.

Misaligned Compensation Program

- **The Board has approved outsized pay while value has been destroyed, which we believe represents a clear misalignment of interests with stockholders**

  —Annual incentives are 100% discretionary

  —Long-term incentives are 0% performance-based

- **The Compensation Committee has apparently determined that both the incumbent Board and senior management team deserve lucrative compensation in spite of lackluster performance**

  —In 2018 and 2017, the Board was paid over $7 million in aggregate compensation (including Mr. Baker's service as CEO)

  —$2.8 million of which was paid to non-executive directors, including over $800,000 to the Mr. Crowley (then Chairman) alone

Source: Company filings.

Annual Incentives are 100% Discretionary

- **The annual bonus is based on four metrics that are vague and entirely discretionary**

- **Each of the four targets required qualification from the Compensation Committee to justify payouts**

- **Even with the exclusion of an impairment charge related to failure of the 1404 program, the operating expense target was missed, yet the Committee deemed it to be "substantially met" and falsely claimed to have "managed operations within the Company's budget"; and for the cash target, the Company received $100 million from the proceeds of dilutive equity issuances in 2018**

  — We believe setting a cash balance target incentivizes stockholder dilution and deprioritizes growth investments

---

The Compensation Committee's assessment for each goal was as follows:

- *Maximize value of AZEDRA* **(80% of target)**: AZEDRA was approved in July 2018. **Although there were no sales of AZEDRA in 2018, the Compensation Committee determined the Company partially met the goal** due to the build out of commercialization infrastructure, qualification of Centers of Excellence where AZEDRA will be administered, and establishment of pricing and reimbursement coding, and inclusion of AZEDRA in treatment guidelines. The Company also acquired the AZEDRA launch manufacturing facility in Somerset, New Jersey, which gives the Company more control of the AZEDRA manufacturing and distribution process. Additionally, the Company identified a lifecycle management development pathway to pursue multiple additional indications for AZEDRA.

- *Increase value of pipeline* **(100% of target)**: The Compensation Committee determined that, **while our 1404 Phase 3 study did not meet one of the two primary endpoints**, the Company did achieve a number of other objectives to help increase the value of its pipeline. Accomplishments include completing enrollment in Phase 2/3 of our PyL study, advancing Phase 3 of the Company's CONDOR study, completing regulatory filings in order to take steps toward advancing 1095 to a Phase 2 study, and advancing the planning for a RELISTOR proof of concept study in oncology.

- *Business development adds to the Company's pipeline* **(75% of target)**: **Although the Company did not complete a product or company acquisition during 2018**, the Compensation Committee determined that the Company partially met this goal due to the completion of an out-license with Curium to commercialize PyL in Europe.

- *Finance manages expenses and financing* **(125% of target)**: The Compensation Committee established a goal for the Company to end 2018 with at least $83 million of cash and to meet its operating expense target as per the Board approved budget of $64 million. **The Company exceeded its cash target** as it ended 2018 with $138 million in cash, and substantially met its operating expense target for the year with $65 million of operating expenses **excluding a non-cash impairment charge**.

Source: Company 2019 Annual Meeting proxy (emphasis added).

Long-Term Incentives: 0% Performance-Based

- **The Progenics Compensation Committee grants long-term incentive awards exclusively in the form of stock options <u>without any performance-based conditions</u>**

- **Most shareholders, and leading proxy advisers ISS and Glass Lewis, don't consider options to be performance-based**

- **The Committee has granted CEO Mr. Baker more than 500,000 stock options valued at $2.8 million in the past three years, <u>while shareholder value has declined by more than 30%</u>**

- **We believe the Board must restructure the executive compensation program to be aligned with the long-term strategy and performance of the Company**

- **The Company reported stock-based compensation expense for 2018 of $5.2 million, which equates to 33% of the Company's $15 million revenue**

Source: SEC filings and FactSet.

Performance, Stockholder & Governance Issues

Lack of Transparency & Misleading Statements

Board's Habit of Misleading Stockholders

- Ask yourself: why is the Company and the Board more focused on disparaging one of its largest stockholders than they are on explaining how they plan to cure the prolonged period of pain experienced by stockholders?

- Given the latest announcement to sell the Company, it seems clear that the Board doesn't have such a plan and would rather avoid accountability at all costs

BOARD'S MISLEADING STATEMENTS	REALITY
"[Velan's Nominees have] <u>no proven ability to execute a commercial strategy</u>"	**SUCCESSES OF OUR NOMINEES INCLUDE AAA AND APTALIS; WHAT <u>THERAPEUTIC</u> COMMERCIAL SUCCESSES CAN THE BOARD IDENTIFY AT LANTHEUS?**
"The members of our Nominating and Corporate Governance Committee, under the leadership of its new Chair, Bradley L. Campbell, <u>recently concluded a shareholder outreach program</u>"	**PROGENICS CONCLUDED ITS OUTREACH <u>WITHOUT</u> CONTACTING VELAN, ONE OF ITS LARGEST STOCKHOLDERS** **FURTHERMORE, WE BELIEVE THE LANTHEUS TRANSACTION PROVES THIS OUTREACH MOOT AND WAS MERELY WINDOW-DRESSING**
"...shareholders should <u>strongly question whether Velan's candidates are truly independent</u> and whether they and Velan will look out for anyone other than themselves"	**VELAN'S NOMINEES ARE FULLY-INDEPENDENT; THIS BOARD ONLY LOOKS OUT FOR ITSELF WHICH IS WHY THEY VOTED ON THE LANTHEUS TRANSACTION WITH TWO LAME DUCK DIRECTORS**
"the [Lantheus] transaction provides for an <u>industry leading Board of Directors and a management team with deep experience</u> in the development, manufacturing and commercialization of radiopharmaceuticals, proven in public markets, to lead the combined company"	**OUR NOMINEES HAVE THE EXPERIENCE AND SKILLSET NECESSARY TO PUT PROGENICS ON THE PATH TO SUCCESS** **THE BOARD'S STATEMENT ALL BUT ADMITS THAT THE PROGENICS TEAM DOES NOT HAVE THE EXPERIENCE NECESSARY GIVEN THEIR MINIMAL ROLES IN THE PRO FORMA COMPANY**

Source: Company filings and press releases.

Lack of Regulatory Clarity

- **Progenics has not been forthright with investors regarding the interactions with (and potential feedback from) the FDA on its Phase 2 clinical trial**

- **Progenics announced its decision to move 1095 into Phase 2 trial in October 2018**

- **Progress is needed but why make the decision at that time?**

  — To date, Phase 1 results from Sloan-Kettering have <u>not</u> been published

  — The Board has spent six years with minimal disclosure on 1095

- **Key questions remain unanswered**

  — When did the FDA discussions occur? What was discussed?

  — Was the trial design agreed upon?

  — Why wasn't a monotherapy arm considered in the trial design?

- **It is not uncommon for pharmaceutical companies to host conference calls dedicated to specific products / trials, even for Phase 2 programs, as it allows analysts and investors to ask relevant questions**

  — Select examples include Retrophin, Vanda and Zogenix

- **Further clarity is also needed on AZEDRA's basket trial and the feedback received from the FDA**

  — We questioned CEO Mark Baker during a call on October 4, 2019 regarding AZEDRA's clinical trial status and he responded with "we don't like to disclose these FDA discussions to shareholders"

  — CEO Baker has yet again chosen to leave stockholders in the dark despite numerous precedent situations – FDA discussions are a material event and a path forward should be communicated to stockholders

Source: Company filings and press releases.
Note: Permission to quote was neither sought nor obtained.

AZEDRA's Manufacturing Mystery

- **AZEDRA's manufacturing situation appears fine per the risk disclosures in the Company's 2018 10-K but physician feedback and two recent developments raise serious related concerns**
  - Manufacturing facility acquisition in February 2019 for $8 million
  - Manufacturing agreement with International Isotopes ("INIS") in April 2019 (not disclosed by Progenics)
    - INIS is currently constructing a new building to manufacture AZEDRA
- **Why take these initiatives six months after FDA approval of AZEDRA?**

KEY OPINION LEADER ("KOL") / PHYSICIAN FEEDBACK	COMPARISON TO LUTATHERA MANUFACTURING

"I am ready to go…Company cannot supply product"
 	
"…the rep told me [AZEDRA] is available only in mid-April"
 	
"[Progenics] is trying to manufacture the product but it's a different facility than [the facility] used in the clinical trials"
	• **In contrast, Novartis / Advanced Accelerator Applications managed through a complex supply chain for LUTATHERA to ensure its success**
	  — Opened manufacturing facility in 2016 (nearly two years before approval)
	• **Disclosed complex two-week manufacturing cycle**
	  — One week to receive product from supplier
	  — One week to manufacture and fill / finish

While we were unsure of AZEDRA's manufacturing situation a couple of months ago, we now have a better understanding of the issues…

Source: SEC filings, conference calls, press releases and https://www.prnewswire.com/news-releases/international-isotopes-inc-announces-execution-of-a-contract-manufacturing-agreement-with-progenics-pharmaceuticals-inc-300827947.html.
Note: Permission to quote from such physicians was neither sought nor obtained. Quotes from conversations in February and March 2019.

Timeline of Manufacturing Events

- **See below for a timeline of public events and disclosure regarding AZEDRA's manufacturing. There are a few concerning factors to Velan:**
  - — Progenics raised $75 million in capital after one of its suppliers received an FDA import ban
  - — The Company stated they needed to make "manufacturing tweaks" but could only do so after acquiring the Somerset facility in February 2019 (implying they could not make AZEDRA product before this acquisition)
  - — Management refused to directly answer Velan's question on when AZEDRA product could be manufactured
  - — We heard from KOLs and physicians that the Company told them it could not manufacture the product but to-date Progenics has been silent with stockholders



Jan. 2018 | **July 2018** | **Jan. 2019** | **July 2019**

March 9
The Company's 2017 10-K stated that Progenics is "in the **final stages** of establishing manufacturing capacity that we believe will be sufficient to deliver commercial supplies of AZEDRA"

July 31
AZEDRA FDA approval and conference call noting it would be **"a matter of weeks"** for hospitals to be online and for patients to be identified

August 1
AZEDRA's clinical supplier, CPDC is placed on FDA import alert prohibiting shipment of product into U.S.

August 8
Prices $75 million in follow-on offering

November 15
"The drug is made in a batch process…in Somerset, NJ"

February 11
Acquired Somerset facility for $8mm which will serve as "launch facility" for AZEDRA and provide "support" for 1095

April 9
Executed supply agreement with International Isotopes for AZEDRA and other iodine products (Progenics never announced this)

July 31
In a call with Velan, management acknowledged they needed to make "tweaks" to the manufacturing process before they could release a manufacturing batch. They also stated these "tweaks" could not take place until after they acquired the facility in February 2019. **We asked whether this meant they did not have commercial supply before February 2019, and management refused to answer the question directly**

Source: Company filings, press releases, conference calls, https://www.accessdata.fda.gov/CMS_IA/importalert_189.html and https://www.prnewswire.com/news-releases/international-isotopes-inc-announces-execution-of-a-contract-manufacturing-agreement-with-progenics-pharmaceuticals-inc-300827947.html.

Learnings Likely Confirm Our Suspicions

POTENTIAL AZEDRA ISSUES(1)

- **Backup supply**
  - — Progenics only has one production line when it is common for radiopharmaceutical companies to have multiple lines to ensure supply. Multiple lines are necessary in case the Company needs to do validation or contamination work that takes the line down
  - — If the line is shut down for these or other issues, hospitals would need to reschedule patients
  - — Furthermore, Progenics only has one iodine supplier – IRE in Belgium. IRE has an upcoming shut down planned to switch to low enriched uranium and to our knowledge, Progenics has no backup in place so AZEDRA will not be able to be manufactured during this time
- **Capacity – unlikely for the Company to have capacity for the upcoming AZEDRA basket trial given only one production line that is currently dedicated to commercial patients**

POTENTIAL 1095 ISSUES(2)

- **Currently, it is Velan's understanding that CPDC is only producing 1095 once a month which makes it incredibly difficult to schedule patients given 1095 is a radiopharmaceutical product**
  - — CPDC's import ban doesn't help either, which is why only patients in Canada have been enrolled to-date
- **No public plan in place to scale up manufacturing currently or add a secondary supplier**

POTENTIAL PYL ISSUES(2)

- **Unlike most companies wrapping up a Phase 3 clinical trial program, Progenics still doesn't have its supply chain established for PyL – in fact, CEO Baker used this as one of the rationales for the transaction with Lantheus**
- **We understand Progenics is targeting an early Q3 2020 NDA filing and is rumored to pick PETNET and / or Sofie as suppliers but to our knowledge, has not done so to-date (this is typically done before Phase 3 clinical trial)**

(1) Source: Press releases, conversations with Progenics management in July and August 2019, and https://www.itnonline.com/article/medical-isotope-industry-opposes-export-highly-enriched-uranium-ire. See slide 80 for details on sources.

(2) Source: Clinicaltrials.gov, Company filings, press releases, conversations with Progenics management in July and August 2019, conversations with industry expert in September 2019, and https://www.accessdata.fda.gov/CMS_IA/importalert_189.html.

Import Ban: To Disclose or Not to Disclose?

- **CPDC was placed on FDA import ban on August 1, 2019 which has not been disclosed by Progenics to-date even though CPDC was the manufacturer for AZEDRA and currently manufactures 1095**

- **A similar company, Cellectar Biosciences, also had a radiopharmaceutical product at CPDC and publicly disclosed CPDC's standing to its stockholders**
  - In addition to this disclosure, Cellectar was successful in receiving an import exemption from the FDA

- **In contrast, Progenics, which had both AZEDRA and 1095 manufactured by CPDC, has remained silent and raised $75 million in capital from stockholders in August 2018 while potentially withholding this material information**
  - Given the importance of both AZEDRA and 1095, why didn't Progenics lobby the FDA for an exemption as well? (or if they did, why not publicly disclose this to stockholders?)

CELLECTAR BIOSCIENCES PRESS RELEASES FOLLOWING CPDC IMPORT BAN

MADISON, Wis., Sept. 24, 2018 (GLOBE NEWSWIRE) -- Cellectar Biosciences, Inc. (Nasdaq: CLRB), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of drugs for the treatment of cancer, announces today that the U.S. Food and Drug Administration (FDA) has initiated direct talks with the company concerning a possible exemption for CLR 131 from the Import Alert placed on the Centre for Probe Development and Commercialization (CPDC), the sole supplier of Cellectar's drug CLR 131.

As announced on August 10, 2018, Cellectar was informed by CPDC of the Import Alert on August 7, 2018, and further learned that the basis for the Import Alert was not related to CLR 131 or to CPDC's production facility associated with CLR 131. Since notification of the Import Alert, Cellectar has been actively assisting CPDC to secure the timely removal of the Import Alert. Recently, the FDA initiated direct talks with Cellectar on a potential pathway to remove CLR 131 from the Import Alert and allow CPDC to resume supply of CLR 131.

FLORHAM PARK, N.J., Nov. 12, 2018 (GLOBE NEWSWIRE) -- Cellectar Biosciences, Inc. (Nasdaq: CLRB), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of drugs for the treatment of cancer, announces today that the U.S. Food and Drug Administration (FDA) has granted an exemption to the Import Alert placed on the Centre for Probe Development and Commercialization (CPDC), the sole supplier of the CLR 131. The exemption for CLR 131 is effective immediately for all hematology studies and, in response, Cellectar is preparing to dose patients in the second fractionated dose cohort of the Phase 1 relapsed refractory (R/R) multiple myeloma study and the Phase 2 study for R/R hematologic malignancies. The company awaits authorization from the FDA for any future shipments in connection with its Phase 1 study of pediatric patients with neuroblastoma, sarcomas, lymphomas (including Hodgkin's lymphoma) and malignant brain tumors.

Stockholders deserve a Board and management team that will be forthright

Source: Press releases, conference calls and https://www.accessdata.fda.gov/CMS_IA/importalert_189.html.

Potentially Misleading Public Statement

- **In June 2019, during the 2019 Annual Meeting campaign, the Company published a press release noting its first 1095 patient was dosed**

- **We subsequently were told that at the time of the press release, the patient was in fact not yet dosed with 1095 but had been <u>dosed with PyL</u>, the diagnostic agent, to determine if he or she would be eligible for 1095**

- **We were also informed that the first two physicians that reviewed the scan apparently said the patient's scan was negative, but that a third physician said the scan was positive, which is how Progenics justified enrollment**

  — This is ethically wrong (if true) as this patient should have been disqualified from the trial if the scans read negatively – <u>this is called "testing into compliance" and could be a major issue</u>

- **Our Nominees intend to thoroughly investigate this matter and if true, notify the FDA and potentially exclude this subject from 1095's clinical trial results**

  — Not only is it unethical to conduct a clinical trial in this manner but it also puts the clinical trial data at risk – inclusion and exclusion criteria are in place for a reason

> **Furthermore, our Nominees intend to establish an employee hotline to ensure there are no ethical or moral issues at Progenics**

Source: Conversations with industry expert who spoke with employees of both Progenics and the Company's suppliers in September 2019.

Ruling with an Iron Fist

- **There appear to be multiple concerning issues regarding lack of disclosure and misleading statements**

- **If this is true, why wouldn't an employee step forward to say something?**

  — We believe employees are hesitant to speak out to change the narrative at Progenics

- **In Velan's opinion, it is because the last employee to do so (that we know of) was immediately fired and publicly humiliated by CEO Mark Baker**

  — Mr. Baker fired an employee in 2008 after the employee stated he believed Progenics was committing fraud against stockholders

- **Subsequently, the whistleblower lawsuit went to trial**

  — At one point, Mr. Baker became so heated during cross-examination he responded to the employee, whose first language is not English with the following: "We are English-speaking people. We know how to read"

  — Mr. Baker, a lawyer by training, and Progenics, lost to the employee who represented himself and won $5 million in the whistleblower lawsuit (due to apparently unlawful and unethical behavior)

  — Furthermore, the judge wrote that Baker was "condescending, contemptuous, patronizing, and hostile"

> **How has the Board allowed Mr. Baker to lead the Company despite these appalling actions and his atrocious performance?**

Source: http://www.americanlawyer-digital.com/americanlawyer-ipauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Velan's Attempt to Confirm These Issues

- **On September 23, 2019, Velan submitted a books and records request to Progenics, which Velan supplemented on October 2, 2019, after more concerning issues came to light to investigate potential wrongdoing, mismanagement and / or breaches of fiduciary duties**

- **This request noted the issues below**

  - (i) apparent failure to engage multiple suppliers leaving no viable backup options for the development and commercialization of the Company's products,

  - (ii) inability to launch AZEDRA within a reasonable timeframe, thereby wasting a meaningful portion of its FDA orphan drug exclusivity, which Velan believes is due to manufacturing and/or regulatory issues,

  - (iii) election to raise $75 million in capital pursuant to the August 2018 Public Offering mere days after a key supplier received an FDA import ban,

  - (iv) decision to publish the June 2019 Press Release regarding the dosing of a 1095 clinical trial subject when in fact it may not have occurred at the time, and

  - (v) recent FDA communications

- **These concerns are compounded by the Board's and management's general lack of adequate disclosure to stockholders on key information that Velan believes is material to both the Company and its investors. Indeed, Velan has called on the Company numerous times, both publicly and privately, to provide stockholders with clarity surrounding many unanswered questions but to no avail**

The Board responded that it would provide select Board meeting materials but has yet to agree to provide any management-related materials including correspondence to or from CEO Baker, which we believe may be the root of the issues

Operational Concerns

Botched Commercial Execution

Prior Communication to Stockholders

- **From AZEDRA's approval in July 2018 through the first patient dosing in June 2019, the Company stated that the patient dosings would take "weeks" and were "pleased with the progress" when in fact it took MORE THAN TEN MONTHS to dose a single patient**

FDA APPROVAL PRESENTATION AND CONFERENCE CALL IN JULY 2018

"…I think you could view reimbursement as the process that will require the most time…but for the centers that participated in the trial or have an established center of excellence for pheo and para, it should be a smoother, quicker process."

"…from a nuclear medicine standpoint, that process will be completed in a matter of weeks for those centers [with AZEDRA clinical trial experience] that are further ahead on the curve"

"…eight-week timeframe really has to do only with the identification of appropriate patients, the ascertainment of their avidity and their dosimetry, and then ultimately their administration of the therapeutic dose."

Q1 EARNINGS CALL IN MAY 2019

"I am pleased with the progress our commercial team has made…we're gaining experience with the drug"

JUNE 2019 LETTER TO STOCKHOLDERS

"…Board and management team have successfully mastered this extremely complex commercialization process"

Source: Company filings, press releases and conference calls.

Overpromised and Underdelivered

- **In July 2018, Progenics stated:**
  - — AZEDRA was “ready for commercialization”
  - — Reimbursement should be a “smoother, quicker process” for centers that participated in the trial
  - — Patient identification and dosing should take “eight weeks”
  - — Nuclear process should take a “matter of weeks”
- **TEN MONTHS LATER, the Company dosed its first patient in June 2019**
  - — <u>Investors still don’t know what has caused the delay – payors, hospital committees, manufacturing, or other?</u>
- **Progenics should have been clear with investors throughout the launch, especially as months continued to pass**
  - — In our view, generalities and double negatives don’t satisfy or meet the commercial disclosure standards set by nearly every other pharmaceutical company

COMPANY PRESENTATION AND CONFERENCE CALL IN MAY 2019

“The majority of the centers that we have up and running were part of our clinical trial…our commercial team has done a great job of supporting the centers…<u>not a single one is not moving ahead</u>”

These three key activities are identical to the ones disclosed in July 2018, NINE MONTHS EARLIER, when it was supposed to be a “quicker process” that lasts “a matter of weeks”


AZEDRA launch is underway with progress in key commercial areas
Commercial launch – key activities
Establish differentiated and compelling product profile
Establish meaningful value proposition and engage payers
Centers of Excellence engaged and preparation on-going
Patients identified and scheduling has started

Source: Company filings, press releases and conference calls.

No Visibility to Improving the Launch

- **In its Q2 2019 earnings release, the Company highlighted the "challenging" commercial launch for AZEDRA**
  - This represents a stark change of tone from the message during the 2019 Annual Meeting campaign where the Board and management had apparently "mastered" AZEDRA's commercialization

- **Commercial uptake is indeed "challenging" under the current Progenics leadership**
  - Progenics only administered two doses of AZEDRA in Q2 2019 and gave no indication of future expectations
  - In its Q2 2019 earnings call, management stated that patients' "disease moving so rapidly that unfortunately patients don't make it to therapy" – patients are dying as Progenics can't provide product access when needed
  - We know based on our research, that major centers remain offline as late as September 2019

- **Furthermore, <u>the Company continues to reference treatment requests as progress, but acknowledges this is "not a great metric"</u> and "we are learning a lot", while refusing to answer questions about the conversion rate**
  - The learning curve remains too steep for management more than one year after receiving FDA approval

- **If treatment requests are "not a great metric", why has the Company solely relied on this metric in 2019?**
  - Guiding to a metric that continues to increase while patient dosings remain miniscule further illustrates to us the Company's preference for misdirection away from its true performance

> **Progenics refused to be forthright around the challenges of AZEDRA's launch until after the vote at the 2019 Annual Meeting but it gave no indication of future performance or metrics to measure this progress**
>
> **Transparency and metrics are vital to measure Progenics' performance**

Source: Company filings, press releases, conference calls and conversations with physicians in September and October 2019.

AZEDRA: Comparison to Similar Products

- **Progenics received approval for AZEDRA in July 2018 and dosed its first patient in June 2019**

- **We could not find <u>ONE</u> other launch that took more than TEN MONTHS to dose a patient**

- **With no Orange Book patents, each day AZEDRA was delayed was a day lost of its FDA orphan drug exclusivity**

COMPARISON OF PRODUCT LAUNCHES – ANTINEOPLASTIC RADIOPHARMACEUTICALS			
	Xofigo radium Ra 223 dichloride	**LUTATHERA**	**AZEDRA** iobenguane I 131
Indication	Castration-Resistant Prostate Cancer	Select Neuroendocrine Tumors	Select Neuroendocrine Tumors
Approval Date	May 2013	January 2018	July 2018
First Patient Dosed	**Same Quarter as Approval**	**Same Quarter as Approval**	**Ten Months Post-Approval**
Net Sales in First Year	$55 million (appx. six months)	$167 million	N/A; No Guidance Provided

In order to address AZEDRA's botched / limited commercial launch, our set of Nominees includes multiple members with successful commercial experience

Source: Company filings, press releases, Q1 2019 earnings transcript and FDA Orange Book.
Note: LUTATHERA net sales reflects global performance as Novartis does not break out U.S. net sales; in 2018, LUTATHERA U.S. had 1,400+ new patients and 100+ centers actively prescribing.

Operational Concerns

Manufacturing & Supply Chain Issues

Potential Supply Chain Issues & Concerns

- **Upcoming IRE plant transition and potential shutdown (sole I-131 supplier)[1] – need for backup suppliers**

- **CPDC import ban[2]**

- **Capacity and production limitations for 1095 (at CPDC) and AZEDRA (in Somerset)[3]**

- **Uncertain PyL supply chain (which is critical given two-hour half-life)[3]**

- **The need to implement manufacturing "tweaks" for AZEDRA that apparently could not be done before Progenics acquired the Somerset suite in February 2019[4]**

(1) Source: https://www.itnonline.com/article/medical-isotope-industry-opposes-export-highly-enriched-uranium-ire.
(2) Source: https://www.accessdata.fda.gov/CMS_IA/importalert_189.html.
(3) Source: Company filings, press releases, conference calls, conversations with Progenics management in July and August 2019, ClinicalTrials.gov, conversations with Company management and industry experts, including our Nominees, between July 2019 and October 2019.
(4) Source: Conversations with Progenics management in July and August 2019.

Somerset Facility & Capacity Concerns

- **Somerset "facility" currently is constituted of <u>one manufacturing suite with one manufacturing line</u> in an old IBA / Zevacor facility**
  — Progenics paid $8 million for this facility, which based on experts we've spoken with suggests they vastly overpaid
  — As a reference, tangible assets in the purchase are $2.0 million

- **Current capacity implies peak gross revenue of $22.5 million per year; <u>three doses / week is a limiting factor</u>**
  — Ability to add a second shift to double output
  — Could increase batch size and expand to a second suite (would require more time and capital)

- **Progenics is performing this manufacturing work post-approval**
  — <u>In contrast, Nominees Dr. Ber and Mr. Mäusli acquired an AAA facility 1.5 years prior to FDA approval for LUTATHERA</u>

- **<u>Ensuring supply is also critical for AZEDRA's basket trial (given there is one manufac. line) and 1095 (if / when made in Somerset)</u>**



CURRENT SOMERSET CAPACITY

ONE SHIFT CAN MANUFACTURE ONE BATCH PER WEEK	
ONE BATCH = ~ THREE DOSES AT ~$150K PER DOSE	EQUALS MAX ANNUAL GROSS REVENUE OF ~$22.5 MILLION

Progenics is haphazardly assembling production capacity without transparency

Source: Company filings, discussion with Progenics management, press releases and Google.

Operating Without a Backup Supplier

- **The Company's sole supplier of iodine-131 (I-131), IRE located in Belgium, has an upcoming plant transition planned to switch to low-enriched uranium**

- **The American Medical Isotopes Production Act of 2012 (AMIPA) prevents the U.S. Nuclear Regulatory Commission (NRC) from issuing new highly enriched uranium (HEU) export licenses for medical purposes in 2020**
  - As part of this effort, all medical isotope producers have converted to low-enriched uranium (LEU) production, except for IRE
  - IRE's current HEU export license with the U.S. Department of Energy (DOE) expires in October 2019

- **However, IRE filed with the National Institute for Radioelements in August 2019 to obtain additional shipments of HEU through March 2020. The company said it needs the HEU to sustain its production of molybdenum-99 (Mo-99) and iodine-131 (1-131)**

- **IRE's application filing comes as a shock to nuclear medicine producers who have spent millions of dollars converting from HEU operations, or have eliminated the need for uranium altogether as mandated by AMIPA**
  - Specifically, AMIPA requires conversion from HEU operations to non-HEU methodologies and prohibits the issuance of HEU export licenses for the purpose of medical isotope production after Jan. 2, 2020, if the current marketplace can support the needs of U.S. patients
  - Multiple companies, including Curium and NorthStar Medical Radioisotopes, also said there is no need for the HEU license renewal since there is now a stable domestic U.S. supply of Mo-99 and I-131

- **In February 2019, a U.S. IRE customer (not Progenics, who has not publicly disclosed this issue) announced IRE will be fully converted to LEU in 2019 during its quarterly earnings call. A few months later during the July 2019 Organization for Economic Co-operation and Development, IRE stated it will not be converted until 2020**

Given the "stable domestic U.S. supply", Progenics should have established backup supply instead of solely depending on IRE

Source: https://www.itnonline.com/article/medical-isotope-industry-opposes-export-highly-enriched-uranium-ire.

Operational Concerns

Questionable Clinical Program Decision Making

AZEDRA: Advanced at Glacial Pace

- **Progenics acquired AZEDRA from MIP in January 2013**

  — In November 2013, Progenics announced it was "relaunching the registrational trial"

  — In January 2015, Progenics noted that it had dosed the first subject since trial was resumed

    - <u>Similar to its commercial struggles, it took Progenics more than a year to dose its first patient since announcing the trial relaunch</u>

- **This trial had previously enrolled 41 patients who received a therapeutic dose prior to Progenics' acquisition**

- **Progenics announced positive topline results in March 2017 covering 68 patients receiving at least one therapeutic dose**

  — It took Progenics more than four years to relaunch the AZEDRA trial and treat 27 incremental patients

- <u>**AZEDRA was handed to Progenics with much of the legwork done with 60% of trial patients treated and a Special Protocol Assessment in place with the FDA**</u>

  — Nevertheless, AZEDRA was not approved until more than five years after its acquisition

We believe this clearly shows the Board's lack of urgency in delivering life-saving drugs for cancer patients

Source: Company filings, press releases and Drugs@FDA.

1095: Blind But Now I See

- **In the six years since acquiring 1095, arguably its most valuable asset, we believe the Board has shown continual neglect and a lack of urgency**

STANDING STILL AND WATCHING THE COMPETITION PASS BY

- **It appears to have taken the foresight of Endocyte and its acquisition by Novartis for the Progenics Board to realize the intrinsic value of 1095 and begin Phase 2 development efforts**

- **Endocyte licensed PSMA-617 and approximately one year later was acquired by Novartis for ~ 17x return**

- **Only then did Progenics finally begin a Phase 2 program for 1095 while suing Endocyte for IP infringement**

  — Lawsuits (even if successful) are unlikely to fully make up for value and time lost

LACK OF CLINICAL PROGRESS & TRANSPARENCY

- **To this day, the clinical data referenced in the Company's corporate presentation is from subjects treated between 2011 and 2013**

- **The Company stated an intent to begin a Phase 2 study in October 2018 (the trial initiated in Q2 2019)**

  — Did not disclose what was discussed with FDA or results of Phase 1 study initiated in 2017

  — Many questions remain open, especially related to trial design (e.g., FDA feedback, monotherapy arm options)

**Under the oversight of the Board, the Company has lost years worth of time – we fear that without meaningful change and accountability, these delays may continue for 1095 and other Company assets**

Source: Company filings, FactSet and press releases.

Operational Concerns

Inefficient Financial Management

Progenics' Cash Burn is Out of Control

- In 2018, the Board considered the financial corporate goal to be "substantially met" while reporting SG&A and development expenses, *excluding one-time write-offs*, north of $60 million (which exceeded its undemanding internal budget); <u>the Company cannot even maintain expenses within its own bloated budget</u>

- In the first half of 2019, the Company burned $50+ million in cash
  - The Company spent a staggering $6 million to fight us in the 2019 Annual Meeting campaign (by comparison, we spent well below $1 million), but it also had $6 million in one-time sales milestones
  - Quarterly operating expenses of $25 million exclude the Somerset facility purchase and capital expenditures

- The following pages provide insight into the unprecedented G&A spend at Progenics

- Most egregiously, the Company has not provided any guidance on future expense burn, including notable expenses associated with securing supply chain capacity (assuming this is ongoing) and ongoing clinical trials
  - At a minimum, we believe Progenics should provide expense guidance for its trials (customary in the industry)

1H 2019 FINANCIAL RESULTS

ASSETS	June 30, 2019 (unaudited)	December 31, 2018 (audited)
Current assets:		
Cash and cash equivalents	$ 84,823	$ 137,686
Accounts receivable, net	10,569	3,803
Other current assets	4,806	2,640
Total current assets	100,198	144,129

	Three Months Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
Revenues:				
Product sales	$ 270	$ -	$ 270	$ -
Royalty income	3,593	3,530	7,754	6,588
License and other revenue	6,103	348	6,223	479
Total revenue	9,966	3,878	14,247	7,067
Operating expenses:				
Cost of goods sold	493	-	493	-
Research and development	13,080	9,347	25,472	17,457
Selling, general and administrative	14,570	7,569	23,794	14,266
Change in contingent consideration liability	916	1,300	1,816	2,100
Total operating expenses	29,059	18,216	51,575	33,823
Operating loss	(19,093)	(14,338)	(37,328)	(26,756)

Source: Company filings.

Expensive and Costly Corporate HQ

- **Progenics' headquarters is in One World Trade Center**
  - 26,000 square feet under lease agreement expiring in September 2030

- **Progenics was previously headquartered in Tarrytown, NY but relocated to NYC in 2016**
  - We heard it was to be near CEO Baker's Brooklyn residence

- **In 2018, the Company's rent expense and facility charges were ~$2.0 million**

- **Progenics is paying ~$75 per square foot for a corporate office lease in New York City**
  - By contrast, Amicus Therapeutics (where Director Campbell is President) pays ~$40 and American Pharmaceutical Partners (where Director Williams was CFO) paid ~$43

- **Assuming all 79 employees work out of NYC (they do not), Progenics is paying over $25,000 per employee**
  - By contrast, Amicus pays nearly half (~$12k) and American Pharmaceutical Partners paid nearly a fraction (~$2k)



We believe the corporate office is a symbol of Progenics' misguided priorities. Furthermore, existing directors have turned a blind eye to expenses that are in direct contrast with how they manage their own pharmaceutical businesses

Source: SEC filings and Google.
Note: The Company claims to have received tax benefits in conjunction with the New York City lease, but it has not provided specific details.

Persistent & Unnecessary Dilution

- **Since Mr. Crowley and CEO Baker joined the Board in 2009, Progenics has completed equity financings raising more than $200 million, which currently represents over 50% of the Company's fully-diluted equity value**
  - In 2018 alone, ~$100 million of dilutive equity was raised

- **Furthermore, in June 2019, the Board elected to pay its AZEDRA milestone in stock (vs. option to pay cash)**
  - The Board issued 1.63 million shares of Progenics common stock at approximately $4.20 per share

- **Stockholders had been waiting TEN MONTHS for an AZEDRA patient to be dosed, and when it happened, the Board harmed stockholders by choosing further dilution**
  - We question why the Board chose to issue dilutive equity rather than use its ample balance sheet cash reserves of ~$110 million

- **The Board's election to further dilute stockholders signifies two alarming issues to us:**
  - The Board may not believe in the long-term potential of Progenics
  - The directors do not own a material amount of Progenics stock, so dilution is not consequential to them[1]

- **Unfortunately, we believe the Board and management have another glaringly misaligned reason to issue stock:**
  - In 2018, Messrs. Crowley and Kishbauch set a year-end cash balance goal, and we suspect they did so again for 2019 corporate goals
  - Setting this goal without requiring the cash to come from operational improvement incentivizes management to achieve milestones in the form of dilutive stock issuances (and deprioritizes growth investments)

- **By further diluting stockholders, the Board effectively provided management with higher bonuses than would otherwise have been paid**

We believe an aligned Board is needed to drive stockholder value at Progenics

Source: SEC filings.
(1) Share ownership excludes shares underlying exercisable options.

Illustrating Propensity for Dilution

- **The Progenics Board since 2009, while CEO Baker, Dr. Scheinberg and Ms. Williams have served as directors, has overseen persistent and unnecessary dilution**

- **Investors continue to be diluted while the Company's stock price continues to languish**

- **Today's share count is 2.7x greater today with no appreciation in the Company's stock price during the same time period – one of the longest bull markets in our lifetimes**



DILUTION WITH NO SHARE PRICE APPRECIATION

Source: SEC filings.
Note: Basic common shares outstanding above illustrate what is reported on that year's 10-K filing (e.g., 2009 represents shares from 10-K published on March 15, 2010)

100-Day Plan

Ensuring Future Commercial Success

Ensuring AZEDRA's Commercial Success

- **A key focus of the Board will be identifying the issues that have plagued AZEDRA's lackluster launch and engage in a multi-pronged approach to ensure its commercial success**

- **Multiple Nominees have extensive experience in pharmaceuticals and radiopharmaceuticals**
  - Dr. Ber and Mr. Mäusli were two key executives at AAA (COO and CFO, respectively), building the business from scratch to a $3.9 billion international leader in the radiopharmaceutical industry
    - Successfully launched LUTATHERA, a radiotherapeutic for rare neuroendocrine tumors, in the same quarter as its approval; contrast to AZEDRA which took TEN months to dose a patient
  - Dr. Ende was previously a biotechnology equity research analyst and has served as a board member at multiple public pharmaceutical companies
  - Mr. Mims successfully launched multiple products while at Aptalis (fka Axcan) and grew the U.S. business to $475+ million in annual net sales

EXISTING ISSUES	RECONSTITUTED BOARD APPROACH & MITIGATING ACTIONS
UNKNOWN SUPPLY CHAIN WITH QUESTIONABLE CAPACITY	NOMINEES WITH (RADIO)PHARMA OPERATIONS EXPERTISE
LIMITED PATIENT DOSINGS	ENGAGE WITH PHYSICIANS AND PATIENT ADVOCACY GROUPS
LACK OF MEASURABLE METRICS	SET QUANTIFIABLE GOALS TO MEASURE PROGRESS
MINIMAL STOCKHOLDER TRANSPARENCY	ESTABLISH APPROPRIATE STANDARD OF DISCLOSURE

Nominees are committed to reinvigorating AZEDRA and regaining the trust of physicians / patients

PAGE CONTAINS NOMINEE PLAN / ACTIONS

AZEDRA: A Rare Opportunity

- **There are multiple complexities with launching a pharmaceutical product but <u>three issues come to the forefront on AZEDRA</u> given it is for an orphan patient population with a potential patient population of <1,000 patients**
  - Logistics and supply chain for radiopharmaceutical with half-life of eight days
    - In Velan's view, AZEDRA's launch was delayed an unprecedented ten months because of supply chain delays and lack of readiness
  - Patient identification and engagement (and for commercial patients, ensuring access through financial support)
    - For rare cancers like pheochromocytoma and paraganglioma, patient advocacy groups and patient registries are key to ensuring physician / patient awareness and ultimate product uptake
  - Payor and hospital P&T negotiations to ensure access
    - Pricing AZEDRA at $150k per dose (compounded MIBG is ~$3k) requires payor / hospital education
    - Further engagement is necessary for hospital P&T committees
- **Product dosings can only occur (and continue to occur) if…**
  - Product is available when needed,
  - Patients and physicians are informed, and
  - Payors and hospitals are supportive (and financially incentivized)

> **Our Nominees have extensive experience in launching complex pharmaceutical and radiopharmaceutical products for patients and are well-equipped to handle all of these complexities**

Source: Company filings, press releases, conferences calls, FDA and CMS

Potential Operational Delays & Issues

- **Velan believes an undisclosed reason has caused the ten-month delay from approval to (its botched and limited) launch – manufacturing issues**

- **In March 2018, the Company's 2017 10-K stated that Progenics is "in the <u>final stages of establishing manufacturing capacity</u> that we believe will be sufficient to deliver commercial supplies of AZEDRA"**
  - It was not until February 2019 when Progenics acquired a manufacturing facility in Somerset, NJ and April 2019 when they executed an agreement with a second supplier (which the Company has not publicly acknowledged)

- **In our recent discussions with the Company, executives acknowledged they needed to make "tweaks" to the manufacturing process before they could release a manufacturing batch**
  - They also stated these "tweaks" could not take place until after they acquired the facility in February 2019
  - We asked whether these statements meant they did not have commercial supply before February 2019, and they refused to answer the question directly

- **What is the reason for the delay from March 2018 to February 2019 when the Company was supposedly in the "final stages" of securing commercial supply?**

> **The Company has remained silent on these "tweaks" and has essentially refused to be transparent with stockholders regarding why it took an unprecedented TEN MONTHS to launch AZEDRA**
>
> **In response, Velan believes instilling radiopharmaceutical operational experts – Dr. Ber and Mr. Mäusli – will be critical to future logistics and supply chain**

Source: Company filings, press releases, conference calls and conversations with Progenics management in July and August 2019.

Reinvigorating AZEDRA's Launch

- **Our Nominees believe AZEDRA needs to be reinvigorated and almost treated as a "re-launch" of a rare orphan drug**

- **Our Nominees would take the following steps:**

  — Re-engage physicians and key centers of excellence

  — Establish relationships with patient advocacy groups

  — Evaluate existing and secure new reimbursement with payors and hospitals

- **While the key is assessing and ensuring product access and new patient identification, it is imperative that Progenics regain the trust and attention of physicians and institutions that feel abandoned because of AZEDRA's botched launch**

- **Physicians are unlikely to trust a Company that doesn't deliver, especially when treating cancer patients**

  — Progenics stated in its Q2 2019 earnings call that "unfortunately [some] patients don't make it to therapy" – patients are dying while they wait for product access

> **Our Nominees have the necessary expertise and are committed to ensuring that patients have access to AZEDRA and that the bond between the small physician community and Progenics is mended and strengthened**

Source: Company conference calls.

Working with Centers of Excellence

- **With only 25-30 key targeted centers, Progenics and their employees should have active, frequent dialogue with these centers regarding AZEDRA's commercial launch**
  - Based on our research, multiple key centers (that dose large number of patients) are still not online

- **Instead, KOLs and physicians we spoke with heard from the Company's sales reps initially after approval in July 2018, at which point AZEDRA was "commercialization ready" per the Board's judgment**
  - However, soon after, sales reps visits halted per our conversations with physicians

"the Company ghosted us"	*"the Company went M.I.A"*
"I am still using compounded MIBG"	*"Haven't seen a rep or anyone from the Company since last year"*

- **AZEDRA has a clear advantage in physicians' eyes, yet the Company cannot execute on its commercial launch**

  "I don't think it's worth having both [AZEDRA and MIBG]...the decision is once we've got it up and going to go with the AZEDRA"

- **Our Nominees, as prior executives and directors in pharmaceutical companies, have relationships with a number of these institutions and can engage physicians to ensure adoption**

> **Our Nominees would engage with KOLs and physicians to understand physician and patient needs – while AZEDRA may have favorable dynamics relative to MIBG, Progenics needs to ensure physicians are cared for and not "ghosted"**

Note: Permission to quote from such physicians was neither sought nor obtained. Quotes from conversations in February, March, May, July, September and October 2019.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Patient Advocacy & Awareness

- **AZEDRA is the <u>first approved treatment</u> for MIBG-avid malignant, recurrent, and / or unresectable pheochromocytoma and paraganglioma ("PheoPara")**



- **PheoPara are rare cancers with an annual incidence of 2 to 8 per million in the U.S.**
  - Implies ~500 to ~2,500 patients based on current population

- **With such a small patient population, patient advocacy and awareness are paramount**

- **The Pheo Para Alliance (merged with Pheo Para Troopers in 2017) is a nonprofit organization that provides updates and information to patients**
  - Patients use this resource to stay updated and as a community for support

- **We believe AZEDRA and Progenics should be front and center with the Pheo Para Alliance as one of the few alternatives for patients**
  - Progenics has limited to no presence

- **Sarepta Therapeutics' engagement of Duchenne Muscular Dystrophy patients illustrates the power of patient advocacy**



Our Nominees would engage with patient advocacy groups to ensure awareness

Source: Company website, corporate presentation Pheo Para Alliance, and Google.

Meeting Patient Needs



AZEDRA SERVICE CONNECTION

- **AZEDRA is only available at a few key centers in the U.S. (13 active centers as of August 2019) and costs ~$150,000 for a 500 mCi dose**
- **In addition to awareness, Progenics needs to collaborate with patients to make sure they are taken care of during their time of need**
- **Progenics has an AZEDRA Support Program**
  - — Patient access specialists assist with reimbursement and connecting patients with 501(c)(3) organizations for transportation and lodging assistance
    - 501(c)(3) organizations can assist patients but they can also be a significant cost burden due to donations
  - — Progenics also provides out-of-pocket patient assistance and financial assistance of uninsured patients

Through our Nominees' engagement with KOLs and physicians they would ensure patient requests and needs are met appropriately to ensure those patients have access to the only FDA-approved product for their indication

Source: Company website, corporate presentation, conference calls and AZEDRA.com.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Payor and Hospital P&T Engagement

- **A key component of patient access is ensuring payors and hospital pharmacy and therapeutics ("P&T") committees are educated on AZEDRA's value proposition and are financially incentivized to approve payment**

  — Payors understand orphan drug dynamics and pricing necessary to have a financially-viable product

    - For orphan therapies, payors are looking to (i) manage their budgets to make room for new therapies, (ii) for high-priced drugs, strong clinical efficacy and safety are paramount, (iii) costs driven by prevalence are critical especially in indications with multiple treatment options, and (iv) evaluating novel payment models

    - For AZEDRA, these items are less critical at this junction as AZEDRA is the only FDA-approved therapy for its indication, which is also a last-line therapy

    - However, these factors will become important as future therapies become available

  — Hospital P&T committees

    - Hospitals contract directly with Progenics to purchase AZEDRA

    - Hospitals are then reimbursed directly through medical benefit by payors

    - Ensuring AZEDRA option by hospitals is driven by two factors: (i) ability to make (or not lose too much) money, and (ii) hospital confidence that payors will provide reimbursement

- **In August 2019, CMS granted a new technology add-on payment ("NTAP") for AZEDRA, which provides Medicare hospital inpatient cases with a payment, in addition to Diagnostic Related Group ("DRG") reimbursement, of up to 65% of the cost of AZEDRA (maximum payment of $98,150 for one dose)**

  — NTAP is in place for two to three years from October 2019

Our Nominees intend to evaluate CMS and reimbursement options upon NTAP expiry in two to three years

Source: SVB Leerink, press releases and CMS.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Metrics for Stockholder Communication

- **A successful pharmaceutical product launch can be intuitive but often a company's ability to set and define metrics that are quantifiable and communicable allow a board and stockholders to properly assess performance**

- **Throughout 2019, Progenics continues to reference treatment requests as progress, but acknowledges this is "not a great metric" and "we are learning a lot", while refusing to answer questions regarding the conversion rate on these treatment requests**
  - We cannot opine on the metrics set behind the scenes in the boardroom, but this Board gave 133% and 80% performance scores in 2017 and 2018, respectively, while labeling AZEDRA "commercialization ready" despite the fact it didn't dose a patient until June 2019
  - In Velan's view, clear and quantifiable metrics that are optimistic but obtainable will be key to assessing management performance at the Board-level and for stockholders to judge the performance of the Company

- **Our Nominees would suggest multiple metrics to more appropriately judge management's performance**
  - Treatment requests
    - Provide actual (or an estimate for future) additions and removals to make this metric more relevant
  - Annual and quarterly number of AZEDRA commercial dosings (at 500 mCi equivalent level)
    - Need to balance this goal with need for Progenics to have adequate supply for future AZEDRA basket trial
  - Annual and quarterly AZEDRA net sales goals (<u>annual net sales guidance to be communicated to stockholders</u>)
    - Important to factor in gross-to-net discounts and contracts with various hospitals to ensure volume isn't gained at the detriment of product margins
    - Setting net sales guidance is common practice in the pharmaceutical industry

Establishing transparent and quantifiable metrics will ensure the Board and stockholders can assess AZEDRA's launch

Source: Company filings, conference calls and press releases.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Ensuring Patient Access Today

- **Our Nominees intend to determine if the access issue is due to team issues**
  - CEO Mark Baker has no prior pharmaceutical experience
  - SVP, Commercial Bryce Tenbarge was previously commercial lead for a pre-revenue company
  - Hiring of Huw Jones as VP, Commercial in July appears positive (although why a Company with one orphan commercial asset needs multiple commercial executives is beyond our comprehension)
    - Previously an employee at AAA and Novartis
- **Patient access for orphan products can also be improved through a proper specialty hub**
  - A functioning hub serves as the conduit between patients, physicians, Progenics and payors
    - Able to guide patients / physicians through the reimbursement process and assist with financial aid
  - Our Nominees intend to evaluate if bringing this hub in-house is the right move for Progenics. The Company currently pays for third-party services and it is unclear if bringing it in-house would provide financial savings but it does provide several benefits
    - Given small patient population and niche expertise, hub members will be experts in needs of AZEDRA patients
    - Able to establish communication protocols and implement hub members (RNs, specialists, pharmacists)
    - Ensures quality control of interactions with patients and physicians – consistent, helpful message
    - Increase reliability – deep understanding of the issues and control over communication
- **Ensuring manufacturing capacity and supply through operational improvements (Velan will cover this in more detail later in this presentation)**

Source: Company filings and press releases.

Future New Patient Identification

- Once AZEDRA's access issues are resolved, in order to ensure new patients are identified, our Nominees intend to take several steps

PHYSICIAN EDUCATION

- Physician education is necessary for orphan products

- When educated, physicians act as quasi-sales reps who are informed and can identify eligible patients

- Able to expand potential patient population and limit the patient journey when physicians are informed

PATIENT ENGAGEMENT

- Our Nominees and Progenics will interact closely with patient advocacy groups

- Patient advocacy groups often serve as communities for patients (and their families) with orphan diseases

- Our Nominees and Progenics management to contact the PheoPhara Alliance and ensure AZEDRA is top of mind and identify new ways to ensure patients are aware of AZEDRA's benefits

  — As the only FDA-approved product for select PheoPara patients, AZEDRA should have clear share of voice in the market and especially with the only patient advocacy group for these cancer patients

ENSURE CONTINUED FAVORABLE REIMBURSEMENT OVER LONG-TERM

- Evaluate agreements with payors and hospitals to ensure all parties are financially incentivized

- Engage with CMS to ensure necessary coverage upon expiration of NTAP in two to three years

Source: FDA and CMS.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

100-Day Plan

Instilling Operational Experts

Radiopharma: Challenging Supply Chain

- **Radiopharmaceutical manufacturing requires well-timed logistics given its ready-to-order / use requirements**

  — Radiopharmaceutical products have short shelf-lives, ranging from minutes to a few days

- **A tightly integrated supply chain is required to turn customer orders into products delivered in the demanded quality and time – this is the key to commercial success**

- **Having a radiopharmaceutical manufacturing site up and running takes at least 18 months (if starting from scratch)**

  — There are only a few specialized companies that provide key equipment such as hot cells and cyclotrons, often resulting in considerable order lead times

    - In the case of partnering / licensing (like PyL), need to make sure manufacturers are compatible with the chosen equipment (e.g., PETNET and Sofie are different)

  — The facility needs to be tested and permits need to be obtained

  — Staff needs to be trained

- **Three validation batches must be performed at each site**

- **In addition, required to perform sterility testing within 24-48 hours of production of each AZEDRA batch**

  — AAA had sterility done on-site; could also have lab test performed by a third-party but many are hesitant to take radiopharmaceuticals and need to move quickly given product decay

- **Progenics clearly lacks expertise in these areas and the current state of AZEDRA production is a perfect example**

Source: Discussions with industry experts, including our Nominees.

Overview of Typical Manufacturing Suite

- **The image on the right is an example of a radiopharmaceutical suite**
- **Production capacity is driven by technical yield**
  - — Speed and efficiency at which product can be made (each minute that passes, product is lost)
- **Need to oversupply product to hospitals because if not enough product is present when needed, the patient cannot be dosed**
  - — If a patient cannot be dosed, trust is lost with hospitals and KOLs
- **Progenics needs to be viewed as a reliable partner for hospitals – not the case currently**

It is imperative to ensure patient will be treated by giving more product than required – need for effective yield and minimize wasted time during manufacturing and shipment



Gas Cylinders
Workbench
Sink
Production Room
Cold Storage
Workbench
Power Supplies
RDS – 112 Cyclotron
Shielded LAFH
FDG synthesis Module
Swiss Log Pneumatic Transfer Station
Workbench
Oven
Clinic
Computers
Control Room
RDS-112 Control Station
Gowning Area
Gowning Supplies and Clean Lab Coats
QC Systems
QC Room
Fume Hood
QC Systems
LAFH
Bench
Operator
F18 from cyclotron
Drug product
QC sample
Clean consumable
Waste

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Source: https://link.springer.com.

Manufacturing Process Similarities

LUTATHERA (AAA) MARKET UPTAKE AND SUPPLY CHAIN IN ITS LAUNCH YEAR



US, number of doses
52
399
1,123
1,726
Q1 '18
Q2 '18
Q3 '18
Q4 '18
2018 FY sales: USD 167m

- Strong launch momentum, Q4 sales USD 81m
- In 2018 US: >1,400 new patients; >100 centers actively prescribing
- Broad US payer coverage with >80% of lives covered



Patient delivery
Lutathera® labeling
Patient dose
Standard dose of 7.4GBq/cycle
Aseptic conditions
Octreotide DOTATATE
Target Isotope
177Lu
DOTATATE
Aseptic vial filling
Lutathera®
Aseptic conditions
On demand production
Precursor Isotope
176Lu
177Lu Isotope
Produced in nuclear reactors
Requires unique manufacturing centers, supply chain expertise, and relationships with nuclear medicine centers
Isotope supply
Production
Hospital

AZEDRA SUPPLY CHAIN

Currently sole source with an upcoming potential shutdown



Iodine sourced from IRE in Belgium
1
Iodine extracted from decayed uranium and calibrated for proper activity at time of manufacturing
2
Iodine arrives at Newark and gets Customs / USDA / FDA release
Progenics Pharmaceuticals
3
Proprietary Ultratrace manufacturing process produces AZEDRA
4
AZEDRA vials packed in lead and dry ice with temp monitor to maintain -70°C
5
Specialty shipper flies or drives AZEDRA to the hospital's radiopharmacy
Radiopharmacy
6
Radiopharmacy thaws vials and prepares individualized patient doses to send to hospitals
7
Healthcare provider administers AZEDRA

A similar supply chain was established by Nominees Dr. Ber and Mr. Mäusli

Source: Company filings, press releases and https://www.novartis.com/sites/www.novartis.com/files/q4-2018-ir-presentation.pdf.

LUTATHERA's Manufacturing Process



Lu-176
Russia
Lu-176
Lumark
United States
Lu-177
Lutathera

Source: AAA corporate presentation.

Putting in Place Operational Experts



- **Dr. Gérard Ber co-founded and served as the Chief Operating Officer of Advanced Accelerator Applications S.A. ("AAA") (formerly NASDAQ: AAAP), a pioneering radiopharmaceutical company that develops, produces and commercializes diagnostic and therapeutic products for several indications in oncology, cardiology, neurology and infectious/inflammatory diseases, from 2002 until it was acquired by Novartis AG in January 2018**
  — Dr. Ber was responsible for U.S. and Worldwide commercial efforts, drug development, supply chain, and business development activities at AAA, including the successful launches of LUTATHERA for the treatment of gastropancreatic neuroendocrine tumors and various diagnostic radiopharmaceutical agents
  — Dr. Ber helped grow AAA from a start-up to a global leader in molecular nuclear medicine and served as a member of its board of directors from inception until 2014



- **Heinz Mäusli has more than 15 years of experience in molecular nuclear medicine. He was the Chief Financial Officer of AAA from 2003 until 2018, serving as CFO for an additional 6 months, after it was acquired by Novartis AG in January 2018 for $3.9 billion, in order to support the integration**
  — Mr. Mäusli was on the executive team that managed the integration of AAA into Novartis after helping grow AAA over 15 years from a start-up to a global leader in molecular nuclear medicine with 650+ employees in 13 countries and 20 production and R&D facilities
  — Mr. Mäusli was the key executive who led the listing of AAA on Nasdaq in November 2015 at $16 per share and oversaw the due diligence process and contract negotiations with Novartis leading to a sale of the company for $82 per share in January 2018
  — At AAA, Mr. Mäusli also led the acquisition of 10 companies, served as AAA's General Counsel from 2003 until 2015, and was a member of the company's board of directors from 2008 to January 2014

PAGE CONTAINS NOMINEE PLAN / ACTIONS

AAA's Approach to Manufacturing

- **In February 2017, nearly <u>one year prior to LUTATHERA's FDA approval</u>, Nominees Dr. Ber and Mr. Mäusli, two of the three leading executives at AAA, published the below information in an investor deck**
  - Illustrates the team's keen focus on manufacturing and commercial reach well in advance of FDA approval
  - This level of detail and transparency is lacking at Progenics



AAA Site Recap
PET Production: 16 sites
SPECT Production: 2 sites
177Lu Production: 2 sites
Enriched water production: 1 site
R&D sites: 8 sites (7 sites within production facilities and 1 R&D only)
Offices only: 8 sites

Advanced Accelerator Applications
Top 56 Priority Targeted NET Accounts in USA
(NETTER-1 Investigator sites highlighted in orange)
WEST
CENTRAL
EAST
Univ. of Washington
OHSU
UC Davis
Stanford
UCSF
Kaiser Permanente
Cedars Sinai
UCLA (Ahmanson Biological)
USC
City of Hope
UCSD
Huntsman CC
Rocky Mountain (OSON)
Univ. of Colorado
Mayo, Phoenix
UTSW
MD Anderson
Excel Diagnostics
Methodist
Mayo Clinic
Univ. of Iowa
U Wisconsin
Northwestern
U Chicago
Barnes Jewish / Wash U.
Oschner / LSU
Vanderbilt
U-M
Kettering
Indiana U
Ohio State
CCF
UHC
U Kentucky
Emory
Dana Farber
Mass. General
Tufts
Yale
Buffalo
UPMC
Mt. Sinai
NYU
Cornell Weil
Montefiore
Fox Chase
Johns Hopkins
Duke
UNC (Chapel Hill)
Wake Forest
Mayo, Jacksonville
Moffitt CC
Univ. of Miami
In order to cover these accounts, we believe we would require ~25 customer facing personnel

Chilcompton
Baarle-Nassau
Warsaw
Munich
Troyes
Bethune
Bonn
Saint-Cloud
Nantes
Genève
Saint-Genis-Pouilly
Ivrea
Porto
Madrid
Saluggia
Lisboa
Murcia
Zaragoza
Venafro
Barcelona
Meldola
Marseille
Be'er Tuvia

Source: AAA corporate presentation.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

100-Day Plan

Future Clinical & Product Development Success

1095 Clinical Trial Held Hostage

- **The Company uses CPDC as the supplier for 1095's clinical trials**

- **In August 2018, CPDC was placed under an import ban by the FDA which meant it could not ship product into the United States**

- **We suspect that CPDC's import ban is the reason why the 1095 Phase 2b clinical trial is only active in Canada and likely why the Company refuses to state enrollment statistics**
  - A trial that is only active in Canada with a supplier that only makes a production run once a month is not a viable strategy for success

- **What happens to 1095 if CPDC's import ban is not lifted?**
  - When we asked Company executives, they were unable to provide specifics as to <u>why</u> the Somerset facility cannot currently manufacture 1095 and <u>when</u> the Somerset facility would be able to manufacture 1095

- **Unfortunately, the Company appears complacent being dependent upon the FDA lifting its import ban on CPDC**

- **We hope the Company is correct and CPDC's import ban is lifted**
  - Having a backup plan is extremely important in radiopharmaceuticals and is a concept this team does not appear to embrace, as evidenced by AZEDRA's manufacturing delay (and potential future delays with upcoming IRE potential shutdown)

- **Even if the import ban is lifted, we are unsure CPDC can manufacture enough product for U.S. trial subjects**

> **Our Nominees seek to enhance radiopharmaceutical manufacturing relationships to secure supply and activate 1095's clinical trial in the U.S.**

Source: Company filings, conversations with Progenics management in July and August 2019, press releases, conference calls and
https://www.accessdata.fda.gov/CMS_IA/importalert_189.html.

AZEDRA Basket Trial: Pipeline in a Product

- **The full value of AZEDRA lies in expanding its treating indications beyond pheo and para**
  - The Company will provide further information on the basket trial later this year (nearly 18 months after its initial approval) but needs to move quickly given the market opportunity and its limited FDA exclusivity period

- **Progenics has been hesitant to provide input on FDA feedback**

- **Our Nominees would review detailed FDA minutes to assess trial design and ensure path to market is de-risked and time to market is accelerated**



Source: US Census and CIA World Factbook.

Minimal Stockholder Communication

- **To-date, the Company has disclosed minimal information regarding AZEDRA's basket trial**

- **The images below capture the public information provided by the Company related to AZEDRA's basket trial**
  - While the Company has "alignment" with the FDA, it does not state the trial design or intended indications



AZEDRA basket trial in multiple MIBG-avid neuroendocrine tumors to initiate by year end 2019

- Basket study to support tissue agnostic label for AZEDRA for the treatment of patients with unresectable or metastatic neuroendocrine tumors (NETs) who are MIBG-avid
- NETs are a group of rare tumors of neural crest origin, most commonly found in the gastrointestinal or respiratory tracts, although they may also be found in other locations[1]

NETs are considered rare t...

NETs: ~12,000 diagnosed in the U.S. per year[2]

PPGL

~2600 diagnosed in the U.S. per year[3,4]

Expected to enroll ~120 patients with a dosing regimen that potentially enables outpatient administration

<< Back

Jun 20, 2019

Progenics Pharmaceuticals to Initiate a Basket Trial by Year End to Support an Expanded Label for AZEDRA® (iobenguane I 131) in Multiple MIBG Avid Neuroendocrine Tumors

NEW YORK, June 20, 2019 (GLOBE NEWSWIRE) -- Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX), ("Progenics" or the "Company"), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today announced that the Company has reached alignment with the U.S. Food and Drug Administration (FDA) on the clinical development plan to pursue a tissue agnostic indication to support an expanded label for AZEDRA (iobenguane I 131) for the treatment of patients with unresectable or metastatic neuroendocrine tumors (NETs) who are MIBG avid. Following a Type B meeting with the FDA, the Company plans to conduct a basket study that will evaluate AZEDRA in patients with NETs that are MIBG avid, including gastroenteropancreatic neuroendocrine tumors (GEP-NETs) and other NETs, with a dosing regimen that potentially enables outpatient administration. AZEDRA is the first and only approved therapy in the U.S. for the treatment of adult and pediatric patients 12 years and older with iobenguane (MIBG) scan positive, unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma who require systemic anticancer therapy.

Our Nominees would push for investor clarity on costs, trial design, FDA feedback and targeted indications including conference calls with analysts to generate investor interest and offer insight into upcoming milestones

Source: Company presentation and press releases.

100-Day Plan

Establishing Prudent Expense & Dilution Management

Approach to Expense Management

- Comparing Progenics to other companies run by our Nominees illustrates the <u>difference in G&A per employee</u> (Progenics at ~$435k vs. ~€160k for AAA and ~$179k for Aptalis) and burn relative to net sales and cash balance

- Our Nominees would step in and control expenses to minimize unnecessary cash burn (Nominee Ende has even performed a similar cost-cutting exercise at Avadel since joining the board in January 2019)

Company	Description of Business	Annualized G&A	Annualized R&D	Annualized Net Sales	Latest Cash Balance
 (Nominee Mäusli)	- 8 diagnostics and one therapeutic - 20 manufacturing locations across 8 countries - 630+ employees in 13 countries	~€100 million (Q3:17 run-rate)	~€15 million (Q3:17 run-rate)	~€150 million (Q3:17 run-rate)	~€192 million
APTALIS (Nominee Mims)	- Seven marketed products in U.S. - Three key pipeline products in U.S. - 961 employees including 463 in the U.S. as of September 2013	$172 million (FY 2013)	$65 million (FY 2013)	$668 million (global) and $485 million (U.S.) (FY2013)	$230 million
Avadel Pharmaceuticals (Nominee Ende)	- Three marketed hospital products - One key pipeline product in Phase 3 - Reduced headcount by 50% in Q1:19 (Nominee Ende was appointed to board in January 2019)	~$25-30 million (Q2:19 run-rate; recent headcount reduction)	~$35 million (1H:19 run-rate)	$60+ million (1H:19 run-rate)	~$80 million
Progenics Pharmaceuticals	- RELISTOR royalty stream - One marketed product with minimal commercial presence (13 FTEs) - Multiple pipeline products - ~80 employees as of 12/2018	~$35 million (1H:19 run-rate less one-time expenses)	~$50 million (1H:19 run-rate)	~$15 million (1H:19 run-rate excluding milestones)	~$85 million

Source: SEC filings of relevant companies.

Addressing Potential Financing Need

- **In addition to right-sizing the Company's expenses, we believe strong non-dilutive financing alternatives are available to Progenics**

  —Monetization of RELISTOR royalties

  —Product- and project-based financing lenders

- **We have a strong relationship with leading lenders in the pharmaceutical industry**

  —Willingness to lend up to $200 million in non-dilutive, non-recourse financing

  —In exchange, the Company will pay royalties on select products

- **We have shared the identity of this lender with our Nominees and they are ready to move quickly**

Our Nominees have already begun to evaluate non-dilutive financings and we believe could secure substantial funding in short order

Source: Company filings and conversations with lenders in October 2019.

Non-Dilutive Financing: RELISTOR Royalty

- **On November 4, 2016, Progenics entered into a loan agreement (the "Royalty-Backed Loan") with a fund managed by HealthCare Royalty Partners III, L.P. ("HCRP") pursuant to which HCRP agreed to make term loans in an aggregate principal amount of up to $100 million**

  — Progenics initially borrowed $50 million but elected not to borrow an additional $50 million in the year following the date of the loan agreement

- **When we pressed Director Crowley and CEO Baker on why they did not pursue this non-dilutive financing, Messrs. Crowley and Baker noted they did not want to "bankrupt the Company"**

  — Mr. Baker and Mr. Crowley apparently did not understand or incorporate the meaning or implications of solid credit coverage ratios or "<u>non-recourse</u>" structures

- **We believe there remains significant room to secure further funding against the RELISTOR royalties (let alone other assets), in a low-risk and lower-cost manner that would enable stockholders to retain and augment upside**

  — This is supported by the July 2019 court decision to uphold the RELISTOR March 2031 patent

  — No active Paragraph IV litigation (i.e., generic challengers)

- **We have engaged with multiple royalty lenders including HCRP**

  — We believe there is a path to expanding the amount of the royalty debt with a lending partner

Our Nominees intend to evaluate further monetization of RELISTOR royalties

Source: Company filings and press releases.

Viability of Side Projects: AI

- **Our Nominees intend to validate the viability of Progenics' artificial intelligence program**

- **Initially, the suggestion is to shut down this program**

- **While Progenics has stated this program is "expected to break even in 2019" this year also includes a one-time $4 million milestone payment from FUJIFILM Toyama Chemical Co.**

  —The appropriate question is: would this program break even without one-time milestones?

- **Regardless of profitability, the Company should not be focused on opportunities that only drive miniscule value and have limited financial potential given the cash position of the Company and its current cash burn**

Our Nominees would ensure Progenics is focused on its core assets and not side projects that are more distracting than value adding

Source: Company filings and press releases.

Proven Financial Ability in Radiopharma

- **Nominees Dr. Ber and Mr. Mäusli were two of three key executives building AAA until its acquisition by Novartis for $3.9 billion. During their tenure, AAA accomplished multiple milestones:**

  — <u>Registered 8 diagnostic drugs and one therapeutic drug</u>

  — Registered first ever radiopharmaceutical theragnostic pairing for oncology based on radiolabeling of single targeting molecule with different radioisotopes for diagnosis (Ga-68) and therapy (Lu-177)

  — <u>Established or acquired manufacturing facilities in 20 locations across eight countries (Europe, the U.S. & Israel)</u>

  — <u>Grew to over 630 employees</u> in 13 countries (Belgium, Canada, France, Germany, Italy, Israel, The Netherlands, Poland, Portugal, Switzerland, Spain, UK & US)

  — Completed 13 acquisitions (out of almost 200 Business Development opportunities analyzed), and reached €150m in sales prior to the launch of its first therapeutic

  — Share price appreciated from $16 IPO in November 2015 to $65 in September 2017 (prior to rumors of Novartis acquisition), with a take-out price of $82 per share

- **Before its IPO in 2015, AAA collected €150 million from about 240 shareholders**

  — Initial investors received up to ~90x return on their investment

- <u>**Compare this to Progenics which has raised $215+ million in dilutive equity since 2012, including $100+ million in 2018 alone; the Company's stock price has also languished during this period**</u>

> **Nominees Dr. Ber and Mr. Mäusli built a successful radiopharmaceutical company with efficient capital fundraisings and strong investor returns. We believe they, along with our other Nominees, can do the same at Progenics**

Source: SEC filings, AAA corporate presentations and FactSet.

100-Day Plan

Holding Management Accountable & Aligning Incentives with Stockholders

Aligning Objectives With Stockholders

- **On August 8, 2019, the Company announced governance enhancements, including stock ownership guidelines for non-employee directors and executive officers**

- **Provides for each non-employee director and executive officer to achieve and maintain an equity interest in the Company with a value equal to:**

  — Five times annual cash retainer (for non-employee directors)

  — Five times annual base salary (for the Chief Executive Officer)

  — Two times annual base salary (for all other executive officers)

- **While on its face, aligning directors and executives' incentives with stockholders is positive, we heard through our conversations with stockholders that the Company may meet these requirements through new equity grants or issuances**

- **This would directly contradict the intended purpose of such a program – to have directors and executives directly invest in the Company and feel the same pain as stockholders when the stock price declines**

- **Progenics' approach, if true, equates to a pay raise – again…heads they win, tails stockholders lose**

> **One of our Nominees has already purchased 50,000 shares of common stock, and <u>all of our Nominees intend to align their interests with stockholders</u>**

Source: Press releases.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Removing Flawed Cash Balance Goal

- **In 2018, the Company established a year-end cash balance goal to measure management's performance**

  — We believe setting a cash balance target incentivizes shareholder dilution and deprioritizes growth investments

- **This directly contradicts stockholder goals as the cash balance does not need to come from operational improvements**

  — Indeed, this misalignment of priorities is evident by the Company raising $100+ million of dilutive equity in 2018 (while turning down $50 million in non-dilutive, non-recourse funding in 2017) and by its decision to pay the June 2019 AZEDRA milestone payment in stock instead of cash despite the relatively low stock price at the time of issuance

- **When we called out the Company for its goal, the Company remained silent – which, in Velan's view, confirms the belief that this year-end cash goal is in place for 2019**

"One potentially damaging answer to [why PGNX issued stock instead of cash for the June 2019 AZEDRA milestone payment] may relate to the historical presence of an unusual "cash goal" of $83.0 million for the end of FY2018…The simple fact that Progenics, facing repeated criticism from Velan on the matter, has not publicly spelled out whether such a goal exists for FY2019 -- and, if so, what the underlying target might be -- only serves to amplify our concerns around the issue."

- Glass Lewis, June 28, 2019

Our Nominees will remove incentives that are not aligned with stockholders

Source: Company filings, press releases and Glass Lewis Proxy Paper – Progenics 2019 Annual Meeting.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Correcting Management Incentives

- **Currently Progenics' compensation program includes…**
  - Equity awards which lack performance vesting conditions
  - Annual incentive awards based on performance metrics with the payouts determined by a subjective assessment instead of objective goals

- **Our Nominees would instill a compensation plan that aligns objectives with stockholders and provides management with <u>clear, ambitious and quantifiable performance goals that are</u> directly tied to compensation**

- **Compensation committee to establish pre-set, objective performance goals for annual performance**
  - Instead of "Maximize value of AZEDRA", our Nominees will create quantifiable objectives
    - Annual net sales of AZEDRA or patient dosings
  - Instead of "Increase value of pipeline", our Nominees will create specific objectives
    - PyL NDA filing by a specific date
    - AZEDRA basket trial enrollment goals
    - Generation of successful 1095 Phase 2 data that warrants initiation of pivotal trial
  - Create operational objectives that prioritize product manufacturing and establishing backup suppliers

- **Establish long-term incentives program conditioned on the achievement of rigorous performance criteria and stock price performance**
  - Create whole-company objectives around commercial success, continued pipeline development and specific target financial metrics

> **Our Nominees are committed to establishing goals that are pre-set, objective and quantifiable with long-term aspirational goals tied to stock performance**

Source: Company filings and Velan Group's views, analysis and research.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Ensure Proper Alignment of Director Pay

- **For 2018, the median of director pay at Progenics was $237,000, excluding then Chairman Crowley, who received more than $452,000 in 2018**

- **According to an ISS Board Practices Study in 2017, the median compensation for directors at Small Cap companies in the Pharmaceuticals, Biotechnology & Life Sciences industry was only $197,000**

- **According to a 2019 ISS analysis of director pay, the median total pay for directors at Small Cap companies was only $179,000**

- **This disparity is even more pronounced when considering the performance disconnect**

"[H]igh director pay may also raise questions regarding other governance issues such as director independence, where directors may be motivated, by above-market income, to remain on a board longer than is optimal for shareholders."

– 2017 ISS U.S. Board Practices Study

> **Our Nominees would adjust director compensation to be aligned with industry practice, the Company's size and to incentivize for long-term stock price appreciation**

Source: Company filings and ISS.

100-Day Plan

Management & Culture:
Need for New Life at Progenics

Need for Interim CEO During Transition



- **Nominee David Mims will serve as interim CEO during transition period**

- **Mr. Mims is well equipped to manage Progenics**
  - Mr. Mims brings almost 30 years of experience in the specialty pharmaceuticals industry
  - Considerable management and commercial operations experience, having played a significant role in raising over $1 billion in debt and equity capital over the course of his career as a pharmaceutical executive
  - Led multiple successful product launches
  - Former President, U.S. Specialty Pharmaceuticals of Aptalis Pharmaceuticals, Inc., having grown the business to over $475 million in annual net sales
  - Mr. Mims was also an integral part of multiple transactions
    - The sale of Scandipharm to Axcan Pharma, Inc. for ~$100 million
    - The sale of Axcan Pharma, Inc. to TPG Capital for $1.3 billion
    - The acquisition of Eurand, Inc. for $583 million
    - The sale of Aptalis Pharmaceuticals, Inc. to Forest Laboratories for $2.9 billion

Mr. Mims is highly-qualified to serve as interim CEO

He will also have the close guidance and assistance of the other experienced Nominees, who are committed to taking a hands-on, proactive approach

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Working with New Full-Time CEO

- **Once a new CEO is identified it will be important for the Board to assist with the transition**

  — Ensure close working relationship with other Company executives, Board members and CEO

  — All Nominees to provide candid insight to new CEO on issues and upsides at Progenics

- **Ultimately, we believe Progenics would be successful if…**

  — CEO comes in eyes wide open on Company issues and Board perspectives

  — CEO owns these challenges and is committed to solving them

  — CEO engages with broader management team to (i) get their buy-in and (ii) assess the capabilities of the team while retaining key employees during this time

  — Board provides proper oversight and hands-on approach during transition period

  — Board and CEO work collaboratively to ensure strategic vision and long-term plan is aligned

We believe Progenics has incredible upside under the right CEO's leadership in conjunction with a Board comprised of our Nominees' relevant expertise and willingness to work closely with management in a collaborative manner

Cultivate The Right Culture

- **As an oncology company with the objective to "find, fight and follow cancer", Progenics needs a much-improved culture in order to achieve its full potential**

- **Current culture is plagued by missed objectives and neglected assets**

- **Multiple current and former employees have reached out to Velan to express their displeasure and frustration with working at Progenics under CEO Mark Baker**

- **Employees appear hesitant to speak out publicly to change the narrative at Progenics**

  — The last employee to do so was fired and taken to court in a whistleblower lawsuit

- **Ideal Progenics culture should embody multiple characteristics:**

OPEN AND COLLABORATIVE	PHYSICIAN- AND PATIENT-CENTRIC MINDSET
SCIENCE-DRIVEN APPROACH TO TREATING RARE CANCERS	ACCOUNTABILITY
PRIDE IN IDENTIFYING AND ASSISTING CANCER PATIENTS	EMPLOYEE & STOCKHOLDER TRANSPARENCY

Source: Public filings and http://www.americanlawyer-digital.com/americanlawyeripauth/201611flaip?article_id=1231747&pg=NaN#pgNaN.

Establishing an Employee Hotline

- **There are multiple potentially concerning issues regarding questionable decisions made under the direction of CEO Mark Baker**

  —Not disclosing CPDC's import ban

  —Raising $75 million in capital a few days after CPDC's import ban was effective and potentially failing to disclose this to investors

  —Not disclosing IRE's upcoming transition period given sole I-131 supplier

  —Not disclosing multiple supply chain concerns around AZEDRA, PyL and 1095

  —Issuing potentially misleading statements regarding its clinical trials and the timing / progress of AZEDRA's commercial launch despite potential manufacturing issues

Our Nominees would establish a hotline for employees to air their concerns and ensure there is no borderline unethical or immoral behavior at Progenics

Note: See slides 11, 69 and 80 for relevant sources.

100-Day Plan

Additional Information

Plan Timing: Management & Governance



	WEEK														
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15+

Management Team & Governance

<u>CEO Position</u>
- David Mims as Interim / Transition to CEO
- Engage Search Firm
- Top-Tier CEO Placed
- Ensure CEO Alignment on Management Goals

<u>Broader Employee Base</u>
- Meet In-Person with Management
- Meet In-Person with Mid-Level Employees
- In-Depth Evaluation of PGNX Team
- Implement Employee Retention Plan
- Open Employee Hotline
- Convey Team Evaluation to Full-Time CEO
- Cultivate Physician- & Patient-Centric Culture

<u>Strategic Plan & Aligning Incentives</u>
- Restructure Director Compensation
- Review Strategic Plan / Budget
- Decide Approach to 2019 Compensation
- Decide 2020 Objectives that Tie to Comp.

= Decision Point

Note: Represents our Nominees' views, analysis and research as of the date of this presentation. If elected, this plan and timeline may change based on new learnings in the boardroom.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan Timing: Commercial


WEEK
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15+
Commercial
Patient Access
Assess Level of Physician Engagement
Refine Physician Messaging
Engage with Physicians to Regain Trust
Message to Physicians - Supply Transparency
Evaluate Bringing Hub In-House
Reimbursement
Evaluate Individual Hospital Contracts
Evaluate Long-Term Reimbursement
Disease Awareness
Engage with Pheo Para Alliance
Educate Physicians on Disease Awareness
Establishing Management Goals
Set Quantifiable Metrics (Dosings & Sales)
Communicate Goals to Stockholders
= Decision Point

Note: Represents our Nominees' views, analysis and research as of the date of this presentation. If elected, this plan and timeline may change based on new learnings in the boardroom.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan Timing: Operations & Supply



	WEEK														
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15+

Operations

<u>Assessing Supply Chain</u>

Engage with I-131 Backup Suppliers

Evaluate Additional AZEDRA Manufac. Lines

Add Second AZEDRA Manufac. Line

Identify 1095 US Supplier

Add 1095 US Supplier to Clinical Trial

<u>Establishing Management Goals</u>

Evaluate PyL Partners / Distributors

Engage PyL Partner - Ensure Supply Needs

Engage PyL Partner - Add to FDA Package

Consider Greenfield Sites for AZEDRA / 1095

<u>Establishing Management Goals</u>

Set Quantifiable Metrics (Capacity & Backups)

Communicate Goals to Stockholders

= Decision Point

Note: Represents our Nominees' views, analysis and research as of the date of this presentation. If elected, this plan and timeline may change based on new learnings in the boardroom.

Plan Timing: Clinical Development



	WEEK														
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15+

Clinical Development
- Evaluate FDA Minutes for PyL, AZEDRA & 1095
- Assemble World-Class KOLs for Feedback
- Augment FDA Strategy Based on Feedback
- Evaluate if 1095 German Data Added to NDA
- Evaluate 1095 Monotherapy Arm in Ph3
- Meet with FDA (AZEDRA and 1095)
- Understand NDA Needs for PyL
- Adjust AZEDRA to Focus on Neuroblastoma

<u>Establishing Management Goals</u>
- Set Quantifiable Metrics (Enrollment, Data & Dates)
- Communicate Goals to Stockholders

= Decision Point

Note: Represents our Nominees' views, analysis and research as of the date of this presentation. If elected, this plan and timeline may change based on new learnings in the boardroom.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Plan Timing: Financials & Financing



	WEEK														
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15+

Financials & Financing

Financial Expenses
- Evaluate Non-Core Programs / AI
- Evaluate Current / Seek New HQ
- Evaluate Overhead Expenses
- Adjust Overhead Expenses
- Assess Need for Capital - Clinical & Supply
- Communicate Expense Plan to Stockholders

Establishing Management Goals
- Set Quantifiable Metrics (Dosings & Sales)
- Set Quantifiable Metrics (Expenses)
- Communicate Goals to Stockholders

Financings
- Evaluate Non-Dilutive Financing
- Execute Company Financing
- Communicate Financing to Stockholders

= Decision Point

Our Nominees would also evaluate the current Lantheus offer as well as any improved / superior offers

Note: Represents our Nominees' views, analysis and research as of the date of this presentation. If elected, this plan and timeline may change based on new learnings in the boardroom.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Impact of a Change in Control

- The Company's revocation statement notes a change in control would impact the items below

- "The removal and replacement of the Board will constitute a change in control under the Loan Agreement. MNTX Royalties Sub LLC is a subsidiary of the Company. The Board will consider whether to approve the Velan Nominees for purposes of avoiding a possible default under the Loan Agreement in accordance with its fiduciary duties"

    — Regarding the debt agreement, Velan has reached out to multiple royalty lenders including the Company's lender – HCRP

        - Based on these conversations, Velan does not believe the impact of a change of control is an issue, and in fact, believes it may be possible to increase the principal amount of the loan

    — Our Nominees intend to evaluate these non-dilutive alternatives

- "Additionally, the removal and replacement of the Board will constitute a change in control under the Company's 2005 Plan and the Company's 2018 Plan. If there is a change of control, outstanding stock incentive awards held by a Company employee will generally vest in full if the employee is terminated without cause during the one-year period following the transaction, and awards held by a member of the Board will generally vest on the transaction"

    — If our consent is successful, our Nominees will seek to remove Mark Baker as CEO and his options may be accelerated

        - Lowest exercise price is $4.52 per share as of December 31, 2018

        - Majority of CEO Baker's options will expire worthless based on current stock price

    — Additional executives will be evaluated by the reconstituted Board in consultation with the new CEO

Source: Company filings and conversations with lenders in October 2019.

PAGE CONTAINS NOMINEE PLAN / ACTIONS

Velan's View of Progenics' Value

Potential Value Tied to Proper Leadership

- **Velan believes that Progenics has incredible upside under the leadership of a Board and CEO with the proper skillsets**

  — Successful pharmaceutical and radiopharmaceutical commercialization and supply chain expertise, investor relations and shareholder engagement, sophisticated financial analysis and judgment, and appropriate corporate governance and compensation oversight

- **Without appropriate leadership and guidance in place, Velan worries that Progenics' products and future opportunities will continue to be squandered and ignored**

- **In order to show the upside that we see in Progenics, we are sharing our views on value with fellow stockholders**

  — The following pages will show how multiple products constitute a stock price consistent with recent levels – i.e., recent stock prices can be justified by a select few assets

  — These products / opportunities summed together illustrates Progenics' true value

> **Progenics, with the right leadership, has substantial potential and could be worth multiples of its value today**

Progenics' Stand-Alone Potential Value



	Relistor Royalties	AZEDRA	AZEDRA - Label Exp.	PyL	MIP-1095	Taxes, Capex & Other Items	Net Cash	Equity Value
NPV of CF ($mm)	$168	$168	$197	$203	$85	($53)	$7	$774
Term. Value ($mm)	0	25	75	47	35	0	N/A	182

Source: SEC filings.
Note: Assumes 12% discount rate and rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates. Note: This is Velan's stand-alone view on value under appropriate management and is not intended to be a view on the value appropriate for a transaction.

Base Business: RELISTOR & AZEDRA

- **RELISTOR, currently marketed by Bausch Health, generates ~$100 million in annual sales currently**
  - — 15-19% royalties payable to Progenics
  - — Net sales milestone payments range from $10-75 million and are payable upon certain milestones
  - — Velan assumes no terminal value post-2030
    - 7.5% annual net sales growth until then
- **AZEDRA represents pheochromocytoma and paraganglioma opportunity and <u>excludes all other potential indications</u>**
  - — 5% annual WAC price increase
  - — 15% gross-to-net
  - — Peak market share of 65% in 2025
    - Conservatively assumed eligible population of 400 patients in 2019 increasing throughout forecast but remaining well below top of Company guidance (800 patients)
    - Conservatively assumed 2026 generic entry (reducing both market share and pricing)
    - Conservatively assumed <2 doses per patient
  - — SG&A expenses allocated to AZEDRA
  - — Terminal value of 3x EBITDA

VELAN'S PERSPECTIVE ON VALUE (11-13% DISCOUNT RATE)



Unaffected Price: $4.95
RELISTOR methylnaltrexone bromide
$1.80
$1.95
AZEDRA iobenguane I 131
$2.05
$2.25
Combined
$3.85
$4.20
$0
$2
$4
$6
$8

Source: SEC filings.

Note: Rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates. Taxes are accounted for separately.

Pipeline Opportunities: Therapeutics

- **AZEDRA label expansion**
  - Assumes market is 3x size of existing indications to account for both larger patient population and different dosing (could have material upside)
    - As an example, patients with neuroblastoma are treated with 18mCi/kg, so a patient that weighs 28+ kg would need higher dose than current standard for AZEDRA
  - 75% probability of success
  - 2023 launch with seven-year orphan exclusivity and no longer-term patent coverage
  - Product-specific R&D and SG&A incorporated
  - Terminal value of 3x EBITDA

- **1095**
  - Endocyte assumed adjusted net sales of $1+bn
    - Velan assumes $220 million in peak adjusted net sales even though pre-chemo indication could be more lucrative
  - Conservative 40% probability of success
  - Product-specific R&D and SG&A incorporated
  - Terminal value of 3x EBITDA



VELAN'S PERSPECTIVE ON VALUE (11-13% DISCOUNT RATE)

Unaffected Price: $4.95

AZEDRA Label Expansion: $2.80 – $3.30

If label expansion was 5x size of current AZEDRA market, value per share would nearly double

1095: $1.15 – $1.55

NPV of ~$120 million; recall Endocyte sold for $2.1bn = meaningful upside to these figures

Combined: $3.95 – $4.85

$0 $2 $4 $6 $8

Source: SEC filings.
Note: Rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates.

Pipeline Opportunities: PyL Diagnostic

- **PyL represents a significant opportunity where Progenics has the front-runner that is desperately needed in the marketplace**

  — Completed Phase 3 enrollment in August 2019

  — Top-line results expected in Q4 2019 with NDA submission in 2H 2020

- **Velan assumptions**

  — 2022 commercial launch with peak probability-adjusted net sales of $250+ million

    - Assumes 75% probability of success

  — No longer-term patent coverage

  — Product-specific R&D and SG&A incorporated

  — Terminal value of 3x EBITDA

- **Under these assumptions and a 11-13% discount rate, PyL's value corresponds to $2.60-3.05 per share**

Source: SEC filings.
Note: Rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates.

Pipeline Opportunities: DCF Sensitivities

Product	Sensitivity	Value Impact at 11% Discount Rate	Value Impact at 13% Discount Rate
 **Label Expansion**	100% Probability of Success (75% Currently)	+$1.25 per share	+$1.05 per share
	5x Market Size of New Indications vs. Pheo and Para (3x Currently)	+$2.80 per share	+$2.45 per share
1095	65% Probability of Success (Once in Phase 3) (40% Currently)	+$1.40 per share	+$1.15 per share
	Uptake of pre-chemo label vs. post-chemo competition (Increases Sales by 15%)	+$0.75 per share	+$0.65 per share
PyL	100% Probability of Success (Near-Term Phase 3 Read-Out)	+$1.15 per share	+$1.95 per share

Velan believes each pipeline opportunity has key sensitivities which represent even more upside to Progenics' true value

Source: SEC filings.
Note: Rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates.

Additional Comments for Consideration

- **Operating expenses**

  — SG&A reduced by approximately one-third to $22 million in 2020

    - Additional savings could be available, but this is not a "buyout scenario" model

  — SG&A increased as additional indications / products progress in the clinic

  — Cumulative R&D expense of $190 million

- **Taxes**

  — 25% corporate tax rate

  — Assumes 50% of NOLs pre-2018 ($713mm in total as of 12/31/2018) are utilized; meaningful upside if all NOLs are incorporated in model

- **Excluded opportunities**

  — Excludes any payout from ongoing 617 litigation efforts

  — Does not factor in potential business development (M&A or out-licensing)

  — Excludes potential royalties / milestones from products out-licensed to Bayer, Curium, CytoDyn and ROTOP

  — Does not factor in potential upside from future ex-U.S. partnerships for remaining products

Source: SEC filings.
Note: Rounded to nearest $0.05. Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates.

Comparing Our Model to Equity Research

Product	Velan's Model	Equity Research Perspectives
	Peak Net Sales from Royalties of ~$38 million	BTIG forecasts royalties from RELISTOR of $79 million in 2023
	Peak Net Sales of $110 million	BTIG forecasts AZEDRA 2020-2023 net sales of $32-126 million
AZEDRA iobenguane I 131 solution for intravenous use **Label Expand**	Peak Probability-Adjusted Net Sales of $250+ million	Not broken out in equity research models
1095	Peak Probability-Adjusted Net Sales of $220 million	Not included in equity research models
PyL	Peak Probability-Adjusted Net Sales of $250+ million and NPV of ~$250 million	Brookline's NPV of ~$200mm

Velan's perspectives appear conservative relative to Wall Street analysts (although coverage is minimal)

Source: SEC filings and equity research.
Note: Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates.

Frame of Reference to Keep in Mind

- **1095 comparable Endocyte was acquired for $2.1 billion with only one lead asset after its Phase 2 trial**

  — This alone would imply ~$23 per share

  —Conversely, Progenics has multiple value-creating products in its pipeline

- **Bracco / Blue Earth transaction for $475 million**

  — Direct comparable for PyL that by itself would imply over ~$5 per share

- **~$50+ million incremental borrowing capacity against RELISTOR royalties**

- **~$190 million gross value of deferred tax assets associated with $700+ million of net operating losses**

- **According to our estimates, 100% probability of success increases Progenics' stock price above $15 per share (other assumptions remaining the same)**

Source: SEC filings and press releases.
Note: Based on 2020-2030+ discounted cash flow analysis. Velan has utilized public information, its own diligence findings and certain estimates.

Conclusion

Now is the Time for Much Needed Change and Accountability at Progenics

- We believe Progenics' value resides primarily with its RELISTOR royalties, approved drug AZEDRA, net cash, and pipeline
- However, it is critical to efficiently direct appropriate resources towards effective development, utilization, and ultimately the monetization of these main assets
- We believe diversions that are unlikely to generate a satisfactory return, such as the AI technology programs, should be re-examined and represent strong candidates for discontinuation
- A refreshment of the Progenics Board is a necessary catalyst for change, especially at this critical time when the Board is attempting to sell the Company at a massive discount



Lost ground to now well-funded competitor despite head start
Substantial cash burn, inefficient expense structure
Persistent dilutive financings, misallocation of capital
Insufficient productivity, continued execution issues
Historical and outstanding discontent among stockholders
Persistent share price weakness, on absolute and relative basis
REAL AND MEANINGFUL CHANGE IS IMMEDIATELY NECESSARY

The Board has exhausted reasonable runway and numerous factors make now the right time for improved, alternative paths for value creation

Weighing Key Takeaways



PGNX PRO FORMA

Leadership and Oversight:
Boosted accountability and credibility, deeper qualifications, complementary perspectives and relationships

Newfound Focus on Execution:
Commercialization and development progress, expense efficiency

Financial Sophistication:
Optimal capital allocation and financing strategies

Alignment:
Setting appropriate measures and responsiveness to stockholder concerns

PGNX STATUS QUO
(Unacceptable)

This is a rare moment.

Accountability, management oversight and stockholder alignment tip the scale in favor of enduring success

Vote to Protect the Value of Your Investment on the <u>GREEN</u> Consent Card TODAY

CONSENT for the removal of CEO Baker, Dr. Scheinberg and Ms. Williams

CONSENT for our five highly-qualified, fully-independent Nominees: Drs. Ber and Ende, Messrs. Mäusli and Mims, and Ms. MacDougall

Appendix

Nominee Biographies

Dr. Gérard Ber, age 61, co-founded and served as the Chief Operating Officer of Advanced Accelerator Applications S.A. ("AAA") (formerly NASDAQ: AAAP), a pioneering radiopharmaceutical company that develops, produces and commercializes diagnostic and therapeutic products for several indications in oncology, cardiology, neurology and infectious/inflammatory diseases, from 2002 until it was acquired by Novartis AG in January 2018. Dr. Ber was responsible for US and Worldwide commercial efforts, drug development, supply chain, and business development activities at AAA, including the successful launches of LUTATHERA® for the treatment of gastropancreatic neuroendocrine tumors and various diagnostic radiopharmaceutical agents. Dr. Ber helped grow AAA from a start-up to a global leader in molecular nuclear medicine and served as a member of its board of directors from inception until 2014. Prior to joining AAA, Dr. Ber served as the Director of OM Pharma's Western European group from 2000 to 2002, the Director General and Director of Marketing and Commerce for CIS Medipro from 1994 to 2000, and in various management roles at CIS Bio International from 1984 to 1994. Dr. Ber has served as a member of the board of directors of Y-mAbs Therapeutics, Inc. (NASDAQ: YMAB), a clinical stage biopharmaceutical company, since December 2018, where he currently serves on the Nominating and Corporate Governance, Compensation and Audit committees. Dr. Ber received a PhD in pharmacy and a master's degree in advanced studies in food science from the Université Scientifique et Médicale de Grenoble, and a degree in marketing and international commerce from the Institut de Pharmacie Industrielle de Paris.

We believe that Dr. Ber's more than 30 years of experience in MNM, including development, production and commercialization of diagnostics and therapeutic products for several indications in oncology, cardiology, neurology and infectious/inflammatory diseases, together with his leadership experience as Chief Operating Officer of AAA and public company board experience, would make him a valuable member of the Board.

Dr. Eric J. Ende, age 51, currently serves as the President of Ende BioMedical Consulting Group, Inc., a privately-held consulting company which is focused on helping life sciences companies raise capital, identify licensing partners, and optimize corporate structure as well as analyzing both private and public investment opportunities for clients within the life sciences industry, a position he has held since 2009. Dr. Ende has also served on the board of directors of each of Avadel Pharmaceuticals plc (NASDAQ: AVDL), a specialty pharmaceutical company, since December 2018, where he serves on the Audit and Compensation Committees, and Matinas BioPharma Holdings, Inc. (NYSE AMERICAN: MTNB), a clinical-stage biopharmaceutical company, since April 2017, where he chairs the Compensation Committee and serves on the Audit Committee. Dr. Ende has also served on the Technology Transfer Committee of Mount Sinai Innovation Partners, which develops Mount Sinai discoveries and innovations, since March 2015. From January 2015 to October 2016, he served as Chairman of the Unsecured Creditor's Committee in the bankruptcy of Egenix, Inc. Dr. Ende also previously served on the board of directors of Genzyme Corp. (formerly NASDAQ: GENZ), a biotechnology company, from 2010 until it was acquired by Sanofi-Aventis in 2011. Earlier in his career, he served as the senior biotechnology analyst at Merrill Lynch, from 2002 until 2008; as the senior biotechnology analyst at Bank of America Securities from 2000 through 2002; and as a biotechnology analyst at Lehman Brothers from 1997 to 2000. During Dr. Ende's career as a biotechnology analyst, he was named to Institutional Investor's All-America Equity Research Team six times as well as to The Greenwich Survey list of top analysts. Dr. Ende received a Master's in Business Administration in Finance and Accounting from NYU - Stern Business School, a Doctor of Medicine degree from Mount Sinai School of Medicine in 1994, and a Bachelor's of Science degree in Biology and Psychology from Emory University in 1990.

We believe that Dr. Ende is qualified to serve on the Board due to his over 20 years of experience in the pharmaceutical and life sciences industries, including as President of Ende BioMedical Consulting Group and as a biotechnology analyst, and his prior public company board experience.

Nominee Biographies (Cont'd)

Ann MacDougall, age 66, currently serves as the Chief Executive Officer of Dunollie Fund, a family impact investment fund that she co-founded in January 2018. She also currently serves as a Senior Advisor to Encore.org ("Encore"), a non-profit organization that promotes second chapter careers for the greater good through thought leadership, research, innovative and movement building, a position she has held since November 2017. She previously served as the President of Encore from January 2014 through October 2017. In 2013, Ms. MacDougall was a Fellow at the Harvard University Advanced Leadership Initiative. Prior to that, she served in a number of senior leadership roles at Acumen from 2013-2017, a non-profit impact investment fund investing in social enterprises that serve low-income communities in developing countries, including most recently as Acumen's Chief Operating Officer. Prior to Acumen, Ms. MacDougall had a long career managing legal matters at PricewaterhouseCoopers & PricewaterhouseCoopers International Limited (Paris), including as General Counsel and member of the Management Committee in the U.S. and Global Deputy General Counsel in Paris. Ms. MacDougall currently serves on the board of directors of Opiant Pharmaceuticals, Inc. (NASDAQ: OPNT), a specialty pharmaceutical company, since May 2016, where she chairs the Compensation Committee, is a member of Nominating and Corporate Governance Committee, and previously served on the Audit Committee. She has also served on the board of directors of Atmos XR, Inc., a technology and logistics company, since October 2017. Ms. MacDougall earned her B.A. at Tufts University and her J.D. at Brooklyn Law School.

We believe that Ms. MacDougall is qualified to serve on the Board due to her extensive financial, legal and management experience, together with her extensive leadership experience as a senior executive and member of numerous private and public boards and their committees.

Heinz Mäusli, age 56, has more than 15 years of experience in molecular nuclear medicine. He was the Chief Financial Officer of Advanced Accelerator Applications S.A. ("AAA") (formerly NASDAQ: AAAP), a pioneering radiopharmaceutical company that develops, produces and commercializes diagnostic and therapeutic products for several indications in oncology, cardiology, neurology and infectious/inflammatory diseases, from 2003 until 2018, serving as CFO for an additional 6 months, after it was acquired by Novartis AG in January 2018 for $3.9 billion, in order to support the integration. He was on the executive team that managed the integration of AAA into Novartis after helping grow AAA over 15 years from a start-up to a global leader in molecular nuclear medicine with 650+ employees in 13 countries and 20 production and R&D facilities. He was the key executive who led the listing of AAA on Nasdaq in November 2015 at $16 per share and oversaw the due diligence process and contract negotiations with Novartis leading to a sale of the company for $82 per share in January 2018. At AAA, Mr. Mäusli also led the acquisition of 10 companies, served as AAA's General Counsel from 2003 until 2015, and was a member of the company's board of directors from 2008 to January 2014. Prior to joining AAA, Mr. Mäusli was an independent management consultant from 2002 until 2003. He worked as a management consultant on strategy projects in Europe and in the USA for Accenture from 1996 until 2001 and for Gemini Consulting from 1995 until 1996. Since May 2019, Mr. Mäusli has served on the board of directors of Inventiva S.A. (Euronext: IVA), a French clinical stage biotech company. Mr. Mäusli received a master's degree in management of organizations from the University of St. Gallen in Switzerland and a master's degree in business administration from Columbia Business School in New York.

We believe that Mr. Mäusli's expertise in radiopharmaceuticals as well as the operational, organizational, financial and cultural complexities of growing and integrating international companies, together with his leadership experience as a senior executive and public company director, well qualifies him for service on the Board.

Nominee Biographies (Cont'd)

David W. Mims, age 56, has served as a member of the board of directors at each of Guideway Care, a healthcare company that provides technology-enabled care guidance, since May 2017 and SouthPoint Bank, a community banking institution, since August 2015. Previously, Mr. Mims served as President, U.S. Specialty Pharmaceuticals for Aptalis Pharma Inc. ("Aptalis") (f/k/a Axcan Pharma Inc.), a privately held pharmaceutical company, from May 2011 until May 2014, shortly after it was acquired by Forest Laboratories, Inc. (formerly NYSE: FRX). While at Aptalis, Mr. Mims managed over 200 employees and grew the business to over $475 million in annual net sales. Mr. Mims similarly served as President, U.S. Specialty Pharmaceuticals at Axcan Intermediate Holdings Inc., the parent company of Axcan Pharma Inc. (formerly TSE: AXP and NASDAQ: AXCA), from February 2008 until May 2014 and as a member on its board from 2000 to 2007. Mr. Mims began working at Axcan Pharma Inc. as Executive Vice President and Chief Operating Officer in 2000 after the company acquired Scandipharm, Inc., a privately held pharmaceutical company, which Mr. Mims helped found and for which he served as Vice President, Chief Operating Officer and Chief Financial Officer, from 1991 until 1998. During his career as a pharmaceutical executive, Mr. Mims has played a significant role in raising over $1 billion in capital and successfully leading multiple commercial organizations including the new product launches. Mr. Mims was also an integral part of multiple transactions, including the sale of Scandipharm to Axcan Pharma, Inc. for ~$100 million, the sale of Axcan Pharma, Inc. to TPG Capital for $1.3 billion, the acquisition of Eurand, Inc. for $583 million and the sale of Aptalis to Forest Laboratories for $2.9 billion. Currently, Mr. Mims serves as a member of the American Institute of Certified Public Accountants and Alabama Society of Certified Public Accountants. Previously, Mr. Mims served as a director of the University of Alabama at Birmingham Research Foundation. Mr. Mims is a licensed CPA (inactive). Mr. Mims received his B.S. in accounting from Auburn University.

We believe that Mr. Mims' almost 30 years experience in the pharmaceutical industry in executive and director positions gives him unique business expertise, particularly in the areas of specialty pharmaceuticals and commercial operations, that make him well qualified to serve on the Board.

Background to Velan's Solicitation

- After having followed the Company and its predecessors for years, Velan initiated its current investment in July 2018 and initially interacted with representatives of the Company during a telephonic conversation on November 29, 2018.

- Over the ensuing months, Velan pursued further due diligence related to the Company, which included consultations with several third parties, including key opinion leaders ("KOLs") and other industry participants.

- On January 7, 2019, Velan met with Patrick Fabbio, Chief Financial Officer of the Company, at the annual J.P. Morgan Healthcare Conference. After this meeting, Velan contacted the Company's management on multiple occasions to schedule further interactions but did not receive any response or acknowledgment from the management team.

- On February 18, 2019, Velan sent a letter to the Board expressing disappointment with the Company's lack of responsiveness to the attempted outreach of an interested stockholder, highlighting certain important issues that Velan had sought to cover with senior management.

- On February 22, 2019, Peter Crowley, then Chairman of the Board, responded to Velan's letter noting the Board had yet to review or consider Velan's observations.

- On March 7, 2019, Velan sent another letter to the Board noting Velan's disappointment in the continued lack of response and engagement from the Company. As a result, Velan requested the documentation required in order to nominate directors for election to the Board. In this letter, Velan made clear its preference to work constructively with the Board.

- On March 8, 2019, Mr. Crowley responded to Velan's letter of March 7, 2019, proposing a meeting between himself, Velan and Mark Baker, Chief Executive Officer and a director of the Company.

- On March 13, 2019, Mr. Venkataraman had a telephone conversation with the Mr. Crowley. During the call, Mr. Venkataraman discussed his views on the Company (including its management team) and noted Velan's willingness to work with the Company. Mr. Venkataraman felt that Mr. Crowley acknowledged that execution was meaningfully lacking, though Mr. Crowley later disputed this account.

- On March 15, 2019, given the limited engagement and openness believed to be shown by the Company, Velan nominated six candidates for election to the Board at the Company's 2019 Annual Meeting of Stockholders (the "2019 Annual Meeting"), including Messrs. Venkataraman, Nohria, Sarpangal, Melkonian, Cooke and Matthew Heck, in order to facilitate stockholder involvement and value creation.

- On March 25, 2019, Messrs. Venkataraman and Sarpangal met with Messrs. Crowley and Baker in New York City to discuss the issues and concerns highlighted by Velan. During this meeting, Velan disclosed that it owned approximately 4% of the Company's outstanding shares, which included a significant amount of stock purchased immediately following the Company's fourth quarter 2018 earnings call, and that while already one of the Company's large stockholders, there was a good chance that Velan might become one of the largest, if not the largest stockholder. Mr. Crowley stated they would consider the topics raised by Messrs. Venkataraman and Sarpangal at an April 1, 2019 meeting of the Board.

- On March 27, 2019, Velan sent a letter to Messrs. Crowley and Baker noting Velan's disappointment with the tone of the in-person meeting on March 25, 2019, and expressing hope that Velan's concerns and issues would be seriously considered by the Board. In order to facilitate any such review, Velan also shared a presentation highlighting various concerns, along with the benefits that Velan believed its nominees would provide.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On March 27, 2019, the Participating Stockholders crossed the 5% ownership threshold, thereby triggering their obligation under the Securities Exchange Act of 1934 (the "Exchange Act") to file a Schedule 13D within 10 calendar days.

- On April 4, 2019, Mr. Crowley sent a letter to Velan confirming receipt of Velan's March 27, 2019 letter. Mr. Crowley did not indicate whether or not Velan's concerns were discussed at the April 1, 2019 meeting of the Board or provide any further feedback on the concerns Velan had raised.

- Prior to the Participating Stockholders' filing of their Schedule 13D on April 5, 2019, Mr. Sarpangal called Mr. Crowley multiple times to follow up on the March 25, 2019 meeting but the calls were neither accepted nor returned. The final call on April 4, 2019 was meant to inform the Company of the upcoming Schedule 13D filing.

- On April 5, 2019, the Participating Stockholders filed a Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on April 4, 2019, of 6,233,796 shares of the Common Stock, representing 7.4% of the Company's outstanding shares.

- Between April 7, 2019 and April 15, 2019, Mr. Fabbio and Velan engaged in email communications regarding scheduling interviews with the Company's Nominating and Corporate Governance Committee for Velan's nominees.

- On April 11, 2019, Mr. Sarpangal emailed Mr. Fabbio to schedule a brief phone call to discuss clarification questions related to the Company's financial profile. After not receiving a response for several days, Mr. Sarpangal emailed Mr. Fabbio again on April 14, 2019, after which Mr. Fabbio and Melissa Downs, the Company's Associate Director, Investor Relations, arranged a half hour phone call on April 15, 2019.

- On April 15, 2019, Mr. Fabbio provided a letter confirming the meeting dates for Velan's nominees and requesting clarification of Velan's share ownership at the time Velan's nomination materials were submitted.

- On April 16, 2019, Velan's outside counsel sent a letter to Mr. Fabbio responding to Mr. Fabbio's letter of April 15, 2019 and confirming Velan's ownership of its shares in the Company at the time its nomination materials were submitted and offering to provide any further confirmation the Company may request.

- On April 18, 2019, Dr. Nohria held a telephonic meeting with Michael Kishbauch, then Chairman of the Nominating and Corporate Governance Committee, and Nicole Williams, a director of the Company, to discuss Dr. Nohria's qualifications for serving on the Board.

- On April 19, 2019, Mr. Melkonian held an in-person meeting in New York City with Mr. Kishbauch which included telephonic participation by Ms. Williams to discuss Mr. Melkonian's qualifications for serving on the Board.

- Between April 15-22, 2019, Velan and its outside counsel contacted the Company on multiple occasions seeking clarification of the correct record date. This outreach was ignored by the Company.

- On April 22, 2019, the Company delivered a letter to Velan, which it filed with the SEC, invalidating Velan's nomination of director candidates on technical grounds[1], thereby deeming Velan's nominees ineligible for election as directors at the 2019 Annual Meeting.

Source: SEC filings.
(1) On the date Velan submitted its nomination, it beneficially owned shares of Progenics in "street" name. While Velan is currently a stockholder of record of Progenics, it was not a stockholder of record on the date it submitted its nomination pursuant to the Company's Bylaws.

Background to Velan's Solicitation (Cont'd)

- On April 24, 2019, Messrs. Venkataraman, Heck, Sarpangal and Cooke held separate in-person meetings in New York City with Mr. Kishbauch and Ms. Williams to discuss their respective qualifications for serving on the Board. During Mr. Venkataraman's meeting, he again conveyed Velan's willingness to constructively engage with Progenics and requested a response from the Company by April 25, 2019.

- On April 25, 2019, the Company delivered a letter to Velan noting that the Board was considering Velan's request for a response.

- Following delivery of the Company's April 25th letter, outside counsel for each of Velan and the Company engaged in various discussions regarding the Company's responses to Velan's requests and Velan's desire for a swift response. Notwithstanding Velan's desire for a more immediate response, it requested that the Company respond to its requests no later than May 3, 2019.

- On April 30, 2019, Velan delivered a letter to the Company, within its rights as a stockholder of the Company under Delaware law, demanding production of certain of the Company's books and records, pursuant to Section 220 of the Delaware General Corporation Law.

- On May 1, 2019, the Participating Stockholders filed Amendment No. 1 to the Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on April 30, 2019, of 7,679,578 shares of the Common Stock, representing 9.1% of the Company's outstanding shares.

- On May 3, 2019, the Company responded to Velan's request, however, Velan did not believe the response reflected the level of change that it believes is necessary to drive stockholder value at the Company.

- On May 6, 2019, Velan delivered a letter to the Board and issued a press release expressing its concerns with the Company's persistent underperformance and poor corporate governance practices in light of the Company's invalidation of its nomination of director candidates. Velan also stated in the letter that despite its sincere efforts to work constructively with the Company, it has been left with no choice but to hold the Board accountable at the 2019 Annual Meeting.

- On May 7, 2019, the Participating Stockholders filed a preliminary proxy statement in connection with the 2019 Annual Meeting.

- On May 8, 2019, Velan issued a press release calling on the Company's management team and Board to increase the level of disclosure and transparency when Progenics reports first quarter results on May 9, 2019 and posed a series of questions to be answered by the Company on the earnings call. Velan also announced that it filed a preliminary proxy statement seeking stockholder support against the election of Messrs. Crowley and Kishbauch at the 2019 Annual Meeting.

- On May 13, 2019, Velan issued a press release calling on the Company's management team and Board to increase the level of disclosure and transparency to stockholders given Velan's belief that the Company failed to adequately respond to its series of questions and call for increased transparency on the Company's first quarter 2019 earnings call held on May 9, 2019.

- On May 17, 2019, Velan filed amendment no. 1 to its preliminary proxy statement in connection with the 2019 Annual Meeting.

- On May 21, 2019, Velan filed its definitive proxy statement in connection with the 2019 Annual Meeting.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On May 22, 2019, Velan issued a press release with its first letter to stockholders and noting the launch of its campaign website – www.SavePGNX.com.

- On May 30, 2019, the Company filed its definitive proxy statement in connection with the 2019 Annual Meeting.

- On May 31, 2019, Velan issued an FAQ to stockholders regarding the 2019 Annual Meeting.

- On June 3, 2019, Velan issued a supplement to its definitive proxy statement.

- On June 3, 2019, the Company issued a press release containing the Board's first letter to stockholders.

- On June 4, 2019, Velan issued a press release responding to statements made by the Board in its letter to stockholders.

- On June 6, 2019, Ryan Melkonian approached Mr. Baker expressing Velan's disappointment that a settlement had not been reached.

- On June 11, 2019, Velan issued a press release with its second letter to stockholders highlighting the Board's continual preference for dilution as evidenced by its decision to pay a June 2019 milestone in equity instead of cash.

- On June 12, 2019, counsel for Velan delivered a revised proposal to Progenics' counsel requesting (i) the appointment of two of its principals to the Board, (ii) the removal of one Board member to be replaced by a mutually acceptable independent candidate, (iii) the appointment of a new Chairman and (iv) that the standstill expire prior to the nomination deadline for the 2020 Annual Meeting of Stockholders (the "2020 Annual Meeting").

- On June 13, 2019, the Company issued a press release containing the Board's second letter to stockholders.

- On June 14, 2019, counsel for each of Progenics and Velan engaged in a discussion regarding Velan's revised proposal and a potential response.

- On June 17, 2019, Velan issued a press release in response to the Board's second letter to stockholders.

- On June 19, 2019, the Company issued a press release containing the Board's third letter to stockholders.

- On June 20, 2019, Velan issued a press release requesting the Board to support various claims made by Progenics in its third letter to stockholders. Later that day, Velan issued another press release announcing the release of its Investor Presentation detailing its case for change at Progenics in connection with the 2019 Annual Meeting.

- On June 21, 2019, the Company released its Investor Presentation in connection with the 2019 Annual Meeting.

- On June 24, 2019, the Company issued a press release and second presentation in response to Velan's Investor Presentation.

- On June 25, 2019, Velan issued a press release and second presentation in response to the Company's Investor Presentation. Later that day, counsel for Velan again reached out to Progenics' counsel to see if the Board thought there could be an acceptable resolution for both parties.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On June 26, 2019, Progenics' counsel delivered the Board's counterproposal to Velan's counsel, which included the retirement of one unidentified director by the 2020 Annual Meeting but offered the same terms for the appointment of new directors (two new directors with no ties to the Participating Stockholders) and the standstill (through the 2020 Annual Meeting). Thereafter, counsel for each of Velan and Progenics exchanged additional counterproposals on behalf of their respective clients.

- On June 27, 2019, counsel for each of Velan and Progenics resumed discussions, pursuant to which Velan and the Board ultimately agreed in principle to (i) the appointment of two independent nominees (with no ties to the Participating Stockholders), expanding the Board to nine directors, (ii) the retirement of an unidentified director by the 2020 Annual Meeting, (iii) a standstill that would expire before the nomination deadline for the 2020 Annual Meeting, and (iv) certain committee appointments. The Board however, rejected Velan's request for at least one non-voting observer seat. Later that evening, the Company issued a press release regarding these settlement discussions.

- On June 28, 2019, Velan issued a press release responding to the Company's press release to clarify the settlement negotiations that were taking place between both parties. Later that day, Velan issued an additional press release noting that Institutional Shareholder Services Inc., a leading proxy advisory firm ("ISS"), supported its call for change at Progenics by recommending that stockholders vote against the re-election of Messrs. Crowley and Kishbauch at the 2019 Annual Meeting. The Company also issued a press release in response to ISS' report and provided a brochure to stockholders.

- On July 1, 2019, Velan issued a press release reiterating ISS' support for change and noting its disagreement with the conclusion reached by Glass Lewis & Co., LLC ("Glass Lewis") but citing excerpts from Glass Lewis' report that highlighted the multiple shortcomings of the Board. The Company also issued a press release in response to Glass Lewis' report.

- On July 8, 2019, Velan issued a press release urging stockholders to vote against the re-election of Messrs. Crowley and Kishbauch and published a flyer summarizing Velan's stance. That same day, the Company issued a press release regarding the 2019 Annual Meeting.

- On July 11, 2019, the 2019 Annual Meeting was held, pursuant to which approximately 65% of the votes cast (excluding abstentions) were against the re-election of Messrs. Crowley and Kishbauch. During the 2019 Annual Meeting, Velan indicated its preference and willingness to reach a settlement and noted its intention to stay in New York City the following day to meet with the Board. Following the 2019 Annual Meeting, counsel for each of Velan and Progenics engaged in a series of discussions to set up a meeting between Velan and the Board.

- On July 12, 2019, the Company issued a press release noting the preliminary results of the 2019 Annual Meeting, which indicated that Messrs. Crowley and Kishbauch were not re-elected by stockholders at the meeting.

- On July 15, 2019, Mr. Baker and Mr. Bradley Campbell had a telephonic discussion with representatives of Velan. During this discussion, Velan expressed its disappointment that no other directors were on the call and reiterated its prior offer (made before the stockholder vote at the 2019 Annual Meeting) with the additional requests that the Board accept the resignations of Messrs. Crowley and Kishbauch and adopt director stock ownership requirements.

- On July 22, 2019, Velan issued a press release announcing the certified voting results for the 2019 Annual Meeting, which confirmed stockholders' support of its campaign for change at Progenics with approximately two-thirds of the votes cast against the re-election of Messrs. Crowley and Kishbauch. Velan also commented on the Board's lack of engagement with Velan following the 2019 Annual Meeting.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On July 26, 2019, counsel for Velan reached out to counsel for Progenics in an effort to reach a constructive resolution with the Company following the certified vote and provided a revised proposal to the Board, which removed Velan's prior request for non-voting observer seats and requested a third director be mutually appointed between the parties. All other terms remained consistent with Velan's prior offers.

- On August 3, 2019, counsel for Progenics informed counsel for Velan that the Board should be getting back to Velan on its revised proposal the following week. The Board officially responded to Velan's revised offer in September.

- On August 8, 2019, the Company issued a press release announcing certain governance changes and that the Board had accepted the contingent resignations of Messrs. Crowley and Kishbauch, with an effective date of October 17, 2019.

- On August 12, 2019, Velan issued a press release noting concerning factors regarding the Company's Q2 2019 performance and continual lack of transparency, and noted Velan's intention to take further action on behalf of all stockholders if an appropriate settlement was not reached.

- On August 15, 2019, counsel for Velan sent a letter to the Secretary of Progenics requesting the documentation set forth in the Bylaws to be completed by director nominees for election to the Board.

- On August 19, 2019, the Company provided Velan's counsel with the requested materials for director nominees.

- On August 26, 2019, Velan sent a private letter to the Board noting its displeasure with the Board's lack of engagement and noting Velan's intentions to pursue a consent solicitation if the Board continues to refuse to meaningfully engage with Velan. Later that day, the Participating Stockholders filed Amendment No. 2 to the Schedule 13D with the SEC reporting their collective beneficial ownership, as of the close of business on August 26, 2019, of 9,453,672 shares of the Common Stock, representing 10.9% of the Company's outstanding shares.

- On August 27, 2019, the Board publicly responded to Velan's private letter to the Board.

- On September 6, 2019, counsel for Progenics engaged in a discussion with counsel for Velan regarding the Board's counterproposal to Velan's July 26, 2019 proposal, which was thereafter formalized in an email to Velan's counsel on September 7, 2019. In its counter, the Board proposed: (i) expiration of the standstill through the 2020 Annual Meeting; (ii) the addition of three new directors for a Board size of eight directors – one designated by Velan (but no one affiliated with Velan), one identified by the Company to be selected by Velan and one selected by the newly reconstituted Board of seven directors, which could include candidates proposed by Velan for consideration; (iii) new Board Chair must be agreed upon by six members of the reconstituted Board; and (iv) relevant committee appointments for new directors. The proposed board composition by Progenics was, in Velan's view, worse than its prior offer for Velan to appoint two directors.

- On September 8, 2019, counsel for Velan delivered Velan's response to Progenics' latest offer. In return for Velan agreeing to a longer standstill, which Progenics made clear was a sticking point in its latest offer, Velan added one request to its prior offer – the resignation of CEO Mark Baker by December 31, 2019. The remaining terms of Velan's proposal remain unchanged, including the appointment of three new directors – two independent directors to be appointed by Velan and a mutual third candidate to be agreed upon between Velan and Progenics, expanding the Board to eight directors. Velan reiterated its displeasure with the Board's delay and lack of engagement following the 2019 Annual Meeting and therefore requested a prompt response from the Board.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- On September 11, 2019, Progenics' counsel delivered the Board's response to Velan's counsel, which included the following: (i) expiration of the standstill through the 2020 Annual Meeting; (ii) the addition of three new directors for a Board size of eight directors – two designated by Velan (but no one affiliated with Velan) and one candidate to be agreed upon between the newly reconstituted Board of seven directors and Velan, to be chosen from the pool of candidates identified by Korn Ferry, the Company's search firm; (iii) new Board Chair must be agreed upon by six members of the reconstituted Board; (iv) relevant committee appointments for new directors, including a Velan designee to serve on the Compensation Committee; and (v) expense reimbursement for Velan.

- On September 16, 2019, the Participating Stockholders delivered a letter to the Board expressing their disappointment that the Company's latest counterproposal again failed to address a key stockholder concern, namely, holding CEO Mark Baker accountable for the Company's poor performance and inability to provide products to cancer patients. Velan also reiterated its offer to accept Progenics' ask of a longer standstill on the condition that CEO Mark Baker would retire or resign.

- On September 18, 2019, the Participating Stockholders filed this preliminary Consent Statement soliciting stockholders' consent in favor of the Proposals. The Participating Stockholders also issued a press release announcing the launch of their consent solicitation to reconstitute the Board with their five highly-qualified, independent directors.

- Also on September 18, 2019, Velan delivered to the Secretary of Progenics written notice of the Proposals and an executed written consent in support of the Proposals, along with a request for the Company to establish a record date to determine the Progenics stockholders entitled to consent to the corporate actions set forth in the Proposals in writing in lieu of a meeting of stockholders of the Company (the "Written Notice").

- On September 19, 2019, Velan delivered a letter to the Company, demanding the inspection of certain stockholder list materials and related information pursuant to Section 220 of the Delaware General Corporation Law.

- On September 23, 2019, Velan delivered a letter to the Company, demanding the inspection of certain books, records and documents of the Company pursuant to Section 220 of the Delaware General Corporation Law, which Velan supplemented on October 2, 2019 to request certain additional books, records and documents of the Company.

- On September 25, 2019, the Company filed its preliminary consent revocation statement soliciting stockholders' consent against the Proposals.

- On September 30, 2019, the Participating Stockholders filed Amendment No. 1 to its preliminary Consent Statement.

- On October 2, 2019, the Company announced that it entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lantheus Holdings, Inc. ("Lantheus Holdings") and Plato Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Lantheus Holdings, pursuant to which, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Lantheus Holdings (the "Merger").

- On October 2, 2019, the Participating Stockholders issued a press release expressing their concerns with the announced Merger and expressing their belief that it substantially undervalues the Company.

Source: SEC filings.

Background to Velan's Solicitation (Cont'd)

- Also on October 2, 2019, the Participating Stockholders filed Amendment No. 2 to its preliminary Consent Statement.

- On October 4, 2019, the Company filed Amendment No. 1 to its preliminary consent revocation statement.

- On October 4, 2019, Velan and certain of its Nominees held a call with Progenics management in response to Velan's outreach, to learn more about the Lantheus transaction and receive an update on the Company.

- On October 7, 2019, the Participating Stockholders filed this definitive Consent Statement.

Source: SEC filings.